UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FEBRUARY 8, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial, social and
environmental performance

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Key figures
2011

		2011	2010	Change

Financial performance
Sales total	DKK million	66,346	60,776	9.2%
Diabetes care	DKK million	50,425	45,710	10.3%
– of which modern insulins	DKK million	28,765	26,601	8.1%
– of which Victoza®	DKK million	5,991	2,317	158.6%
Biopharmaceuticals	DKK million	15,921	15,066	5.7%
Gross profit	DKK million	53,757	49,096	9.5%
Gross margin	% of sales	81.0	80.8
Sales and distribution costs	% of sales	28.6	29.9
Research and development costs	% of sales	14.5	15.8
Administrative expenses	% of sales	4.9	5.0
Operating profit	DKK million	22,374	18,891	18.4%
Net profit	DKK million	17,097	14,403	18.7%
Effective tax rate	%	22.0	21.2
Capital expenditure, net	DKK million	3,003	3,308	(9.2%	)
Free cash flow	DKK million	18,112	17,013	6.5%

Long-term financial targets				Long-term financial targets	[1]
Operating profit margin	%	33.7	31.1	35%
Growth in operating profit	%	18.4	26.5	15%
Operating profit after tax to net operating assets[1]	%	77.9	63.6	90%
Cash to earnings (three-year average)%		112.8	115.6	90%

Social performance
Healthcare professionals trained or educated in diabetes	1,000	835	373	123.9%
Donations	DKK million	81	84	(3.6%	)
Employees (total)	Number	32,632	30,483	7.0%
Average of full-time employees	Number	31,499	29,423	7.1%
Employee turnover	%	9.8	9.1
Relevant employees trained in business ethics	%	99	98

Long-term social targets
Least developed countries where Novo Nordisk				Long-term social targets
sells insulin according to the differential pricing policy	%	75	67	100%
Engaging culture	Scale 1– 5	4.3	4.3	4.0
Diverse senior management teams	%	62	54	100% by 2014

Environmental performance
Energy consumption	1,000GJ	2,187	2,234	(2.1%	)
Water consumption	1,000m3	2,136	2,047	4.3%
CO2 emissions from energy consumption	1,000 tons	93	95	(2.1%	)
				Long-term
Long-term environmental targets				environmental targets
Energy consumption (change compared with 2007)%		(21)	(20)	11% reduction by 2011
Water consumption (change compared with 2007)%		(34)	(37)	11% reduction by 2011
CO2 emissions from energy consumption (change compared with 2004) %		(56)	(55)	10% reduction by 2014

Share performance
Diluted earnings per share/ADR	DKK	29.99	24.60	21.9%
Dividend per share (proposed)	DKK	14.00	10.00	40.0%
Closing share price (B shares)	DKK	660	629	4.9%
Market capitalisation (B shares)[2]	DKK billion	296	292	1.4%

1.	The long-term financial targets were updated in February 2012. Please refer to p 6.
2.	Novo Nordisk B shares (excluding treasury shares).

See more performance highlights on pp 14 –15.

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For nearly 90 years, Novo Nordisk has combined drug discovery with technology to turn science into solutions for people with diabetes. We also provide treatments for people with haemophilia and growth hormone deficiency and for women experiencing symptoms of menopause. We leverage our expertise with protein molecules, chronic disease management and device technology to provide innovative treatments that make a difference in quality of care.

Novo Nordisk has more than 32,000 employees in 75 countries and markets products in more than 190 countries. Our B shares are listed on NASDAQ OMX Copenhagen and our ADRs are listed on the New York Stock Exchange under the symbol NVO. For more information about our company, visit novonordisk.com.

We leverage our expertise to make a difference in quality of care.

We report on our financial, social and environmental performance in one integrated report and we report additional information online. This public filing contains references and links to information posted on the company’s website; such information is not incorporated by reference into the public filing. The management review, as defined by the Danish Financial Statements Act, is com prised of pp 2–54 and 100–101.

Material and business-critical information is reported in the annual report. Information for specific stakeholder groups is reported at annualreport2011.novonordisk.com. We value feedback and welcome questions or comments about this report or our performance at annualreport@novonordisk.com.

2	Our 2011 accomplishments and results
2	Letter from the Chairman
3	Letter from the CEO
5	Performance in 2011
13	Outlook 2012
14	Performance highlights

16	Our business
17	The Novo Nordisk Way
18	Our business
18	Our corporate strategy
20	Triple Bottom Line management
22	Risk management
26	Pipeline overview
28	Novo Nordisk at a glance

30	Diabetes care
31	The diabetes pandemic
33	Different pathways to diabetes control
34	Changing Diabetes®

36	Biopharmaceuticals
37	Commitment to haemophilia
38	Changing Possibilities in Haemophilia®
39	Other therapy areas

40	Governance, remuneration and leadership
41	Corporate governance
44	Remuneration report
48	Board of Directors
51	Executive Management

52	Shares and capital structure

55	Financial, social and environmental statements
56	Consolidated financial, social and environmental statements
100	Summary of financial data 2007–2011 in EUR
101	Quarterly financial figures 2010 and 2011
102	Financial statements of the Parent company
109	Management’s statement and Auditor’s reports

112	Additional information
112	Index
113	Our products

Novo Nordisk Annual Report 2011   1

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Our 2011 accomplishments and results

Letter from the Chairman

Sten Scheibye
Chairman of the Board of Directors

Novo Nordisk has been a focused pharmaceutical company specialising in therapeutic proteins, primarily for diabetes care, for nearly 90 years. Our company is characterised by a deep disease knowledge within diabetes, a long-term focus and a commitment to making innovative treatments broadly available – also in areas outside diabetes.

According to new data announced in 2011, diabetes affects around 366 million people globally and is responsible for the deaths of nearly 4.6 million adults each year. In comparison, 1.8 million people died from HIV/AIDS in 2009. Diabetes and other chronic diseases are becoming more prevalent all over the world as urbanisation increases and more people live longer.

There has never been more need for a company like Novo Nordisk.

While the short-term outlook for the global economy and for many parts of the healthcare industry is uncertain, the Board of Directors is of the firm belief that Novo Nordisk must continue to invest in innovations in treatment and in expanding its business footprint in all corners of the world. As the company expands globally, we only do business the ‘Novo Nordisk Way’. This means we operate in ways that balance financial, social and environmental responsibility for the benefit of patients, employees, healthcare professionals, share holders and society at large.

The results achieved in 2011 in terms of both sales and new product development are remarkably strong in light of the difficult economic and regulatory climate. Novo Nordisk’s balance sheet and cash flow remain strong, and the Board has confidence in the strategic direction and growth prospects for the company. We have therefore consistently increased the dividend in recent years, raising dividends by 33% to 10.00 Danish kroner per share for 2010. The proposed dividend for 2011 is 14.00 kroner per share, a 40% increase. We have also continued our share repurchase programme, repurchasing shares worth 12 billion kroner in the 12-month period ending January 2012.

The coming years will be extraordinarily important for Novo Nordisk’s long-term development. On one hand the company has never had a more promising pipeline of new products than it has today. Extremely important launches are on the horizon. On the other hand, the pharmaceutical industry is under immense pressure globally from measures to reform healthcare and reduce spending on pharmaceuticals, particularly for new and innovative products.

In light of this, the Board has concluded that Lars Rebien Sørensen, Novo Nordisk’s president and chief executive officer, is the right person to steer the company through this exciting – and challenging – period. I am therefore pleased that Lars has accepted the Board’s proposal to extend his contract by three years, so that it now expires in 2019.

Novo Nordisk has in 2011 continued to increase sales and expand its business at a remarkable pace, and the Board would like to express its appreciation for the leadership shown by Lars Rebien Sørensen and his Executive Management team and the hard work and dedication of the entire Novo Nordisk organisation.

Sten Scheibye
Chairman of the Board of Directors

2   Novo Nordisk Annual Report 2011

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Our 2011 accomplishments and results

Letter from the CEO

Lars Rebien Sørensen
President and chief executive officer

Just as we thought the global economy was recovering from the financial crisis in 2008, we were reminded midway through 2011 that there is still a long way to go.

We saw slow or no economic growth and growing public debts in European countries and the US, with the focus swinging between the instability in the euro zone and the political stalemate in the US Congress preventing adoption of long-term financial measures to deal with soaring public debt.

Innovation is the only sustainable engine for growth.

The situation has been likened to the Great Depression in the 1930s, with hardship felt today by millions of people who have lost their jobs or their savings, but the situation today is different nevertheless. It seems more like a crisis of confidence – confidence in our financial systems, in our democracies’ ability to agree on long-term solutions, and in ourselves and each other.

What we are witnessing is a giant transfer of wealth and jobs from economies in the West to emerging economies in Asia, the Middle East, Latin America and, to some extent, Africa. This is painful for those affected negatively, but we must not forget that more jobs are being created than lost and that the livelihood of hundreds of millions of people is improving, creating the foundation for more equal growth in the future. I am confident that many companies will emerge from the crisis as more innovative, having realised that innovation is the only sustainable engine for growth. This means finding better ways of providing goods and services and solving unmet needs in a financially, socially and environmentally responsible way.

With public spending under pressure, provision of healthcare has again been in focus and, consequently, the pharmaceutical industry has had to make significant adjustments. No market we serve has been untouched by this trend. In 2011, Novo Nordisk faced the consequences of healthcare reforms in many markets – with our business in the US and Europe particularly affected.

Review of 2011
Given the current climate, it is rewarding that Novo Nordisk was able to grow sales by 11% in local currencies in 2011. This growth was driven by our full portfolio of modern insulins, NovoRapid®, Levemir® and NovoMix®, but most significantly by the increasing demand for Victoza®, our treatment for type 2 diabetes, which became the leader in the GLP-1 category of diabetes treatments.

This sales growth, combined with continued focus on efficiency of our operations, resulted in operating profit growth of 18% reported and 22% in local currencies. This is significantly above results for the general pharmaceutical industry.

Equally significant were the finalisation of the clinical activities and filing for regulatory approval in Europe, Japan and the US of a new generation of insulin products. These are based on the ultra-long principle of Degludec, allowing for a half-life twice as long as the basal insulins most commonly used today. With these products it is our hope that we can offer both the world’s longest-acting basal insulin, Degludec, and a combination of this basal insulin with the world’s leading short-acting insulin, NovoRapid® (NovoLog®), DegludecPlus, which will offer people with diabetes superior

Novo Nordisk Annual Report 2011   3

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Our 2011 accomplishments and results

glucose control, reducing the risk of hypoglycaemia (too low blood sugar) and providing greater dosing flexibility. Degludec is also designed to provide people with diabetes the flexibility to administer their insulin at any time of day, at different times from day to day.

We also saw innovation across a broad range of our therapeutic areas, with progress in the development of a new clotting factor, vatreptacog alfa, intended to improve treatment for haemophilia patients with inhibitors. We also made progress in the development of molecules to support the expansion of our presence into haemophilia A and B, as well as in a strong portfolio of inflammation development projects.

In 2011, all UN member states pledged to develop diabetes strategies and set targets for improvement.

The year was also a success for the millions of people with diabetes and other chronic conditions. I was encouraged by the outcome of the United Nations High-Level Meeting on non-communicable diseases in New York in September. Novo Nordisk played a part in the adoption of a UN declaration on diabetes in 2006, and last year we again played a role as all UN member states pledged to develop diabetes strategies and set targets for improvement in screening, treatment and outcomes. This was a moment for celebration for people with diabetes throughout the world. We believe the pledge by UN member states can be translated into concrete action to increase awareness of the threat diabetes poses.

Our new vision statement and updated guiding principles and values, The Novo Nordisk Way, clearly states that “we never compromise on quality and business ethics”. With this we want to send a clear signal, internally as well as externally, regarding what our stakeholders can expect from each of us at Novo Nordisk. To support this commitment to integrity and high standards, in 2011 we further strengthened our efforts to ensure adherence to our global policies and procedures.

Not all went according to plan, however, in 2011.

Healthcare reforms in Europe, combined with the anaemic expectations of the future pharmaceutical market, forced us to re-allocate resources from our European organisation to fast-growing markets in the US and Asia. This led to the unfortunate redundancy of approximately 300 positions. We value our people and we did not take this decision lightly. Securing cost-efficiency, however, is the only guarantee for the long-term success of our company.

In Asia, a major earthquake off the coast of Japan caused a giant tsunami which killed thousands and caused severe property damage as well as contributing to a nuclear meltdown close to our factory in Koriyama.

We were proud to see our Japanese colleagues standing firm while confronted with great personal hardship, ensuring our ability to deliver life-saving medicines to the people of Japan while protecting the assets of our company.

Looking ahead
We have significant confidence in our people, our pipeline and our products. Unlike most of the pharmaceutical industry, Novo Nordisk will undertake a year of major investments in 2012. This includes investment in further market expansion of our current portfolio, in preparing for the launch of our new-generation insulins and in research and development activities for the medium to long term.

Our focus in 2012 will be on:

•	The regulatory process for approval of Degludec and DegludecPlus in our main markets and preparations for the launch of these new-generation insulins.

•	Execution and monitoring of the phase 3 clinical programme for liraglutide in obesity.

•	Clinical development of fixed combinations of Degludec and Victoza®, which may offer a new option for intensification of the treatment of type 2 diabetes.

•	Clinical development of vatreptacog alfa, for improved treatment of haemophilia with inhibitors.

•	Expansion of our international organisation, particularly in fast-growing regions in the areas of sales and marketing, production and research and development.

•	Co-organising the European Diabetes Leadership Forum under the auspices of the Danish EU presidency to reach consensus about what it will take to address the current challenges and change diabetes.

With significant investment and continued focus on development, we expect continued growth for Novo Nordisk in 2012 and beyond.

I would like to thank the entire Novo Nordisk organisation for their contributions to our success this year, our stakeholders and partners for their collaboration, and our shareholders for their confidence and continued support.

Lars Rebien Sørensen
President and chief executive officer

4   Novo Nordisk Annual Report 2011

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Our 2011 accomplishments and results

Performance
in 2011

Despite continued global economic turmoil, 2011 was a positive year for Novo Nordisk with strong sales growth, good performance against long-term financial, social and environmental targets and very significant progress in the clinical development pipeline.

Sales increased by 9% in Danish kroner and by 11% measured in local currencies during 2011 compared to 2010. Sales growth was realised in both diabetes care and biopharmaceuticals. Victoza® and modern insulins were the main contributors to growth, with Victoza® sales increasing by 159% (166% in local currencies) and sales of modern insulins increasing 8% (11% in local currencies). Sales growth was realised in all regions. Sales in North America increased by 13% and in International Operations by 12%, both in Danish kroner, and by 18% and 17% respectively in local currencies. Sales growth in 2011 was reduced by approximately 2 percentage points due to healthcare reforms in the US, several European markets, Turkey and China.

2011 was a positive year for Novo Nordisk with strong sales growth.

Novo Nordisk achieved a significant milestone in 2011, as applications for marketing authorisation of two new-generation insulins, Degludec1 and DegludecPlus2, were filed in major markets. We made significant progress in the development of solutions for the range of haemophilia and other rare bleeding disorders, including initiation of a phase 3 trial programme for a fast-acting treatment of haemophilia with inhibitors. A phase 1 trial was also initiated for a long-acting growth hormone formulation.

In addition, we exceeded long-term targets for resource optimatisation, both in terms of reduced energy and water consumption for production and CO2 emissions from energy consumption for production. We also continued to exceed our long-term target for employee engagement. Notable progress was made in reaching targets for insulin sales in least developed countries and increasing diversity in our senior management teams.

Financial performance

2011 performance against long-term
financial targets
By focusing on growth, profitability, operating assets and generation of cash, our four long-term financial targets guide Novo Nordisk’s financial development. Our historic long-term financial targets are operating profit growth, operating margin, operating profit after tax to net operating assets and cash conversion. The realised performance for three of the four ratios exceeded the target level while the operating margin performance was progressing towards the target. See p 6 for an update on the long-term financial targets.

Diabetes care sales development
Sales of diabetes care products increased by 13% measured in local currencies and by 10% in Danish kroner to DKK 50,425 million in 2011 compared to 2010. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 24% compared to 23% at the same point in time last year.

Modern insulins, human insulins and protein-related products
In 2011, sales of modern insulins, human insulins and protein-related products increased by 5% measured in local currencies and by 3% in Danish kroner to DKK 41,859 million compared to 2010, driven by North America, International Operations and Region China. Global insulin sales growth was negatively impacted by healthcare reforms in the US, Europe, Turkey and China as well as by a decline in human insulin sales in Europe, the US and Japan.

1.	Internal designation for insulin degludec.
2.	Internal designation for insulin degludec/insulin aspart.

Novo Nordisk Annual Report 2011   5

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Our 2011 accomplishments and results

Sales of modern insulins increased by 11% in local currencies and by 8% in Danish kroner to DKK 28,765 million compared to 2010, reflecting steady sales growth. North America, International Operations and Europe were the main contributors to the growth. Sales of modern insulins constitute more than 72% of Novo Nordisk’s sales of insulin.

North America
Sales of modern insulins, human insulins and protein-related products in North America increased by 9% in local currencies and by 4% measured in Danish kroner in 2011. This reflects continued solid sales performance especially of NovoRapid® and Levemir® offset by a decline in human insulin sales and a negative impact of approximately 5 percentage points from the US healthcare reform enacted in March 2010. Currently, around 46% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen® compared to around 43% in the same period last year.

Europe
Sales in Europe decreased by 1% in local currencies and by 1% measured in Danish kroner in 2011. This reflects continued sales growth for modern insulins offset by a decline in human insulin sales. The growth of the insulin volume in Europe is currently low, below 3%, and Novo Nordisk’s full year insulin sales are negatively impacted by market share losses, especially in the UK, and by healthcare reforms implemented during 2010 and 2011 in a number of European markets. Currently, around 96% of Novo Nordisk’s insulin volume in Europe is being sold for use in devices.

International Operations
Sales in International Operations increased by 10% in local currencies and by 6% in Danish kroner in 2011. The growth is primarily driven by modern insulins with all three insulin analogues growing solidly, complemented by modest sales growth of human insulin.

Currently, around 58% of Novo Nordisk’s insulin volume in International Operations’ non-tender markets is being sold for use in devices.

Region China
Sales in Region China increased by 10% in local currencies and by 10% in Danish kroner in 2011. The main contributor to growth was sales of modern insulin with the entire portfolio growing strongly, while sales of human insulin in 2011 were at the same level as sales in 2010, primarily as a result of implementation of a healthcare reform in China during 2011. Currently, around 96% of Novo Nordisk’s insulin volume in China is being sold for use in devices.

Japan & Korea
Sales in Japan & Korea decreased by 4% in local currencies and increased by 1% in Danish kroner in 2011. The sales development reflects sales growth for modern insulins being offset by a decline in human insulin sales. Furthermore, continuous low market growth, below 3%, is impacting overall growth. The device penetration in Japan remains high with approximately 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 5,991 million during 2011, reflecting solid sales performance in all regions. The global roll-out is continuing with nearly 50 countries having launched. Victoza® achieved global market share leadership with 58% value market share in the GLP-1 segment in November 2011 compared to 30% in November 2010. Furthermore, the GLP-1 class’s value share of the total diabetes care market increased to 4.5% in November 2011 compared to 3.2% in November 2010.

Long-term financial
target update

Novo Nordisk operates with four long-term financial targets to balance short- and long-term considerations, thereby ensuring a focus on shareholder value creation. The target ‘Return on Invested Capital’ (ROIC) has been changed to ‘Operating profit after tax to net operating assets’ to more accurately describe the financial elements included in the ratio. Further, the target level has been increased to 90% from 70%. The previous target level assumed that proposed accounting rules regarding treatment of operating leases, the draft International Financial

Reporting Standard ‘Leases’ (ED/2010/09), would be implemented in the near future. However, the implementation has now been postponed and the actual content is currently unclear and as such, this assumption no longer applies.

The target levels are based on the assumption of a continuation of the current business environment and the current scope of business activities and have been prepared assuming that currency exchange rates remain at the levels outlined in Outlook 2012 on p 13. Should any of these assumptions change, the time horizon for achieving the long-term targets may be extended or it may be necessary to revise the targets.

Performance against long-term financial targets	Result 2011	Previous targets	Updated targets

Operating profit growth	18%	15%	15%

Operating margin	34%	35%	35%

Operating profit after tax to net operating assets (previously ROIC)	78%	70%	90%

Cash to earnings	106%

Cash to earnings (three-years average)	113%	90%	90%

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Our 2011 accomplishments and results

North America
Sales of Victoza® in North America increased by 167% in local currencies and by 155% measured in Danish kroner in 2011 compared to 2010. This reflects continuous GLP-1 market expansion driven by Victoza®, and the value market leadership position Victoza® achieved during 2011.

Victoza® reached global market share leadership in the GLP-1 segment in 2011.

Europe
Sales in Europe increased by 114% in local currencies and by 115% measured in Danish kroner in 2011. This reflects continued roll-out across Europe and in particular solid sales growth in France, the UK and Italy.

International Operations
Sales in International Operations increased by 781% in local currencies and by 776% measured in Danish kroner in 2011. This reflects a low comparison base from 2010 but also very solid sales performance especially in Brazil and the countries of the Middle East.

Region China
Victoza® was launched in China during the fourth quarter of 2011 and although initial market feedback is positive, actual sales are limited.

Japan & Korea
Sales in Japan & Korea increased, from a relatively low base in 2010, by 348% in local currencies and by 370% measured in Danish kroner in 2011. The sales performance in 2011 is encouraging and reflects the expiry of the 14 days prescription limitation mid-2011 and a significant commercial focus on Victoza® throughout the year.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
In 2011, sales of oral antidiabetic products declined by 3% measured in local currencies and by 6% in Danish kroner to DKK 2,575 million compared to 2010. The sales development primarily reflects lower sales in Europe due to generic competition in several European markets.

Biopharmaceuticals
sales development

In 2011, sales of biopharmaceutical products increased by 8% measured in local currencies and by 6% measured in Danish kroner to DKK 15,921 million compared to 2010 primarily driven by North America and International Operations.

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 7% in local currencies and by 4% in Danish kroner to DKK 8,347 million compared to 2010. All regions contributed to the sales growth of NovoSeven®; International Operations was the primary contributor to growth followed by Europe and North America.

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Our 2011 accomplishments and results

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 5% measured in local currencies and by 5% measured in Danish kroner to DKK 5,047 million compared to 2010. The sales growth was driven by International Operations, North America and Japan & Korea, partly offset by a decline in Europe. Novo Nordisk is the second-largest company in the global growth hormone market with a 24% share measured in volume.

Other products
Sales of other products within biopharmaceuticals, which primarily consist of hormone replacement therapy (HRT)-related products, increased by 15% measured in local currencies and by 13% in Danish kroner to DKK 2,527 million compared to 2010. This development primarily reflects continued sales progress for the low dose Vagifem® that was launched in North America and Europe in 2010. Sales growth was furthermore supported by GlucaGen® sales in the US and Japan, and partly off-set by a decline in Activelle® sales following patent expiry in Europe.

Development in costs
and operating profit

The cost of goods sold grew by 8% to DKK 12,589 million in 2011. Reported gross margin increased by 0.2 percentage point to 81.0% compared to 80.8% in 2010. Measured in local currencies the gross margin increased by 0.4 percentage point in 2011 reflecting a positive product mix impact due to the upgrade from human insulins to modern insulins.

In 2011, total non-production-related costs increased by 5% in local currencies and by 3% in Danish kroner to DKK 31,877 million compared to 2010.

Sales and distribution costs increased by 4% to DKK 19,004 million primarily as a result of increased sales promotion in the US and China, sales force expansion in the US in the fourth quarter of 2010 and costs related to the ‘Manufacturer’s fee’ part of US healthcare reform.

Research and development costs of DKK 9,628 million remained at an absolute level similar to 2010. Whereas the cost level in 2010 reflects execution of the phase 3a programmes for both Degludec and DegludecPlus, the cost level in 2011 reflects the initiation of pivotal trial activities within diabetes care, obesity and haemophilia.

Operating profit in 2011 increased by 18% to DKK 22,374 million.

Licence fees and other operating income constituted DKK 494 million in 2011 compared to DKK 657 million in 2010. This decline is primarily due to a non-recurring income from a patent settlement during the first quarter of 2010.

Operating profit in 2011 increased by 18% to DKK 22,374 million compared to 2010. In local currencies the growth was 22%.

Net financials and tax

Net financials showed a net expense of DKK 449 million in 2011 compared to a net expense of DKK 605 million in 2010. As of 31 December 2011, foreign exchange hedging losses of around DKK 1,200 million have been deferred for recognition in the income statement in 2012.

For 2011, the foreign exchange result was an expense of DKK 322 million compared to an expense of DKK 1,341 million in 2010. The foreign exchange loss in 2011 reflects losses on foreign exchange hedging contracts primarily related to the Japanese yen due to the appreciation versus the Danish krone in 2011 compared to the exchange rate level prevailing in 2010 and in the last quarter of 2009.

Also included in net financials is the result from associated companies with an expense of DKK 4 million. In 2010, the result from associated companies was an income of DKK 1,070 million as Novo Nordisk recorded a non-recurring income of approximately DKK 1.1 billion from the sale of shares in ZymoGenetics, Inc.

The effective tax rate for 2011 was 22%.

Capital expenditure
and free cash flow

Net capital expenditure for property, plant and equipment for 2011 was DKK 3.0 billion compared to DKK 3.3 billion in 2010. The main investment projects in 2011 were the insulin filling plant in Tianjin, China, filling capacity for biopharmaceuticals and new device manufacturing capacity in Denmark and the US.

Free cash flow for 2011 was DKK 18.1 billion compared to DKK 17.0 billion in 2010.

Equity

Total equity was DKK 37,448 million at the end of 2011, equivalent to 57.9% of total assets, compared to 60.2% at the end of 2010. Please refer to p 59 for further elaboration of changes in equity during 2011.

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Our 2011 accomplishments and results

Treasury shares and 2011 share repurchase programme
During 2011, Novo Nordisk repurchased 18,261,205 shares at an average price of DKK 598.92 per share, equivalent to a cash value of DKK 10.9 billion. During January 2012 Novo Nordisk repurchased 1,567,117 shares at an average price per share of DKK 678.25, equivalent to a cash value of DKK 1.1 billion. Novo Nordisk thereby concluded the 12-month share repurchase programme initiated on 2 February 2011.

Employee share programmes in 2011
Under a share savings programme, approximately 8,000 employees in Denmark have purchased a total of 250,000 shares. The shares were purchased at a price of DKK 638.21 – the market price on 7 December 2011. The company does not incur any costs related to this programme.

Holding of treasury shares and reduction of share capital
As of 1 February 2012, Novo Nordisk A/S and its wholly-owned affiliates owned 26,007,303 of its own B shares, corresponding to 4.5% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2012, propose a reduction in the B share capital from DKK 472,512,800 to DKK 452,512,800 by cancelling 20,000,000 B shares of DKK 1 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000, equivalent to 3.4% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 560,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

Proposed dividend and 2012 share repurchase programme
At the Annual General Meeting on 21 March 2012, the Board of Directors will propose a 40% increase in dividend to DKK 14.00 per share of DKK 1, corresponding to a payout ratio of 45.3%. For 2010, the payout ratio was 39.6%. No dividend will be paid on the company’s holding of treasury shares.

The Board of Directors has approved a new DKK 12 billion share repurchase programme to be executed during the coming 12 months. Novo Nordisk will initiate its share repurchase programme in accordance with the provisions of the European Commission's Regulation no 2273/2003 of 22 December 2003 (the Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed J.P. Morgan Securities Ltd. as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.5 billion during the trading period starting 2 February 2012 and ending on 25 April 2012. A maximum of 128,433 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of January 2012, and a maximum of 7,320,681 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Social performance

We actively manage three dimensions of social performance: improving care for people whose healthcare needs we serve; developing our employees and ensuring a healthy and safe work environment; and making a positive contribution to the communities in which we operate.

2011 performance against long-term social targets

Adoption of our long-established differential pricing policy, a measure of our progress to expand access to diabetes care, continued during 2011. During the year, we met targets related to employee engagement and made progress towards the target of diversity in all senior management teams.

Patients

Access to care
As the leader in diabetes care, our global reach allows us to help more people with diabetes. We estimate that 24 million people were treated with Novo Nordisk’s injectable diabetes care products during 2011. More than 40% of people treated are in countries served through Novo Nordisk’s International Operations region. See map on pp 28–29.

Novo Nordisk’s long-term efforts to expand access to care and treatment include the establishment of the World Diabetes Foundation (WDF) in 2002. In 2011, the company donated DKK 65 million to the foundation, which supports sustainable initiatives to

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Our 2011 accomplishments and results

build healthcare capacity to prevent and treat diabetes in developing countries. The company’s regular contribution was DKK 51 million, equivalent to 0.125% of net insulin sales for the year, in accordance with obligations previously agreed to by the company’s shareholders. During 2011, the company made a special contribution of DKK 14 million to WDF for activities relating to the UN High-Level Meeting on non-communicable diseases, including diabetes. Novo Nordisk also supports the Novo Nordisk Haemophilia Foundation (NNHF), established in 2005. In 2011, we donated DKK 16 million to NNHF. For more information on the foundations, see pp 34 and 39.

Clinical trials
The number of people participating in Novo Nordisk’s clinical trials increased by 16% in 2011 compared with 2010. A total of 22,445 people participated in Novo Nordisk’s clinical trials in 2011, compared with 19,361 in 2010.

Pricing
Our goal is for our differential pricing policy to be accepted in all least developed countries. We sold human insulin at or below the policy price, not to exceed 20% of the average prices in the western world, in 75%, or 36 of 48, of the least developed countries during 2011.

Capacity building
To achieve sustainable improvements in access to care and personal health, we seek to improve the ability to diagnose and treat diabetes. Over the years, our investments in training and education of healthcare professionals have been significantly scaled up. During 2011, approximately 835,000 healthcare professionals worldwide attended training programmes conducted or sponsored by Novo Nordisk. We also reached approximately 626,000 people with diabetes, providing training on how to manage their condition.

In addition to enrolling about 3,400 children with type 1 diabetes in our Changing Diabetes® in Children programme during 2011, taking the total to nearly 5,000, we trained about 1,000 healthcare providers and established more than 40 clinics. The programme supports diagnosis and treatment of diabetes in children in developing countries.

Employees

Our global growth continued as projected, with new employees primarily added in International Operations, North America and Region China. At the end of 2011, the total number of full-time employees was 31,499, an increase of 7% compared to 2010. At the end of 2011, Novo Nordisk employed 32,632 people. In the same period, employee turnover increased to 9.8% from 9.1%.

Engagement
The ability to manage global growth and stimulate productivity and innovation is tracked through a set of engagement scores from our annual employee survey, eVoice. In 2011, the consolidated engagement score (on a scale of 1 to 5, with 5 being the best score) was 4.3, which was consistent with 2010. Annual scores have met our target of 4.0 or above consistently since 2006.

Diversity, a prerequisite for global growth, increased in senior management teams in 2011.

Diversity
We believe that fostering workplace diversity is a prerequisite for achieving global growth. Our ambition is that by 2014 all senior management teams will include employees of both genders and different nationalities. While pursuing this objective we insist that all positions are filled by the best candidate. Though we have chosen two dimensions of diversity to track at the senior level, our focus is broader, ensuring equal opportunities, non-discrimination and an inclusive working culture.

At the end of 2011, diversity in terms of gender and nationality was reflected in 62% of the 29 senior management teams, compared with 54% of 28 at the end of 2010.

Health and safety
The frequency of occupational injuries decreased to 3.4 per million working hours in 2011, compared with 4.9 per million working hours in the previous year.

Regrettably, a Novo Nordisk sales representative in Bangladesh died in a car accident while on Novo Nordisk business in 2011. With thousands of employees on the roads around the world, we introduced a new global company car guideline in 2011 that includes the stipulation that company cars must have above-average safety ratings using regional benchmarks.

Assurance

Quality
As sales and production output have increased, quality levels, measured in terms of inspection findings, have been maintained. In 2011, 76 inspections of Novo Nordisk’s production facilities were concluded with no significant re-inspections or warning letters.

In 2011, Novo Nordisk had five instances of products recalled from the market, in line with 2010. Three recalls were implemented in single countries due to product storage issues in the distribution chain. Two recalls, involving several countries, were the result of product defects relating to production. None of the products recalled caused any harm to patients. In all cases, we cooperated with local health authorities to ensure appropriate information was provided to pharmacies, medical practitioners and patients.

Values
In 2011, we rolled out an updated version of our values-based management system, the Novo Nordisk Way, with significant focus on ensuring that the values are actively lived across the organisation.

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Our 2011 accomplishments and results

The Novo Nordisk Way outlines expectations for employee behaviour, and adherence to the corporate values is audited as part of our ongoing internal assurance process. Values audits, called facilitations, are conducted by our global facilitator team, consisting of senior people with deep understanding of our business and the business environment.

From 1 October 2010 to 30 September 2011, 59 facilitations were conducted at unit level, covering more than 13,000 employees. Nearly 2,000 employees were interviewed to determine how corporate values are being complied with throughout the organisation. The primary finding during the facilitation year was that the rollout and training related to the new, updated Novo Nordisk Way was effectively implemented.

Business ethics
As we grow, onboarding more than 5,000 new employees annually, ongoing training helps ensure that all new employees understand their responsibilities and the company’s values-based management system. Training programmes are developed to address emerging trends, such as changes in the regulatory environment. Annual business ethics training is required for all relevant employees. In total, 99% completed the required training in 2011 compared with 98% in 2010.

Business ethics audits are conducted using a risk-based approach, with on-site interviews and documentation reviews to assess compliance with Novo Nordisk’s business ethics procedures. During 2011, 43 business ethics audits were conducted, an increase from 35 in 2010.

Our employees have an obligation to report any instances of suspected misconduct. This obligation can be met by reporting to a manager or company legal counsel. Novo Nordisk also provides the option to report suspected business ethics misconduct anonymously through a compliance hotline monitored by the Audit Committee.

During 2011, 66 cases were reported through the compliance hotline, compared with 53 in 2010. Cases reported concerned potential instances of business ethics issues, fraud, violations of the Novo Nordisk Way, quality concerns and other issues. With the introduction of the new Novo Nordisk Way, the most significant area of increase was in failures to comply with the company values. Disciplinary actions were taken in all substantiated cases. None of these cases had any material impact for Novo Nordisk.

Supplier audits
To ensure product quality and manage potential risks in our supply chain, we conduct both quality and responsible sourcing audits. In 2011, a total of 177 audits were conducted, compared with 192 in 2010. These audits found no significant critical non-conformities.

Environmental performance

2011 performance against long-term environmental targets

Performance on environmental dimensions improved and we successfully exceeded long-term targets for reduction of energy consumption, water consumption and CO2 emissions.

Water and energy consumption for production decreased in 2011 by 34% and 21% respectively compared with the 2007 baseline, exceeding the long-term targets of 11% reductions in both areas by 2011 compared with 2007. Consumption decreases were mainly due to optimisations in insulin bulk production of diabetes care products.

With CO2 emissions from energy consumption in 2011 down 56% compared with the 2004 baseline, the company remains on track to achieve its long-term target of an absolute reduction by 2014.

Inputs

Energy consumed for production decreased in 2011 by 2.1%, to 2.2 million GJ. Water consumption, however, increased from 2.0 million cubic metres in 2010 to 2.1 million cubic metres in 2011, an increase of 4.3%.

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Outputs

The total volume of waste increased 62% to 41,376 tons in 2011 from 25,627 tons in 2010. The increase was primarily due to the fact that yeast slurry, previously reused as pig feed, is now disposed of at biogas plants and therefore treated as recycled waste. For this reason, 70% of waste was recycled in 2011 compared with 51% in 2010.

Energy consumption and CO2 emissions decreased in 2011.

While sales and production increased in 2011, CO2 emissions related to production fell by 2% compared with 2010 levels. This was due to increased energy efficiency in all production facilities globally.

Environmental target update

With the achievement in 2011 of the company’s long-term targets for energy and water consumption, we have framed a new environmental strategy towards 2020 and set interim targets for 2014. Focusing on resource productivity, the new target levels are to keep the annual rate of increase below the projected rate of growth in production.

We believe that the new targets for 2012–2014 are ambitious. We have achieved a 34% reduction in water consumption for production since 2007. Because a substantial portion of the water used by Novo Nordisk is for fermentation and purification of insulin, finding opportunities to further reduce water consumption is challenging. While we have reduced energy consumption for production by 21% since 2007, we have more options regarding energy usage. The target for constraining growth in energy consumption is therefore lower than the target for constraining growth in water consumption.

Performance against	Result	Annual targets
environmental targets	2011	2012–2014

Energy consumption	(2.1)%	< 3.3%
(change compared to prior year)
Water consumption	4.3%	< 5.4%
(change compared to prior year)

The target levels are based on the assumption of a continuation of the current business environment and given the current scope of business activities.

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Our 2011 accomplishments and results

Outlook 2012

The current expectations for 2012 are summarised in the table below:

Expectations are as reported,	Current expectations
if not otherwise stated	2 February 2012

Sales growth
• in local currencies	7–11%
• as reported	Around 4 percentage points higher
Operating profit growth
• in local currencies	Around 10%
• as reported	Around 7 percentage points higher
Net financials	Expense of around DKK 1,000 million
Effective tax rate	22–23%
Capital expenditure	Around DKK 3.5 billion
Depreciation, amortisation and impairment losses	Around DKK 2.9 billion
Free cash flow	Around DKK 18 billion

Novo Nordisk expects sales growth in 2012 of 7–11% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key products, as well as expectations of continued intense competition, generic competition to oral antidiabetic products, and a continued impact from the implementation of healthcare reforms primarily in the US and Europe. Given the current level of exchange rates versus Danish kroner, the reported sales growth is expected to be around 4 percentage points higher than growth measured in local currencies.

For 2012, growth in operating profit is expected to be around 10% measured in local currencies. The outlook for growth in operating profit reflects significant expenditure related to the expected launch of the ultra-long-acting insulin Degludec. Given the current level of exchange rates versus Danish kroner, the reported operating profit growth is expected to be 7 percentage points higher than growth measured in local currencies.

For 2012, Novo Nordisk expects a net financial expense of around DKK 1,000 million. The current expectation primarily reflects a net loss on the foreign exchange contracts hedging Novo Nordisk’s exposure in US dollar, Japanese yen and Chinese yuan. The accounting effect of foreign exchange hedging contracts has, in line with Novo Nordisk’s accounting policies, been deferred for loss recognition in 2012 when the hedged operating cash flows will be realised.

The effective tax rate for 2012 is expected to be 22–23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2012, primarily related to investments in filling capacity for biopharmaceuticals in Denmark, filling capacity for insulin in Russia, and new prefilled device production capacity in Denmark and the US. Expectations for depreciation, amortisation and impairment losses are around DKK 2.9 billion and free cash flow is expected to be around DKK 18 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk in 2012 and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone during the remaining part of 2012.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below:

Key	Annual impact on Novo Nordisk’s	Hedging
invoicing	operating profit of a 5%	period
currency	movement in currency	(months)

USD	DKK 775 million	11
JPY	DKK 170 million	12
CNY	DKK 100 million	12[1]
GBP	DKK 75 million	11

1. USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in note 28 pp 80–82.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document and Form 20-F, both expected to be filed with the SEC in February 2012, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Performance in 2011, ‘Outlook 2012’ and elsewhere.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, inter ruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 22–24.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Performance highlights

DKK million	2007		2008		2009	2010	2011		2010 –2011

Financial performance									Change
Sales
Modern insulins (insulin analogues)	14,008		17,317		21,471	26,601	28,765		8.1%
Human insulins	12,572		11,804		11,315	11,827	10,785		(8.8%	)
Victoza®	–		–		87	2,317	5,991		158.6%
Protein-related products	1,749		1,844		1,977	2,214	2,309		4.3%
Oral antidiabetic products (OAD)	2,149		2,391		2,652	2,751	2,575		(6.4%	)

Diabetes care total	30,478		33,356		37,502	45,710	50,425		10.3%
NovoSeven®	5,865		6,396		7,072	8,030	8,347		3.9%
Norditropin®	3,511		3,865		4,401	4,803	5,047		5.1%
Hormone replacement therapy	1,668		1,612		1,744	1,892	2,054		8.6%
Other products	309		324		359	341	473		38.7%

Biopharmaceuticals total	11,353		12,197		13,576	15,066	15,921		5.7%

Total sales by business segment	41,831		45,553		51,078	60,776	66,346		9.2%

North America	13,746		15,154		18,279	23,609	26,586		12.6%
Europe	16,350		17,219		17,540	18,664	19,168		2.7%
International Operations[1]	5,870		6,353		6,835	8,335	9,367		12.4%
Japan & Korea	3,843		4,196		4,888	5,660	6,223		9.9%
Region China[1]	2,022		2,631		3,536	4,508	5,002		11.0%

Total sales by geographical segment	41,831		45,553		51,078	60,776	66,346		9.2%

Underlying sales growth in local currencies	13%		12%		11%	13%	11%
Currency effect (local currency impact)	(5%	)	(3%	)	1%	6%	(2%	)

Total sales growth as reported	8%		9%		12%	19%	9%

Other financial performance
Depreciation, amortisation and impairment losses	3,007		2,442		2,551	2,467	2,737		10.9%
Operating profit	8,942		12,373		14,933	18,891	22,374		18.4%
Net financials	2,029		322		(945)	(605)	(449)		(25.8%	)
Profit before income taxes	10,971		12,695		13,988	18,286	21,925		19.9%
Net profit for the year	8,522		9,645		10,768	14,403	17,097		18.7%

Total assets	47,731		50,603		54,742	61,402	64,698		5.4%
Equity	32,182		32,979		35,734	36,965	37,448		1.3%

Capital expenditure, net	2,268		1,754		2,631	3,308	3,003		(9.2%	)
Free cash flow[2]	9,012		11,015		12,332	17,013	18,112		6.5%

Financial ratios
Percentage of sales
Sales outside Denmark	99.2%		99.2%		99.2%	99.4%	99.3%
Sales and distribution costs	29.6%		28.2%		30.2%	29.9%	28.6%
Research and development costs	20.4%		17.2%		15.4%	15.8%	14.5%
Administrative expenses	6.0%		5.8%		5.4%	5.0%	4.9%

Gross margin[2]	76.6%		77.8%		79.6%	80.8%	81.0%
Net profit margin[2]	20.4%		21.2%		21.1%	23.7%	25.8%
Effective tax rate[2]	22.3%		24.0%		23.0%	21.2%	22.0%
Equity ratio[2]	67.4%		65.2%		65.3%	60.2%	57.9%
Return on equity (ROE)[2]	27.4%		29.6%		31.3%	39.6%	46.0%
Cash to earnings[2]	105.7%		114.2%		114.5%	118.1%	105.9%
Payout ratio[2]	32.8%		37.8%		40.9%	39.6%	45.3%
Payout ratio excl non-recurring events[3]	34.9%		36.6%		40.9%	42.8%	45.3%

									Long-term
Ratios for long-term financial targets									financial targets[4]
Operating profit margin[2]	21.4%		27.2%		29.2%	31.1%	33.7%		35%
Operating profit growth	(1.9%	)	38.4%		20.7%	26.5%	18.4%		15%
Operating profit after tax to net operating assets	27.2%		37.4%		47.3%	63.6%	77.9%		90%
Cash to earnings, (three-year average)	87.0%		97.6%		111.5%	115.6%	112.8%		90%

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Our 2011 accomplishments and results

	2007	2008		2009		2010		2011		2010 –2011

Social performance										Change
Patients:
People with diabetes using Novo Nordisk
injectable products (million) (estimate)	N/A	N/A		N/A		N/A		24
Healthcare professionals trained or educated
in diabetes (1,000)	N/A	N/A		425		373		835		123.9%
People with diabetes trained (1,000)	N/A	N/A		416		494		626		26.7%
Donations (DKK million)	76	78		83		84		81		(3.6%	)
New patent families (first filings)	116	71		55		62		80		29.0%

Employees:
Employees (total)	26,008	27,068		29,329		30,483		32,632		7.0%
Average of full-time employees	24,344	26,069		27,985		29,423		31,499		7.1%
Employee turnover	11.6%	12.1%		8.3%		9.1%		9.8%

Assurance:
Relevant employees trained in business ethics	N/A	N/A		N/A		98%		99%
Fulfilment of action points from facilitations
of the Novo Nordisk Way	91%	92%		93%		93%		93%
Product recalls	3	2		2		5		5		–
Warning Letters and re-inspections	0	0		0		0		0		–
Company reputation with external
key stakeholders (scale 1–7)	N/A	N/A		N/A		N/A		5.6

										Long-term
Long-term social targets										social targets
Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy	72%	64%		73%		67%		75%		100%
Engaging culture (employee engagement) (scale 1– 5)	4.1	4.2		4.3		4.3		4.3		4.0
Diverse senior management teams	N/A	43%		50%		54%		62%		100% by 2014

Environmental performance										Change
Inputs:
Energy consumption (1,000 GJ)	2,784	2,533		2,246		2,234		2,187		(2.1%	)
Water consumption (1,000 m3)	3,231	2,684		2,149		2,047		2,136		4.3%

Outputs:
CO2 emissions from energy consumption (1,000 tons)	236	215		146		95		93		(2.1%	)
Wastewater (1,000 m3)	2,764	2,542		2,062		1,935		2,036		5.2%
Total waste (tons)	23,345	24,314		26,362		25,627		41,376		61.5%

										Long-term
Long-term environmental targets										environmental targets
Energy consumption										11% reduction
(change compared with 2007)	N/A	(9%	)	(19%	)	(20%	)	(21%	)	by 2011
Water consumption										11% reduction
(change compared with 2007)	N/A	(17%	)	(34%	)	(37%	)	(34%	)	by 2011
CO2 emissions from energy consumption										10% reduction
(change compared with 2004)	12%	2%		(31%	)	(55%	)	(56%	)	by 2014

Share performance
Basic earnings per share/ADR in DKK[2]	13.49	15.66		17.97		24.81		30.24
Diluted earnings per share/ADR in DKK[2]	13.39	15.54		17.82		24.60		29.99
Dividend per share in DKK	4.50	6.00		7.50		10.00		14.00
Total dividend	2,795	3,650		4,400		5,700		7,742

1.	As of 1 January 2011, Region China is reported as a separate geographical region. Before 2011, Region China was part of International Operations. The historical figures for 2007–2010 have been restated and are comparable with the 2011 regional set-up.
2.	For definitions, please refer to p 65.
3.	Impact of Zymogenetics, Inc. share divestment, discontinuation of all pulmonary diabetes projects and impact of DAKO A/S share divestment.
4.	The long-term financial targets were updated in February 2012. Please refer to p 6.

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Our business

JENNY PETTERSSON

The Young Leaders in Diabetes programme involves young people like Jenny from Stockholm, Sweden, working with and for young people with diabetes to improve awareness and address the particular challenges involved in being young with diabetes. Representing her country’s diabetes association, Jenny took part in the Young Leaders in Diabetes Programme in Dubai during the World Diabetes Congress held by the International Diabetes Federation in December 2011. Novo Nordisk is proud to be among the founding partners of this programme.

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Our business

The Novo Nordisk Way

Novo Nordisk is its people. As the company grows and globalises, it is important that we continue to build on a strong foundation of shared values. The Novo Nordisk Way, our values-based management system, was updated in 2011. In a concise and compelling form it makes clear to employees what the company’s ambitions are, how we will achieve them, and what we value as an organisation. To support it, we have framed 10 essentials that describe how our values are put into action in the way we work and collaborate and the way we interact with other people.

During 2011, employees around the world explored the essence of the Novo Nordisk Way and what it means to them. Nearly every one, 97% of employees, participated in training activities. The updated and simplified format has been welcomed, in particular the emphasis on patients at the front and centre of everything we do and the clear language on respect for everyone. The values are also consistent with the universal principles for responsible business conduct expressed by the UN Global Compact, to which Novo Nordisk has been a signatory since 2002.

The Novo Nordisk Way expresses our deeply rooted values.

A follow-up methodology involving values audits, or facilitations, helps us assess and manage the degree to which the Novo Nordisk Way is actively put into practice throughout our company. To support this process, we have a global facilitator team of senior people with deep understanding of our business and business environment. The head of the team has a formal reporting line to the chairman of the Board.

For some units, these audits take place annually; for others, the process takes place once every three to five years. Observations from this process are reported to the Board of Directors each year. See more about facilitations on pp 11 and 43.

The Novo Nordisk Way		The Essentials

In 1923, our Danish founders began a journey to change diabetes. Today, we number thousands of employees across the world with the passion, the skills and the commitment to continue this journey to prevent, treat and ultimately cure diabetes.

The Essentials are 10 statements describing what the Novo Nordisk Way looks like in practice.

The Essentials are meant as a help for managers and employees in evaluating the extent to which their organisational units are acting in accordance with the Novo Nordisk Way, ie the degree to which we are ‘walking the talk’. The Essentials are helpful in identifying actions which business units can take to further align processes and procedures with the thinking and values that characterise the Novo Nordisk Way.

1.  We create value by having a patient-centred business approach.

2.  We set ambitious goals and strive for excellence.

3.  We are accountable for our financial, environmental and social performance.

4.  We provide innovation to the benefit of our stakeholders.

5.  We build and maintain good relations with our key stakeholders.

6.  We treat everyone with respect.

7.  We focus on personal performance and development.

8.  We have a healthy and engaging working environment.

9.  We optimise the way we work and strive for simplicity.

10. We never compromise on quality and business ethics.

•	Our ambition is to strengthen our leadership in diabetes.

•	We aspire to change possibilities in haemophilia and other serious chronic conditions where we can make a difference.

•	Our key contribution is to discover and develop innovative biological medicines and make them accessible to patients throughout the world.

•	Growing our business and delivering competitive financial results is what allows us to help patients live better lives, offer an attractive return to our shareholders and contribute to our communities.

•	Our business philosophy is one of balancing financial, social and environmental considerations – we call it the Triple Bottom Line.

•	We are open and honest, ambitious and accountable, and treat everyone with respect.

•	We offer opportunities for our people to realise their potential.

•	We never compromise on quality and business ethics.

Every day we must make difficult choices, always keeping in mind what is best for patients, our employees and our shareholders in the long run.

It’s the Novo Nordisk Way.

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Our business

Our business

Novo Nordisk is a focused healthcare company specialising in therapeutic proteins, providing life-saving treatments for people with diabetes and rare bleeding disorders. We also offer treatment for growth hormone deficiency, as well as low-dose hormone replace ment therapy products. Finally, we carry out research and development projects targeting treatment of obesity and inflammation.

Offering treatment for unmet medical needs and improving care for people with chronic disease is what drives our ambition and determines our strategic focus. We seek to leverage our core strengths in protein engineering and chronic disease treatment in areas where we see potential for global market leadership.

We aim to grow our business in ways that are both responsible and sustainable, managing in accordance with the Novo Nordisk Way and the Triple Bottom Line principle.

Our corporate strategy

Novo Nordisk’s business is focused on those therapy areas that leverage our distinct capabilities and strengths: developing and delivering superior protein analogues and the large-scale manufacturing and global commercial infrastructure necessary to make these analogues widely available.

Our protein analogues are supported by innovative devices that make treatment more convenient, which is linked to improved rates of treatment compliance and health outcomes. Striving to continuously improve chronic disease therapy, we have designed these devices to improve dose accuracy, convenience and general user-friendliness.

The same technologies are used across our entire product line.

Our high-quality, cost-effective global manufacturing infrastructure helps Novo Nordisk make innovative treatments accessible to people around the world. Our manufacturing infrastructure is supported by a lean, flexible supply chain.

Although Novo Nordisk focuses on relatively few therapy areas, we sell our products in more than 190 countries with market leadership in both developed and emerging markets. Our launches of Victoza® in multiple markets demonstrated our global reach. This ability is due to our competence in and collaboration between our regulatory affairs and sales and marketing organisations, as well as our relationships globally with healthcare specialists.

Expand leadership in diabetes care

For those millions of people who live with diabetes, our goal is to offer treatment options that are safe and convenient so that they can live their lives to the fullest. Novo Nordisk is uniquely positioned to address the issues at the core of the diabetes pandemic. We are the only company with a full portfolio of human and modern insulins on the market, and our new-generation insulins, Degludec and DegludecPlus, were submitted for regulatory approval in 2011. See p 33. We are also developing even faster-acting bolus insulin to be taken at mealtimes, which is currently in phase 1 clinical trials.

The primary intention of our research efforts in diabetes is to address the unmet medical need to safely and effectively lower blood glucose while reducing the risk of hypoglycaemia. As well as developing new-generation insulins, longer term we hope to radically change insulin delivery by offering tablets in addition to injectable treatments. The development of oral formulations for both insulin and Glucagon-Like Peptide-1 (GLP-1) analogues is still at an early stage and many technological challenges remain. Our current work involves searching for the most suitable compounds

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and the best method of oral delivery, one that will ensure that the active ingredients are not destroyed or degraded in the gastrointestinal tract before being absorbed.

We also seek to expand our leadership within GLP-1 treatment. With the successful launch of Victoza® (liraglutide), our once-daily GLP-1 analogue, we have the leading GLP-1 treatment for the early stages of type 2 diabetes in adults.

Our goal is to offer treatments that are as safe and convenient as possible.

We are now building a GLP-1 portfolio with the intention to provide an even broader range of treatment options, including longer-acting versions to improve convenience. Our late-stage GLP-1 pipeline includes two new treatments, a fixed combination of Victoza® with Degludec, which may offer the benefits of both compounds in a convenient solution, and a novel once-weekly GLP-1 analogue, semaglutide.

While there is not yet a cure for type 1 diabetes, we are conducting research in cooperation with leading academic centres to tackle the roots of the condition. At our Hagedorn Research Institute, we are making progress towards preventing and ultimately curing diabetes through projects involving stem cell biology and beta cell regeneration. For information on our efforts to find a cure, see annualreport2011.novonordisk.com.

Establish presence in obesity treatment

Obesity is known to be a major risk factor in developing type 2 diabetes, cardiovascular disease and a range of other life-threatening diseases. Despite the growing prevalence of severe and morbid obesity globally, there are currently only a few treatment options.

In studies of people with diabetes and people with obesity who do not have diabetes, liraglutide has shown the potential to reduce food intake with the result of controlling weight. We are therefore exploring the option of using liraglutide as a new way of treating high-risk patients, those with obesity-related medical conditions such as high blood pressure and high cholesterol levels.

Gaining regulatory approval for antiobesity medications remains a major challenge. Compounds developed by other pharmaceutical companies to target obesity have experienced significant challenges in obtaining regulatory approval due to concerns about side effects outweighing potential benefits. However, given the results seen so far in randomised controlled trials, we believe liraglutide can offer benefits for people with severe obesity and co-morbidities.

Achieve leadership in haemophilia

Our ambition is to achieve leadership in haemophilia by improving the efficacy of prevention and treatment of bleeding episodes with improved treatment options for all patients. With a significant number of compounds in clinical development, we are set to build a strong portfolio of recombinant products, covering all the main segments of the haemophilia market.

We introduced NovoSeven® for the treatment of haemophilia patients with inhibitors 15 years ago and it remains the leading recombinant bypassing agent available for the 3,500 people with haemophilia who have developed inhibitors to conventional treat ments. To further improve treatment of bleeding episodes for people with inhibitors, we have a fast-acting recombinant factor VIIa analogue, vatreptacog alfa, with improved efficacy in phase 3 clinical development.

We are leveraging our core protein capabilities and our understanding of haemophilia to develop factor VIII and factor IX com pounds for the treatment of haemophilia A and B respectively. The primary focus of these development projects is to treat and prevent bleeding episodes and consequently reduce damage to joints. In 2011, these projects were either recruiting patients in phase 3 trials or approved to initiate phase 3 trials.

Novo Nordisk filed for regulatory approval of a recombinant factor XIII treatment in the US and Europe during 2011. This treatment, if approved, will be the only recombinant treatment option for the 600 people worldwide diagnosed with congenital factor XIII deficiency.

Achieve leadership in growth disorders

Novo Nordisk’s strategy in growth hormone therapy is to achieve leadership by providing innovative and convenient products and devices as well as a full range of service offerings for physicians and patients in markets where services can be delivered. Norditropin® is the only liquid, room temperature-stable growth hormone product available in a prefilled pen device, the ergonomic Norditropin® FlexPro® with an easy-touch dosing mechanism.

We are also developing a long-acting growth hormone formulation, currently in phase 1 trials.

Establish presence in inflammation

Our expertise in design of therapeutic proteins and chronic disease care can be leveraged to address the significant unmet medical needs in diseases caused by chronic autoimmune inflammation. Initial clinical tests of first-in-class, protein-based therapuetic agents that reduce the overactive immune response indicate the potential to offer significant benefit to patients, but these projects are still at an early stage of clinical development.

There are a significant number of people with autoimmune inflam- matory diseases who do not adequately respond to current treatments. In order to successfully build a presence in treatment of inflammation, we are investing in early-stage research with the hope of finding the underlying mediators of inflammatory conditions and developing new treatments, particularly for patients who are unresponsive to current treatments.

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Triple Bottom Line management

We aim to grow our business in ways that are both profitable and responsible. Recognising that long-term business success relies on a healthy economy, environment and society, we manage our business in a way that addresses multiple dimensions of performance: financial, social and environmental. We apply the Triple Bottom Line principle as a lens for decision making. This approach supports long-term success by creating shared value for society and our investors.

Our Triple Bottom Line business principle is anchored in our company bylaws, the Articles of Association, and the Novo Nordisk Way. We drive our social and environmental performance with the same diligence and focus as our financial performance. All business units are responsible for monitoring and reporting on their performance in all three dimensions, based on long-term goals and targets cascaded through the balanced scorecard process. Managers and employees are also encouraged to take initiatives that extend beyond compliance measures.

Helping people live better lives is at the core of our business.

Our corporate priorities reflect initiatives in support of business objectives as well as broader sustainability goals. Our main contributions include expanding access to healthcare and promotion of healthy lifestyles, offering an inclusive, healthy and engaging working environment, driving carbon reduction and climate advocacy, pursuing resource efficiency, combating corruption and ensuring consistent responsible business practices and good governance.

In 2011, we strengthened internal governance and oversight of our corporate sustainability efforts and made progress in embedding the Triple Bottom Line more firmly across the organisation. The Sustainability Committee, with representation from all parts of the business, has overall responsibility for setting direction for strategic and proactive management of the sustainability agenda. This includes implementation of initiatives in support of the company’s long-term sustainable growth and in accordance with the UN Global Compact and other voluntary commitments. For more about the internal Novo Nordisk boards and committee structure for managing multiple dimensions of performance, see annualreport2011.novonordisk.com.

The financial, social and environmental priorities that determine the indicators we use to manage performance are listed on pp 14–15.

Deliver competitive financial results

Growing our business and delivering competitive financial results is what allows us to help patients live better lives, offer an attractive return to our shareholders and contribute to our communities.

Our targets for operating profit margin, operating profit growth and the ratio of operating profit after tax to net operating assets provide a guide to the level of growth and profitability to which we aspire. The targets also help management establish a balance between growing our business profitably in the near term and ensuring the company is able to make investments in longer-term growth, including investments in clinical development of improved therapies.

The growth target for operating profit has been viewed as the cornerstone financial target since we began using financial targets in 1996. It allows for deviations in individual years if necessitated by business opportunities, market conditions or exchange rate movements. The continued improvement in efficiencies at our manufacturing facilities around the world and, longer term, in the productivity of our global sales force supports improvements in our operating margin, as does improvement in the ratio of administrative costs to sales. Our cash to earnings helps ensure that we are able to pay an attractive dividend.

Offer a healthy and engaging working environment

We believe that having a healthy and engaging working environment helps attract, motivate and retain employees and that this is critical to sustaining our company’s growth and positive contributions to society. Employees around the world advocate healthy lifestyles, improved prevention, detection and treatment of diabetes, and patient support activities through their work as well as through voluntary initiatives. On World Diabetes Day in November 2011, for instance, more than 7,500 employees in more than 50 countries engaged over 1 million people in activities to raise awareness about the diabetes pandemic.

We have a long-term target to maintain a high level of employee engagement, which is assessed through the annual company-wide survey, eVoice. Survey questions also assess adherence to company values, employees’ perceptions of the quality of management, their working environment and well-being. This information is used by local and corporate management to address any issues discovered through employees’ feedback.

As our business becomes increasingly global, it becomes even more important to embrace diversity and embody a global mindset. We believe that diverse management teams are best suited to drive performance, foster innovative thinking and nurture collaboration between people with different perspectives. We aim to increase diversity because we believe doing so offers a competitive advantage.

Our leadership development programmes emphasise personal leadership and respect for the integrity of each individual. Training for managers includes decision-making that balances short- and long-term considerations and considers multiple dimensions of performance.

Helping people live better lives

Helping people live better lives is at the core of our business. We act on the premise that everyone has a right to health. Access to care is not only an issue in developing countries. As we seek to reach out to more people, we have now begun to report estimates of the number of people treated using Novo Nordisk diabetes care products.

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A decade ago we began addressing the issues of inadequate access to health, introducing a preferential pricing policy in all of the least developed countries, launching dedicated programmes for underprivileged populations, including women and children, and advocating the need for Changing Diabetes® and Changing Possibilities in Haemophilia®.

While we have made progress, we also realise that a different approach is needed to increase the scale of our impact, particularly as global health becomes a higher priority on the political agenda. In 2011, we announced a new approach to access to health, informed by candid stakeholder dialogues and high-level engagements with policymakers. See novonordisk.com/sustainability.

We have also reaffirmed that low-priced insulin will remain in the company’s portfolio in low-income countries. Much more can be done, yet success hinges on the ability of governments, industry and civil society acting together to deliver sustainable, effective responses. In 2011, Novo Nordisk worked on several fronts to forge partnerships that have the potential to be transformational over time.

Promoting responsible business practices

We never compromise on quality and business ethics. In a business environment in which compliance requirements constantly increase, Novo Nordisk has further geared up to manage developments. This is the result of significant efforts invested in expanding the business ethics compliance programme with global policies and procedures, governance structure, training, audits and investigations.

All relevant Novo Nordisk employees are required to be trained annually in business ethics guidelines and we train third parties who act on our behalf to align understanding of compliance requirements and Novo Nordisk’s ethical standards. We have also now improved tracking and disclosure of financial interactions with healthcare providers.

We drive progress through systematic management and oversight. While seeking to exploit opportunities to act in ways that are both responsible and profitable, we also vigilantly manage risks to our business by monitoring trends and continuously adapting our business practices. Our enterprise risk management system considers both financial and non-financial risks, along with plans or processes to manage these risks.

From this platform, focused on mitigating risks, we are reinforcing a strong ethical mindset in every aspect of the way we do business. Expectations for working with integrity are embedded in job descriptions, management systems and internal audit processes.

Adherence to voluntary guidelines and participation in stakeholder dialogues helps us anticipate and prepare for new requirements. Prior to the adoption of the United Nations Guiding Principles on Business and Human Rights, Novo Nordisk has been actively engaged in shaping the agenda for businesses’ responsibility to respect human rights, and in 2011 we commissioned an analysis to assess which additional steps will be necessary to take in order to live up to the guidelines.

Decoupling environmental impacts from business growth

While growing our business and increasing sales, we seek to reduce the consumption of natural resources and manufactured inputs, such as packaging, generated by our business activities and supply chain. In addition to reducing negative impacts, our approach focuses on contributing to solving global challenges such as climate change.

Over the past decade, we have demonstrated the ability to decouple resource consumption and emissions from sales growth. In 2011, we expanded our environmental management from a focus on resource productivity optimisation related to production to include sustainability aspirations across the entire value chain for our customer footprint and our contribution to communities.

Contributing to sustainable growth

Case studies of our business approach in different markets quantify benefits to patients, cost savings in healthcare systems and productivity gains resulting in sustainable societal value. Through our Blueprint for Change programme we document shared value creation and assess the potential for enhanced value. Our most recent study is from the US and shows how concerted efforts to improve prevention and early detection of type 2 diabetes can improve quality of life and reduce healthcare costs. Doing so has given us a competitive edge in terms of strong relations with stakeholders, a highly engaged workforce in the US and recognition as a great place to work. See novonordisk.com/ sustainability.

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Risk management

We believe that our dynamic approach to risk management ensures that key risks are proactively identified, assessed and managed. For shorter-term risks, we have an ongoing assessment process that takes into account the likelihood of an event, its potential impact on the business and the need for mitigating action.

Maintaining and monitoring a systematic, integrated process to continually assess business risks is the responsibility of Executive Management. The Risk Management Board, which has representatives of senior management from all parts of the business and is chaired by the chief financial officer, sets the strategic direction for the risk management process and challenges the overall risk profile for Novo Nordisk.

Novo Nordisk’s risk policy

Our policy for risk management is to proactively manage risk to ensure continued growth of our business and to protect our people, assets and reputation. This means that we will:

•	utilise an effective and integrated risk management system while maintaining business flexibility

•	identify and assess material risks associated with our business

•	monitor, manage and mitigate risks.

Our risk willingness

Our risk willingness is characterised by the following:

•	We develop new innovative products to improve treatment of serious diseases such as diabetes and haemophilia. We accept the high level of risk involved in bringing such products to market to meet the needs of patients in terms of both safety and efficacy.

•	We make every effort to reduce safety risks to the lowest level possible in both clinical trials and already marketed products. The well-being of patients is paramount.

•	We take a conservative approach to the management of financial risks.

•	We strive to reduce supply chain risks through proactive business continuity planning, regular inspections and back-up facilities.

•	We never compromise on quality and business ethics.

For more about our risk management process, see annualreport2011.novonordisk.com.

Most important risks

Below are the risks we assess as having the greatest potential impact on our business. The risks are not ranked, but are categorised and described, including 2011 developments in each risk area.

In the process of setting our strategy, we also identify risks that are potential barriers to the achievement of our long-term ambitions. For these risks, see pp 18–21.

Market risks
Price pressures
Healthcare costs are rising and, in many countries, are outstripping the pace of economic growth. There is increasing economic, political and regulatory pressure to contain these costs, including spending on pharmaceutical products. The continued global economic crisis has further exacerbated this trend. Examples of how Novo Nordisk’s key markets are affected include:

•	US: Healthcare reform legislation was enacted in 2010. Continued federal budget issues could lead to further pricing reforms for products purchased through the Medicare and Medicaid programmes.

•	Europe: As the region's debt crisis builds, a number of European governments have announced or implemented several rounds of healthcare reforms, intensifying an already challenging operating environment with significant pricing pressures.

•	China: Price reductions for pharmaceutical products were introduced in September 2011 as part of healthcare reforms. Provincial-level tenders have been introduced in some parts of the country.

Documenting treatment benefits is one way to ensure that innovation is properly valued. Novo Nordisk conducts a considerable number of clinical and health-economic studies to substantiate the benefits of our products for patients and society, particularly for improved diabetes treatment.

Biosimilar competition
The market for therapeutic proteins is becoming more accessible to biosimilar producers. Regulatory processes in Europe and the US may change to facilitate potential approval of biosimilar products without full clinical development once patents expire. Increasing pressure on governments to contain healthcare costs makes this scenario more likely.

To address this risk, Novo Nordisk is continuously developing innovative medicines to address unmet medical needs. One example is our new generation of insulins, Degludec and DegludecPlus. In 2011, more than half of Novo Nordisk’s diabetes care sales were for modern insulins under patent protection. Novo Nordisk anticipates that the expiration of certain patents could impact sales within the next five years, but the potential launch of new products should offset the impact of currently protected products going off patent.

Earlier generations of insulin products have been off patent for years so this is a risk with which Novo Nordisk is familiar and has considerable experience addressing. Biosimilar human insulin products have been present on the European market for several decades but have had only a marginal impact. In countries such

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as India and China, where Novo Nordisk has long had biosimilar competition, Novo Nordisk has maintained an insulin volume market share of more than 60%.

Research and development risks
Bringing new products to market
Continued growth in our business depends on Novo Nordisk’s ability to develop and offer better treatments to patients. At each stage of the development process, which includes extensive non-clinical tests and clinical trials as well as an elaborate regulatory approval process, we may encounter serious obstacles which may delay our product initiatives and add substantial expense, or which could cause us to abandon a project altogether. Significant delays in bringing new products such as Degludec and DegludecPlus to market would impact our ability to reach long-term financial targets.

In our experience, there is a less than 35% chance of a diabetes product candidate in phase 1 in the pipeline ultimately being approved for marketing, while the chance of success is around 40% for phase 2 product candidates and rises to around 70% for phase 3, although there remains significant uncertainty regarding the timing and success of the regulatory approval process. As the Novo Nordisk pipeline becomes more diversified, these figures are likely to decline towards industry standards over a longer period. The reasons for delays or failure include, for instance, failure of the product candidate in non-clinical studies because of safety concerns; problems in completing formulation and other testing and work necessary to support a regulatory approval process; adverse reactions to the product candidate or indications of other safety concerns; failure of clinical trial data to support the safety or efficacy of the product candidate; inability to manufacture, in a timely and cost-efficient manner, sufficient quantities of the product candidate for development or commercialisation activities; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

As a result of the risks and uncertainties involved in progressing through non-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, we cannot reasonably estimate the nature, timing, completion dates and costs of the efforts necessary to complete the development.

Production and quality risks
Supply disruptions
Failure or breakdown in any of the company’s vital production facilities could adversely affect the results of operations and could potentially cause employee injuries or infrastructure damage. Fire-prevention design, alarms and fire instructions, annual inspections, back-up facilities and safety inventories are aimed at mitigating this risk. To spread this risk geographically and optimise costs and supply logistics, we have established production capacity on five continents. See the map of our production facilities on pp 28–29.

Significant decisions were made in 2011 with regard to the geographical spread of our facilities. The Board of Directors approved investment plans for implementation of new filling and packaging facilities for biopharmaceutical products, ensuring back-up production capacity for all filled biopharmaceutical products. After the earthquake, tsunami and nuclear power plant failure in Japan in March, our packaging plant in Koriyama, 60 kilometres from the affected nuclear power plant, had to close for two weeks. An additional warehouse has been established 450 kilometres from the affected area and a number of measures are in place or are being considered to ensure supply to the Japanese market in the event of a future emergency.

Risk of product recalls
Product safety is directly linked to patient well-being, so product safety and quality are paramount concerns from both financial and reputational perspectives. While the gross risk is high, with product safety issues having the potential to adversely affect operations, we believe that our vigorous efforts to proactively manage and mitigate this risk effectively reduce the company’s net risk profile.

Product safety and quality are paramount concerns, so we vigorously manage quality risks.

We have a global quality system in place, which ensures effective mitigation of risks to patient safety and product quality by structured and controlled design, development and production risk reductions. The risk reduction activities span the entire life cycle of any of our products and are ensured by the completeness and full compliance of our quality management system with all regulatory requirements including standard operating procedures, quality audits, quality improvement plans and systematic senior management reviews.

For information on Novo Nordisk’s product recalls from 2007 to 2011, see pp 10 and 96.

Financial risks
Exchange rates
Novo Nordisk’s reporting currency and the functional currency of corporate operations is the Danish krone, which is closely linked to the euro in a narrow range of ±2.25. The majority of our sales, however, are in US dollars, European euros, Chinese yuan, Japanese yen and British pounds. Exchange rate risk is therefore the company’s biggest financial risk and the risk has grown in importance as the size of international markets and the share of sales in different currencies have increased. To manage this risk, the company hedges expected future cash flows for selected key currencies.

For more information on how the company manages this risk, see note 27 to the Consolidated financial statements on pp 79–80.

Tax cases
In the course of conducting a global business, transfer pricing disputes may occur. Our policy is to pursue a competitive tax level, meaning at or below the average for the company’s peer group, in a responsible way. This means paying relevant tax in jurisdictions where business activity generates profits. Generally, Novo Nordisk affiliates pay tax in the countries in which they operate.

We also seek to keep tax levels stable and predictable. To manage uncertainties regarding tax, we have negotiated multi-year agreements in key jurisdictions.

For details on taxes paid by the company in 2011, see note 9 on p 69.

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Ethical risks
Marketing practices
In a competitive environment with increasing regulation, mar- keting practices can be the source of legal action or reputational risk. Our reputation as a trusted healthcare partner is integral to effectively maintaining and growing our business. At the same time, the regulatory context for marketing activity is constantly changing. A business ethics policy and global business ethics procedures, paired with close monitoring of performance, reporting requirements and audits and reviews, all aim to mitigate these risks. Significant resources are also dedicated to training sales and marketing people around the world.

In May 2009, Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Oil For Food Programme for Iraq. We must comply with the terms of the DPA in order for the case to be dismissed. Novo Nordisk has subsequently enacted a detailed programme to ensure compliance with the DPA, including a reinforced governance structure, enhanced third-party due diligence systems and periodic testing of systems, policies and procedures.

In February 2011, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential criminal offences relating to the company’s marketing and promotion practices for the products NovoLog®, Levemir® and Victoza®. Novo Nordisk is cooperating with the US Attorney in this investigation.

In June 2011, Novo Nordisk settled a civil case with the US Department of Justice and two individuals regarding alleged improper marketing of NovoSeven®. As part of the settlement, Novo Nordisk paid 25 million US dollars in total, but denied any wrongdoing. In addition to the financial settlement related to marketing practices in the United States regarding NovoSeven®, as part of the agreement with the US Department of Justice, our US affiliate entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the US Department of Health and Human Services. Under that agreement, our US affiliate will add additional reporting and other procedures to its already robust compliance programme. Corporate Integrity Agreements are customary in this type of settlement and most of the major pharmaceutical companies operating in the US are party to similar types of agreement.

Significant legal issues relating to marketing practices are included in note 31 on pp 86–87.

Legal risks
Intellectual property
Patent rights are a very important tool for promoting innovation, leading to new and better products and processes, and stimulating long-term economic growth and job creation. Governments may not recognise the validity of patents or may be unable or unwilling to uphold intellectual property rights. We will enforce our patent rights in cases of infringement when this is deemed advisable by Executive Management after careful analysis of the patient, social, commercial and legal aspects of enforcement. Similar analysis is applied to decisions to defend Novo Nordisk’s patent rights against other legal challenges. Significant legal issues related to intellectual property are included in note 31 on pp 86–87.

Other legal risks
Novo Nordisk operates in a complex global legal and regulatory environment with diverse national, regional and international legislation. Legal issues may arise relating to product liability claims, company practices and government investigations.

For more information on significant legal issues, see note 31 on pp 86–87.

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WINNIE MARGIT HANSEN

Winnie works as a process operator at our production site in Hjørring, Denmark, where she is responsible for quality control of NovoTwist® needles. By aligning processes, Winnie and her colleagues are now able to produce more needles with shorter lead times, without compromising high quality standards. Winnie sees her role as delivering the highest-quality products to people with diabetes exactly when they need them.

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Pipeline overview

In 2011, progress was made throughout Novo Nordisk’s clinical development pipeline. This overview illustrates key development activities, including entries into the pipeline and progression of development compounds. See more at novonordisk.com/investors and clinicaltrials.gov.

Phase 1 Studies in a small group (usually 10 to 100) of healthy volunteers, and sometimes patients, to investigate how the body handles new medication and establish maximum tolerated dose.

Therapy area	Indication	Compound	Description
Diabetes care
	Type 1 and 2	Insulin degludec	Ultra-long-acting basal insulin. Submitted for marketing authorisation in five markets in 2011.
diabetes

	Type 1 and 2	Insulin degludec/	Ultra-long-acting basal insulin in combination with a boost of bolus insulin
	diabetes	insulin aspart	aspart. Submitted for marketing authorisation in four markets in 2011.

	Type 2 diabetes	Insulin degludec/	Liraglutide and insulin degludec in a combination. Phase 3 trials ongoing.
liraglutide

	Type 2 diabetes	Semaglutide	Once-weekly GLP-1 analogue. Phase 2 completed.

Diabetes	Type 1 and 2	NN1218	Ultra-fast-acting insulin. Phase 1 trials ongoing.
diabetes

	Type 1 and 2	NN1953	Long-acting oral insulin analogue. Phase 1 trial ongoing.
diabetes

	Type 2 diabetes	Liraglutide depot	Once-weekly liraglutide formulation. Phase 1 trial initiated during 2011.

	Type 2 diabetes	NN9924	Long-acting, oral GLP-1 analogue formulation. Phase 1 trial ongoing.

	Type 2 diabetes	NN9926	Long-acting, oral GLP-1 analogue formulation. Phase 1 trials ongoing.

Obesity	Obesity	Liraglutide	Once-daily GLP-1 analogue. Phase 3a programme ongoing.
Biopharmaceuticals
	Congenital FXIII	Catridecacog	Recombinant coagulation factor XIII. Submitted for regulatory approval
	deficiency		in the US in the first quarter and in the EU in the second quarter of 2011.

	Haemophilia A	Turoctocog alfa	Recombinant coagulation factor VIII. Phase 3 completed in 2011.

	Haemophilia with	Vatreptacog alfa	Fast-acting recombinant coagulation factor VIIa analogue.
	inhibitors		Phase 3 trial initiated during the second quarter of 2011.
Haemophilia
	Haemophilia B	N9-GP	Long-acting recombinant coagulation factor IX derivative.
Phase 3 trial initiated during the second quarter of 2011.

	Haemophilia A	N8-GP	Long-acting recombinant coagulation factor VIII derivative.
Phase 3 start planned for 2012.

	Haemophilia	NN7415	Novel haemophilia treatment in the form of a monoclonal
antibody against a tissue factor pathway inhibitor.

Growth	Growth hormone	NN8640	Long-acting growth hormone formulation. Phase 1 trial initiated January 2012.
hormorne	deficiency

	Rheumatoid	Anti-IL-20	Humanised recombinant monoclonal antibody. Phase 2a trial completed.
arthritis

	Crohn’s disease	Anti-NKG2d	Humanised recombinant monoclonal antibody. Phase 2a trial ongoing.

	Rheumatoid	Anti-NKG2d	Humanised recombinant monoclonal antibody. Phase 2a trial ongoing.
arthritis
Inflammation
	Rheumatoid	Anti-C5aR	Humanised recombinant monoclonal antibody. Phase 1 trial ongoing.
arthritis

	Rheumatoid	Anti-IL-21	Humanised recombinant monoclonal antibody. Phase 1 trial ongoing.
arthritis

	Rheumatoid	Anti-NKG2a	Humanised recombinant monoclonal antibody. Phase 1 trial ongoing.
arthritis

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Our business

Phase 2
Testing a drug at various dose levels in a larger group of patients to learn about its effect on the condition and its side effects. In phase 2, clinical trials are carried out to evaluate efficacy (and safety) in specified populations of patients. The outcome of phase 2 trials is clinical proof of concept and the selection of dose for evaluation in phase 3 trials.

Phase 3
Studies in large groups of patients worldwide comparing the new medication with a commonly used drug or placebo for both safety and efficacy in order to firmly establish its benefit–risk relationship. Phase 3a covers trials conducted after efficacy of the medicine is demonstrated but prior to regulatory submission, whereas phase 3b covers clinical trials completed after regulatory submission.

Intended clinical benefit	Phase 1	Phase 2	Phase 3	Filed/regulatory approval

Long-acting basal insulin with duration of action of more than 24 hours for flexible once-daily treatment and an improved safety profile.

A soluble fixed combination of long-acting insulin combining basal insulin coverage with a distinct meal peak of insulin.

Combination of basal insulin degludec and the GLP-1 analogue liraglutide providing the benefits of the two components in a single preparation.

Provides the clinical benefits of a GLP-1 analogue with less frequent injections.

Ultra-fast-acting insulin for further improvement of glycaemic control in relation to a meal.

Basal insulin delivered as a tablet.

Provides the clinical benefits of a GLP-1 analogue with less frequent injections.

A long-acting GLP-1 analogue delivered as a tablet.

A long-acting GLP-1 analogue delivered as a tablet.

Sustainable weight loss for people with severe obesity, including those at particular risk of developing diabetes.

Prophylactic treatment of people with FXIII congenital deficiency.

Prevention and treatment of bleeds in people with haemophilia A.

Effective and sustained resolution of bleeds in people with haemophilia and inhibitors, reducing the need for re-treatment and the time to pain relief.

Prophylaxis and treatment of bleeds in people with haemophilia B.

Prophylaxis and treatment of bleeds in people with haemophilia A.

Potential prophylactic treatment of haemophilia with subcutaneous administration.

Provides the clinical benefits of growth hormone with less frequent injections.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

Novel mechanism of action intended to improve treatment outcomes in patients who do not respond adequately to existing treatments.

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Our business

Novo Nordisk at a glance

Novo Nordisk is a world leader in diabetes care and has a leading position in haemophilia treatment. We also provide growth hormone therapy and hormone replacement therapy and have development projects targeting inflammation, obesity and the full spectrum of rare bleeding disorders. We have more than 32,000 employees working in 75 countries. See pp 89–90 for a list of our subsidiaries.

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Our business

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Diabetes care

TRACEY SAVERINO

Tracey, from Bronxville, New York, was diagnosed with gestational diabetes while expecting her baby. Tracey was able to manage the condition by focusing on portion control, healthier eating and getting more exercise. Gestational diabetes affects 3–15% of all pregnancies. Managing the condition is important to avoid complications for both the mother and infant.

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Diabetes care

Diabetes care

Novo Nordisk has pioneered many therapeutic breakthroughs in diabetes care and today diabetes remains our primary focus. We are the market leader in diabetes care, with about 50% of the total insulin market, 43% of the modern insulin (insulin analogue) market and 58% of the Glucagon-Like Peptide (GLP-1) analogue market based on volume at year-end.

While diabetes care has improved greatly in recent decades, there are still millions of people dying, losing their eyesight or requiring amputations because of poorly controlled diabetes. We know that people with diabetes often suffer complications because of poor blood glucose control.1

This is a result of a number of factors, including undertreatment because of fear of hypoglycaemia or weight gain, a common side effect of insulin treatment. People with diabetes also struggle to follow complex treatment regimens exactly, and insulin doses are sometimes missed. Lack of access to diabetes medicine and care is still a barrier to treatment for millions.

In our efforts to defeat diabetes, we have focused our research and development activities on addressing the unmet medical need to reduce blood glucose without the side effect of low blood glucose episodes, called hypoglycaemia. Findings from a landmark study in the UK showed that reducing blood glucose levels by close to 1% would reduce diabetes-related deaths by more than 20% and reduce microvascular complications by nearly 40%.2 Microvascular complications include diabetic retinopathy, which causes 10,000 cases of blindness annually in the US alone.3

We are dedicated to Changing Diabetes® and improving the health of people with diabetes. We do this by developing innovative treatments intended to serve individual needs and different stages of diabetes. In addition, we work with governments, healthcare providers, patient organisations and people with diabetes to improve standards of care throughout the world.

The diabetes pandemic

Diabetes is a chronic disease currently estimated to affect more than 366 million people. If current trends persist, the International Diabetes Federation predicts that the number of people affected by diabetes will rise to more than 550 million by 2030. Globally, diabetes accounted for 11% of total spending on healthcare in 2011.4

For diabetes, the rule of halves tells the story of missed opportunities along the care pathway, which includes prevention, diagnosis, access to care, achieving treatment targets and achieving desired outcomes. Of the estimated 366 million people with diabetes, only about half have been diagnosed.

The millions of people whose diabetes is undiagnosed and therefore untreated are at risk of developing complications that will significantly impair their quality of life and increase healthcare costs. The cost of treatment is usually a small fraction of overall spending on diabetes care, with most spending allocated for serious complications related to inadequate medical care. In the US and Europe, for instance, insulin accounts for 3% of the total cost associated with treating diabetes.
Key events in diabetes
•	Degludec filed for regulatory approval in five markets and DegludecPlus filed in four markets.
•	Levemir® approved for paediatric use in the EU.
•	Levemir® approved for treatment of gestational diabetes in the EU.
•	Levemir® approved for add-on therapy to Victoza® for type 2 patients in the EU.
•	Phase 3 trial initiated for insulin degludec/liraglutide fixed-dose combination.
•	FlexTouch®, our newest innovation in prefilled devices, approved in the EU and introduced in the UK.

Diabetes rule of halves

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Unfortunately, it is not only those with undiagnosed diabetes who go untreated. Only half of people diagnosed have access to treatment. Ensuring access to care can prevent complications and support human, social and economic development by reducing the burden untreated diabetes places both on healthcare systems and families. Of those people whose diabetes has been diagnosed and who are receiving treatment, it is estimated that only half achieve treatment targets and only half of those are achieving desired outcomes. Unfortunately, only by achieving treatment targets can the risk of developing severe complications be substantially reduced.

What is diabetes?

Diabetes is a metabolic disorder affecting the way our bodies use digested food for growth and energy. Over 4 million people die of complications caused by diabetes every year and millions more suffer disabling, costly and life-threatening complications such as heart attack, stroke, kidney failure, blindness and amputation. Diabetes has two main forms: type 1 and type 2 diabetes.

Type 1 diabetes is a lifelong autoimmune disease that develops when the body creates an immune reation against its own cells, destroying beta cells in the pancreas. As a result, the pancreas stops producing insulin, typically at a young age. At least 90% of people with diabetes have type 2, which is caused by a combination of lifestyle and genetic factors. People with type 2 diabetes may still make their own insulin in the pancreas, but the insulin produced is insufficient and is not used as effectively by the body.

Most of the long-term health complications associated with diabetes are due to persistent high blood glucose levels, which can cause kidney damage, neurological damage, cardiovascular damage, damage to the retina or damage to the feet and legs.

Diabetes-related deaths could be reduced by 20% if average blood glucose levels (HbA1c) were reduced by 1%[2].

Diabetes treatment
For type 1 diabetes, insulin is introduced at diagnosis and is required for the rest of the person’s life. Treatment guidelines for type 2 diabetes call for different approaches at different stages.

For type 2 diabetes, the first step is lifestyle changes – diet and exercise – and initiation of tablet therapy (metformin). If treatment targets are not met, GLP-1 therapy, such as Victoza®, or basal insulin, such as long-acting Levemir®, may be added.

As a third step, treatment guidelines call for a transition to intensive insulin treatment to maintain good glycaemic control. This may include adding a rapid-acting modern insulin at mealtimes, such as NovoRapid®, in addition to a basal insulin. For insulin initiation, a modern premix insulin such as NovoMix® with dual release to cover both mealtime and basal requirements may also be used.

One challenge in managing diabetes is to maintain appropriate blood glucose levels, adjusting insulin dosing as necessary to balance the impact of food and exercise. Low blood glucose levels cause hypoglycaemia, which, if untreated, can lead to seizures or unconsciousness. In rare cases, hypoglycaemia can lead to permanent brain damage or death.

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Different pathways to diabetes control

Modern insulin portfolio

Using protein engineering, we have created a portfolio of insulins that offers options for individual treatment needs, accommodating different treatment norms and capabilities worldwide. Modern insulins are designed to mimic the body’s own physiological insulin regulation of blood glucose levels more closely than injected human insulin, resulting in better glucose control, lower levels of hypoglycaemia and increased convenience for people with diabetes.

We seek to help people control their diabetes to live longer, more productive lives.

Novo Nordisk’s modern insulin portfolio includes:

•	Levemir®, a soluble, long-acting modern insulin for once-daily use for type 1 and 2 diabetes. When it is time to begin insulin, Levemir® provides glucose control with a favourable weight profile. Weight maintenance is important because insulin has long been associated with weight gain, a barrier to beginning insulin treatment according to diabetes experts. Levemir® is also the first and only basal insulin analogue approved for two- to five-year-olds with diabetes

•	NovoRapid® (NovoLog® in the US), the world’s most widely used rapid-acting insulin for use at mealtimes. For people with type 2 diabetes who have uncontrolled blood glucose levels while on a basal insulin, intensification with NovoRapid® helps attain and maintain treatment goals. NovoRapid® is used by people with both type 1 and type 2 diabetes. It is also approved in some markets for women who are pregnant or breastfeeding.

•	NovoMix® 70/50/30 (NovoLog® Mix 70/30 in the US) is a dual-release modern insulin that covers both mealtime and basal requirements. It can be used either to initiate or intensify insulin therapy.

We are committed to producing safe treatments. All of our modern insulins have been investigated in many randomised, controlled trials and in observational studies in real-life use.

New-generation insulins

Our focus on improving the lives of people with diabetes led us to develop two new-generation insulins, Degludec and DegludecPlus, which were filed for regulatory approval in key markets in 2011. These new-generation insulins are designed to have an ultra-long action for the treatment of type 1 and type 2 diabetes, providing stable and consistent blood glucose control while reducing the rate of hypoglycaemia, particularly at night when hypoglycaemic events are difficult to manage. It is known that many healthcare providers and people with diabetes intentionally undertreat to avoid incidences of hypoglycaemia, allowing higher levels of blood glucose with the potential for health complications.

Degludec is designed to provide greater dosing flexibility, with more than 40 hours' glucose control. This flexibility can give people with diabetes the flexibility to administer once-daily treatment at a different time from day to day. DegludecPlus combines ultra-long-acting insulin degludec and the most pre- scribed rapid-acting insulin, NovoRapid®, providing both basal and mealtime glucose control.

The regulatory filings for Degludec and DegludecPlus were largely based on results from the BEGIN™ and BOOST™ clinical trial programmes. Data from the 17 trials have shown Degludec to effectively lower blood glucose levels, while demonstrating a lower rate of hypoglycaemia, particularly at night, relative to insulin glargine. In addition, Degludec will offer greater flexibility as to time of administration and, when used with FlexTouch®, can allow larger single doses than other insulin devices on the market. At present, many people need to take two injections to get their total insulin dose.

BEGIN™ and BOOST™ were the largest clinical trial programmes in the history of insulin therapy, involving nearly 10,000 people with type 1 and type 2 diabetes. The programmes were designed after consulting with regulatory agencies in the EU, Japan and the US.

Innovative early treatment

Victoza®, or liraglutide, is the first and only human Glucagon-Like Peptide (GLP-1) analogue with 97% similarity to the natural gut hormone. Like natural GLP-1, once-daily Victoza® works by stimulating the beta cells in the pancreas to release insulin only when blood sugar levels are high.

Until recently, most available treatments for diabetes involved trade-offs for physicians and people with diabetes. While effective at lowering blood glucose, they carried a high risk of inducing low blood sugar episodes (hypoglycaemia) and weight gain.

GLP-1 therapies are a major innovation in the treatment of type 2 diabetes because they lower glucose while having a very low risk of triggering hypoglycaemia, and, for most people with diabetes, they also support weight loss. In type 2 diabetes, the ability of the pancreas to release insulin in response to glucose is impaired. GLP-1 therapies help address this defect by acting directly on beta cells in the pancreas so that more insulin is released when blood glucose is high.

Victoza®, the only once-daily GLP-1 analogue, can be used by adults with type 2 diabetes who are unable to achieve blood glucose goals with lifestyle changes and metformin. For most people with type 2 diabetes, Victoza® offers significant blood glucose reduction with the benefit of some weight loss in a flexible dose that can be taken once daily. Treatment guidelines now call for the use of GLP-1 as an option for early treatment of type 2 diabetes.

Victoza® is the leading GLP-1 treatment globally and has steadily expanded the market for GLP-1 treatment. Now available in nearly 50 markets, Victoza® was also approved for use in China during 2011. Victoza® achieved blockbuster status in 2011 with sales of more than 1 billion US dollars globally. It has been used to treat approximately 600,000 people worldwide.

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We are exploring longer-acting formulations for GLP-1 treatment. Liraglutide depot, a slow-release formulation, is being tested for once-weekly use in phase 1 clinical trials. We are also exploring the GLP-1 analogue semaglutide for once-weekly use. For more information, see pp 26–27.

Device technology supports innovative treatments

We continue to focus on making the most preferred treatment devices even better. FlexTouch®, our latest innovation in prefilled devices, which has been designed to improve the experience of performing daily injections, was launched in Europe in 2011. We intend to make Degludec and DegludecPlus available in FlexTouch®, the first insulin pen that will have the potential to deliver up to 160 insulin units in a single injection.

Usability studies have shown that FlexTouch® features are valued by patients and healthcare providers. FlexTouch® has a conical shape, which is more ergonomic and may help to improve stability when injecting. Patients especially appreciate that FlexTouch® is the first insulin pen with no push-button extension. FlexTouch® also has an easy-touch button, a large, easy-to-read scale, accurate and consistent dosing, and an audible click that provides a signal when dialling doses up or down or when the full dose has been administered.[7,8,9]

FlexPen®, the world’s most widely used prefilled insulin pen, is available for all Novo Nordisk modern insulins and Victoza®. It eliminates the need to manually load treatment into a delivery device or use a separate vial and syringe.

Changing Diabetes®

A global commitment to people with diabetes

Changing Diabetes® is Novo Nordisk’s global commitment to improve conditions for the millions of people who live with diabetes around the world today, and those who are at risk of developing diabetes tomorrow. It is a global advocacy and partner platform from which we advocate the prevention and earlier detection of diabetes, as well as improved treatment, care and health outcomes. It is also the framework for a series of partnership programmes for interventions and outreach activities, many of which address the specific needs of vulnerable groups such as those with low incomes, women and children.

2011 marked a turning point in our fight against diabetes when the United Nations convened a special General Assembly to address the global challenge of non-communicable diseases, including diabetes. Novo Nordisk, represented by President and CEO Lars Rebien Sørensen, participated in this historic event, which highlighted the serious threat non-communicable diseases present to global social and economic development, and the need for concerted action. We welcome and support the call to action resulting from the meeting and have reaffirmed our commitment to continue our long-term efforts to change diabetes through partnerships.

Concerted action to improve access to diabetes care

Ahead of the UN High-Level Meeting, we revisited our access to health strategy in consultation with key stakeholders, notably the World Health Organization, representing different viewpoints, insights and regional perspectives. Ten years ago, Novo Nordisk launched its first Access to Health strategy, which resulted in the establishment of the independent World Diabetes Foundation, our differential pricing policy in least developed countries, initiatives to improve healthcare capacity and efforts aimed at vulnerable population groups, such as the Changing Diabetes® in Children programme and the Changing Diabetes® in Pregnancy programme.

Our insights from the past 10 years were captured in a report released in 2011, Access to Diabetes Care – Our Approach. While our stakeholders recognise that Novo Nordisk has done much to improve access to diabetes care in the least developed countries of the world, the lack of access to insulin remains a significant concern. Dialogues with stakeholders have helped inform our priorities going forward with a better understanding of where to strengthen our efforts. See novonordisk.com/sustainability.

Our commitment to discover and develop innovative biological medicines and make them accessible to patients throughout the world is part of the Novo Nordisk Way. Because healthcare systems are at different stages of development, different solutions are needed in different countries. Novo Nordisk has the unique advantage of the broadest portfolio of diabetes treatments. We have also committed to keeping low-priced insulin as a key building block of our portfolio and making it available in low- and middle-income countries. Access to diabetes care is a global concern and this will be the premise for our access to diabetes care strategy.

Many barriers to insulin access are linked to distribution systems, tendering and government policies. As part of our efforts to find an innovative, integrated approach to diagnosis, treatment and diabetes control for those at the base of the economic pyramid, we launched a pilot project in Kenya in December 2011. A public-private partnership involving the Kenyan government and other stakeholders, the project seeks to reduce direct and indirect costs of treatment by limiting price mark-ups in the supply chain and reducing travel costs and lost work days by printing prices on insulin packaging and distributing insulin at more locations. In our search for a sustainable business model for the base of the pyramid, additional projects will be launched in 2012 in rural India and Nigeria. To improve access to affordable insulin, Novo Nordisk has conducted pilot projects in eight least developed countries and recruited staff to address barriers in supply chains.

Another priority is to strengthen the capacity of healthcare systems by training healthcare providers to diagnose and treat diabetes and its complications. In 2011, Novo Nordisk either trained or sponsored training for about 835,000 healthcare providers. To empower people with diabetes to better care for themselves, in 2011 we also trained or funded training for about 626,000 people.

In our efforts to strengthen healthcare system capacity, Novo Nordisk established the World Diabetes Foundation in 2002. This independent and non-profit foundation supports the prevention and treatment of diabetes where it is needed most, providing funding for local initiatives that improve healthcare system

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capacity. To date it has supported 278 projects in 100 countries. We contribute a portion of our insulin sales to the Foundation each year, in line with an agreement with our shareholders. These contributions totalled 606 million Danish kroner during the period from 2002 to 2011. In financial terms, this is our biggest single commitment to the improvement of diabetes care in low- and middle-income countries. Novo Nordisk also has two seats on the Foundation’s board. See pp 9 and 86 for more information.

Better treatment and care for all

The 2011 UN High-Level Meeting concluded in a UN Declaration that calls attention to the threat diabetes and other chronic con- ditions pose, and stresses the need for prevention, early detection and early intervention. This focus is in line with our long-term efforts to increase awareness of diabetes among policymakers. We are committed to engaging with stakeholders to explore how the UN Declaration can be translated into concrete action to achieve this objective.

Through 87 Diabetes Leadership Forums and regional or national roundtables in 78 countries since 2005, we have engaged more than 10,000 key stakeholders to date, helping to reach consensus about what it will take to address the current challenges and change diabetes. During 2012, the European Diabetes Leadership Forum will be held in Copenhagen under the auspices of the Danish EU Presidency. The event will be hosted by the Danish Diabetes Association and the OECD, and Novo Nordisk will co-organise the Forum. We will also continue our efforts to follow up on previous leadership forums in Russia, China, sub-Saharan Africa, the Middle East and North Africa, all of which involve commitments to action that will benefit people with diabetes.

Through our national Changing Diabetes® programmes, we promote better education of healthcare professionals and wider availability of screening for diabetes to help save lives and reduce long-term economic costs. One example is our Ask.Screen.Know initiative in the US, which supports diabetes screening for people in the US’s Medicare programme who are at risk of diabetes. It is estimated that only 10% of people with risk factors have been screened since Medicare began offering screenings in 2005. We encourage physicians to have at-risk patients screened and to talk with their patients about blood sugar numbers and healthy lifestyle changes. See AskScreenKnow.com and the Ask.Screen. Know page on Facebook.

Understanding the needs of people with diabetes is a cornerstone of our advocacy work. The second Diabetes Attitudes, Wishes and Needs (DAWN™) study represents one of the most significant new initiatives from Novo Nordisk to learn from people with diabetes and those who care for them. It is a follow-up to our landmark study in 2001 to assess the needs of people with diabetes globally, with the aim of improving patient involvement, self-management and psychosocial support. The largest study of its kind, the new DAWN™ study will involve more than 16,000 people worldwide to establish a new understanding and awareness of the needs of people with diabetes and those who care for them.

Working in partnership across healthcare systems

Most developing countries have no facilities for treating children with diabetes. Children with type 1 diabetes have high mortality rates, with life expectancies of less than one year in some countries in sub-Saharan Africa. Our Changing Diabetes® in Children programme provides the necessary medical and laboratory equipment, organises training of healthcare professionals, puts in place patient education and creates systems for adequate monitoring and follow-up. In addition, insulin and diabetes supplies are provided free of charge for the duration of the programme. With the ambition of reaching 10,000 children with diabetes within five years, we made a 25 million US dollar commitment in 2008.

In 2011, we expanded the programme to India and Ethiopia, enrolled about 3,400 children and established more than 40 new clinics under the Changing Diabetes® in Children programme, which now provides treatment for about 5,000 children.

As part of our contribution to the UN Secretary General’s Every Woman Every Child programme, Novo Nordisk has launched its Early Origins of Health initiative with the aim of preventing future cases of diabetes through screening and treatment of gestational diabetes. The initiative is based on partnerships with industry peers, the World Diabetes Foundation and the United Nations Foundation where each will contribute their expertise in the field of health literacy, nutrition, research, access to health, and connecting people, ideas and resources.

Our ongoing Changing Diabetes® in Pregnancy programme ties to the Early Origins of Health initiative. We have set up local public–private partnerships in India, Colombia and Nicaragua with an ambition to reach 60,000 pregnant women. We work with local health authorities and other partners to train healthcare professionals, build capacity in the health system for gestational diabetes screening and management, and test innovative ways to effect lifestyle change. The hope is to identify cost-effective ways of reducing the burden of diabetes.

1.	Global Attitudes of Patients and Physicians in Insulin Therapy (GAPP™) survey, Novo Nordisk, 2010.
2.	UKPDS, Stratten et al. BMJ 2000; vol 321:405–412.
3.	Fong DS, Aiello LP, Ferris FL 3rd, Klein R: Diabetic retinopathy. Diabetes Care 2001; 27:2540–2553.
4.	International Diabetes Foundation. IDF Diabetes Atlas, fifth edition, 2011.
5.	Hart JT. Rule of halves: implications of increasing diagnosis and reducing dropout for future workload and prescribing costs in primary care. Br J Gen Pract 1992, March; 42(356):116–119.
6.	Wilkerson HL, Krall LP. Diabetes in a New England town. JAMA 1947;135:209-246.
7.	Wielandt JO, Niemeyer M, Hansen MR, Bucher D, Thomsen NB. FlexTouch®: A Prefilled Insulin Pen with a Novel Injection Mechanism with Consistent High Accuracy at Low- (1 U), Medium- (40 U), and High- (80 U) Dose Settings. J Diabetes Sci Technol 2011; 5(5):1195–1199.
8.	Dyer D, Narendran P, Qvist M, Niemeyer M, Nadeau DA. Ease of use and preference assessment of a new prefilled insulin pen versus a widely available prefilled insulin pen in people with diabetes, physicians and nurses. Expert Opin Drug Deliv 2011; doi:10.1517/17425 247.2011.615830.
9.	Bailey T, Thurman J, Niemeyer M, Schmeisl G. Usability and preference evaluation of a prefilled insulin pen with a novel injection mechanism. Curr Med Res Opin 2011; 27:2043–52.

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Biopharmaceuticals

ALFRED MONAMETSI

Alfred, from Johannesburg, South Africa, was diagnosed with haemophilia at birth and has been more mobile since beginning to use NovoSeven®. As a pastor and certified coach, being able to get out into the community is an important part of doing what Alfred loves: helping people. He hopes that future improvements in treatment will make it even easier for people with haemophilia to lead normal lives.

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Biopharmaceuticals

We use our understanding of chronic conditions to make a difference for people with haemophilia and other rare bleeding disorders, growth hormone disorders, symptoms of menopause and inflammatory diseases. Our specialised expertise in proteins gives us an advantage in developing innovative treatments in these therapy areas.

Commitment to haemophilia

We see a future where all people with haemophilia have the opportunity to live the life they desire. Our commitment to haemophilia builds on our 20 years of research into bleeding disorders and our promise to work with and listen to patients to improve treatment. For details of our strategy to achieve our haemophilia ambition, see p 19.

We developed our recombinant, activated factor VII product, NovoSeven®, for the 3,500 people with haemophilia who have developed inhibitors, or neutralising antibodies, to their normal treatment. NovoSeven® provides effective treatment for bleeding episodes. It was a significant innovation when launched in 1996 and remains the only room temperature-stable recombinant bypassing agent available for people who have haemophilia with inhibitors.

NovoSeven® is also the only recombinant medication approved for the treatment of bleeding episodes in acquired haemophilia, factor VII deficiency and, in Europe, Glanzmann’s thrombasthenia. Thanks to its therapeutic properties, 15 years after launch NovoSeven® achieved sales growth of 4% in Danish kroner. We are continuing to look for ways to make treatment for people with haemophilia with inhibitors even more effective.

To support our ambition and also help people with general haemophilia, we have developed the broadest pipeline of haemophilia research and development projects in the pharmaceutical industry, including treatments for haemophilia A and B. See p 38.

As we seek to expand our portfolio and achieve leadership in the treatment of haemophilia, we are developing compounds targeting faster, more efficient long-acting and even subcutaneous (as opposed to intravenous) prevention and treatment of bleeding. During 2011, we made significant progress in the development of solutions for the range of haemophilia and other rare bleeding disorders. See pp 19 and 26–27.

Key events in biopharmaceuticals
•	Phase 3 trial programme completed for recombinant factor VIII treatment for haemophilia A.
•	Phase 3 trial programme initiated for long-acting recombinant treatment for people with haemophilia B.
•	Phase 3 trial programme initiated for a fast-acting recombinant treatment for haemophilia with inhibitors.
•	Phase 1 trial completed for long-acting recombinant treatment for people with haemophilia A. Decision made to initiate a phase 3 trial in 2012.
•	Regulatory approval sought in the US and Europe for the only recombinant treatment for ultra-rare congenital factor XIII deficiency.
•	Phase 1 trial initiated for long-acting growth hormone formulation.

Novo Nordisk aspires to offer treatment for all people with haemophilia

Source: Stonebraker JS et al. Haemophilia 2010; 16:20–32. Haemophilia A and B patients represent those characterised as severe.

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What is haemophilia?

Haemophilia is an inherited or acquired bleeding disorder that prevents blood from clotting. More than 300,000 people worldwide are living with severe haemophilia. They lack, either partially or completely, an essential clotting factor needed to form stable blood clots.

The treatment for haemophilia involves intravenous administration of replacement clotting factors. Treatment may be administered only when bleeding occurs or, increasingly, on a preventive basis, which is called prophylactic treatment.

People with haemophilia A may have either no or decreased ability to produce clotting factor VIII. Those with haemophilia B have deficiencies in producing clotting factor IX.

Some people with haemophilia develop inhibitors, or resistance (due to antibody formation), to their normal replacement treatment. For these 3,500 people, factor VIIa provides clotting action to treat bleeds.

For people with haemophilia, bleeds often occur in the joints, particularly the knees and ankles. Bleeds can also occur in the muscles, soft tissues, gastrointestinal tract, and even in the brain. Surgery, and even tooth extractions, require careful medical intervention to control bleeding.

Without treatment, uncontrolled bleeding can cause stiffness, pain and severe joint damage leading to impaired mobility. An intracerebral haemorrhage will often be fatal.

While, thankfully, haemophilia is not becoming more common, more people in the world are now having the condition properly diagnosed and treated. Also, as treatment improves, those with this lifelong condition are living longer lives.

Location of bleeds and their consequences

Changing Possibilities in Haemophilia®

To help build a better tomorrow for people with haemophilia, we partner with the haemophilia community to deliver innovative treatments, access to care, education and community support to empower patients.

We recognise that medical products do not address all aspects of haemophilia. To strengthen understanding of life with haemophilia, we initiated a psychosocial study to determine how to best support the needs of people with haemophilia. Interviews have been conducted with 900 people to date, including those with haemophilia, caregivers and healthcare professionals, in 12 countries. This study, called HERO for Haemophilia Experiences, Results and Opportunities, is inspired by our decade of experience with psychosocial studies in diabetes.

The initial findings, reported at the meeting of the International Society of Thrombosis and Haemostasis in Kyoto, Japan, in July 2011, underline the importance of psychosocial issues in haemophilia, which include family tensions, problems of integration at school, fear of stigmatisation, and concerns about integration at work, forming relationships and starting a family.

When the study is finalised in 2012, it will be the largest international study into the social and psychological aspects of life with haemophilia. More information about HERO is available at changingpossibilities.com.

We collaborate with patient and medical organisations around the world to drive knowledge about haemophilia and offer training to the medical community to improve access to diagnosis and care for people with haemophilia globally. Through the Novo Nordisk Haemophilia Access to Insight programme we offer support to encourage doctors and scientists to enhance their understanding of haemophilia and share best practices to improve care. We also sponsor an accredited training programme, the Haemophilia Academy, as well as scientific sessions at major congresses.

Because haemophilia and other bleeding disorders are relatively rare, support for people with bleeding disorders and the communities that support them is critical. To help people with inhibitors meet others like them to share information, Novo Nordisk has set up a Facebook page for the approximately 800 people with inhibitors in the US. Through the changingpossibilities-US.com website, we also help caregivers and teenagers connect with others like themselves to share experiences.

This year, we launched the Best Buddy award programme in the UK at an event at the Houses of Parliament in collaboration with the UK Haemophilia Society. The programme raises awareness of haemophilia and rare bleeding disorders and recognises the vital support provided by the families, carers, friends and teachers of children with these conditions.

Novo Nordisk was an official sponsor of World Haemophilia Day, 17 April, in 2011. The designated day promoted awareness and understanding of haemophilia. Novo Nordisk sponsored activities in more than 20 countries, reaching thousands of people. Novo Nordisk is also a sponsor of the World Federation of Hemophilia’s 50th birthday celebrations, which begin in 2012.

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Expanding access to care

We partner with physicians, policymakers and the wider haemophilia community to secure optimal care for people affected by haemophilia globally.

To give surgical teams an understanding of options for managing necessary surgical procedures for people with haemophilia, we launched an ongoing training programme in 2009. People with haemophilia may suffer joint damage from repeated bleeds. Joint replacement may end chronic pain, but there are special challenges in performing surgery on people with haemophilia with inhibitors. Four-day training programmes are being held at haemophilia centres worldwide, with each session accommodating up to four surgical teams.

We partner with the haemophilia community to deliver access to care and empower patients.

Our commitment to the global haemophilia community includes efforts to close the gap in care between developed and developing countries. We established the non-profit Novo Nordisk Haemophilia Foundation (NNHF) in 2005 to address the significant need to improve access to care and treatment in developing countries. An estimated 75% of the global population of people with haemophilia and other rare bleeding disorders live in the developing world, and many go undiagnosed or receive inadequate care and treatment. Without adequate care, quality of life and life expectancy are often significantly reduced.

Our donations to the NNHF, totalling 90 million Danish kroner from 2005 to 2011, support projects and fellowships in 33 developing and emerging countries. NNHF programmes improve access to care by focusing on capacity building, awareness creation and diagnosis and registries. By working with partners across all areas of the haemophilia and allied bleeding disorder community with local ownership of projects, the NNHF aims to ensure the sustainability of development programmes. See nnhf.org for more information.

Other therapy areas

As a focused healthcare company, we consider our core strengths in protein engineering and chronic disease treatment when determining which therapy areas to enter. We also assess the potential for global market leadership.

Growth hormone therapy

Through our 40-year commitment to growth hormone therapy and our expertise in protein molecules, we have become one of the world’s leading producers of human growth hormone. Growth hormone deficiency is due to a defect in the pituitary gland at the base of the brain. If the pituitary gland does not produce enough growth hormone, growth is slower than normal. Children need growth hormone to grow to normal height. In adults, growth hormone is needed to maintain the proper amounts of body fat, muscle and bone to reduce metabolic complications and maintain a good quality of life.

Norditropin® is the only liquid growth hormone product with a formulation that does not require refrigeration after first use and is available in a prefilled, ready-to-use device.1 Although Norditropin® is a man-made form of growth hormone, it is identical to growth hormone produced by the body. Norditropin® is approved for the treatment of certain growth hormone deficiencies in children and adults. In some markets, it is approved to help children of short stature as a result of Noonan syndrome or Turner syndrome grow taller. Research shows that children of short stature may be more likely to experience difficulty at school, while adults with growth hormone deficiency may have below-average health-related quality of life.

Our commitment to growth hormone therapy includes development of a long-acting formulation, which is currently in phase 1 clinical trials. One example of our ongoing efforts to build upon scientific research to improve patient care is the NordiNet® International Outcome Study, an electronic patient data registry intended for endocrinologists. We also engage in activities to raise awareness of the need for diagnosis and treatment of growth hormone disorders among general health practitioners.

We have drawn on our technological expertise in injection devices to improve growth hormone delivery systems and products. In 2011, we launched a new prefilled device, Norditropin® FlexPro®, in Australia. Norditropin® FlexPro® was first launched in 2010 in Europe, Japan and the US. Its features include an easy-touch dose button and an audible click, which lets the user know when the full dose has been delivered. The pen is also shorter, with the intention to make it easier to hold and handle for both children and adults.

Hormone replacement therapy

Our market-leading hormone therapy products Vagifem® and Activelle® (Activella® in the US) build on our 35 years of experience with hormone treatment for menopausal symptoms. Vagifem® 10 µg, the lowest effective dose available for the local treatment of vaginal atrophy, was launched in Spain, Finland and Norway during 2011.

Our long-standing position is that hormone replacement therapy for women should be prescribed at the lowest effective dose and for a time period consistent with treatment goals and assessed risks.

1.	Only the 5 µg and 10 µg sizes are room temperature-stable. All Norditropin® products must be refrigerated prior to first use. Do not freeze. After initial use, FlexPro® 5 mg/1.5 ml and 10 mg/1.5 ml delivery pens can either be stored outside the refrigerator (at up to 25°C or 77°F) for use within three weeks, or in the refrigerator (between 36°F and 46°F) for use within four weeks. The FlexPro® 15 mg/1.5 ml and NordiFlex® 30 mg/3 ml delivery pens must always be refrigerated (between 36°F and 46°F) – both prior to and after the initial injection – for use within four weeks.

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NANCY SHAMMOUT

For Nancy, a diabetes product specialist in Amman, Jordan, working for Novo Nordisk means being a part of improving life for people with diabetes. She works with healthcare providers and patients in Jordan to improve awareness of modern insulins and how they can improve glucose control.

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Corporate governance

Novo Nordisk seeks to create sustainable value and our corporate governance framework is designed to support this. While our corporate governance framework complies with applicable laws and requirements, it is designed specifically for Novo Nordisk.

Framework

The Novo Nordisk Way forms the foundation of our internal values-based framework, with values that are consistent with the principles of good governance. Our corporate governance framework aligns with internal principles as well as external regulations and codes. This includes compliance with applicable securities laws and corporate governance standards in Denmark and the US, including the Danish Corporate Governance Recommendations.

The values of the Novo Nordisk Way reflect the shared values of the Novo Group, of which Novo Nordisk is a member. The holding company of the Novo Group is Novo A/S, a Danish limited liability company wholly owned by the Novo Nordisk Foundation, a commercial foundation. See novonordiskfonden.dk.

Our corporate governance framework supports sustainable value creation.

Novo Nordisk adheres to the Charter for Companies in the Novo Group, which is available online at novo.dk. However, all strategic and operational matters are solely decided by the Board and Management of Novo Nordisk.

Governance structure

Our company holds itself accountable to shareholders for its performance. We seek to enhance the accuracy, completeness and reliability of the information provided in annual reporting through internal controls, assurance and independent audits. Reporting helps shareholders assess the actions of the Board and Management.

Shareholders
Novo Nordisk’s share capital is divided into A shares and B shares. All A shares are held by Novo A/S, which also holds B shares, as reported on p 53. The B shares are traded on NASDAQ OMX Copenhagen and in the form of ADRs on the New York Stock Exchange. Each A share (nominal value 1 Danish krone) carries 1,000 votes and each B share (nominal value 1 Danish krone) carries 100 votes. Special rights attached to A shares include pre-emptive subscription rights in the event of an increase of the A share capital and pre-emptive purchase rights in the event of a sale of A shares and priority dividend if the dividend is below 0.5%, while B shares take priority for dividends between 0.5% and 5% and for winding-up proceedings.

Shareholders have ultimate authority over the company and exercise their right to make decisions at general meetings in person, by proxy or by correspondence. Resolutions can generally be passed by a simple majority. However, resolutions to amend the Articles of Association require two-thirds of votes cast and capital represented, unless other adoption requirements are imposed by the Danish Companies Act. We are not aware of the existence of any agreements with or between shareholders on the exercise of votes or control.

At the annual general meeting, shareholders approve the annual report and any amendments to the company’s Articles of Association. Shareholders also elect board members and the independent auditor.

The Board has decided that general meetings should be conducted by physical attendance. Shareholders may, however, vote by proxy or correspondence, either electronically or by mail. The meeting is webcast and can be viewed online at novonordisk.com.

General meetings must be called with three to five weeks’ notice. The meeting agenda is sent out with a combined proxy and voting form, allowing shareholders to vote on each agenda item separately. A shareholder’s right to attend and vote at a general meeting is determined by shares owned as of the record date, which is one week prior to the general meeting. All shareholders may, no later than six weeks prior to the general meeting, request that proposals for resolution be included on the agenda. The deadline for applying for an admission card to a general meeting is no later than three days prior to the general meeting. All documents relating to general meetings are published on Novo Nordisk’s website at least three weeks prior to the event.

Board of Directors
The company has a two-tier board structure consisting of the Board of Directors and Executive Management. The two bodies are separate and no one serves as a member of both. On behalf of shareholders, the Board determines the company’s overall strategy and actively contributes to developing the company as a focused, sustainable, global pharmaceutical company. The Board supervises Executive Management in its decisions and operations. It may also issue new shares or buy back shares in accordance with authorisations granted by the general meeting and recorded in the meeting minutes. For minutes from the general meeting, see novonordisk.com/about_us.

The Board has 12 members, eight of whom are elected by shareholders at general meetings and four by employees in Denmark. Shareholder-elected board members serve a one-year term and may be re-elected. Members must retire at the first general meeting after reaching the age of 70. The majority of the shareholder-elected board members, five out of eight, are independent as defined by the Danish Corporate Governance Recommendations. See p 50.

A proposal for nomination of board members is presented by the Chairmanship to the Board, taking into account required competences as defined by the Board’s competence profile, and reflecting the result of a self-assessment process facilitated in some years by external consultants. The assessment process is based on written questionnaires and evaluates the Board’s composition and the skills of its members, including whether each board member and executive participates actively in board discussions and contributes with independent judgement.

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The self-assessment and the Board’s competence profile are used in the nomination process. The competence profile was significantly revised in 2011 to include special competences relating to the chairmanship, aspirations regarding Board diversity and a 12-year guiding principle on Board tenure.

To ensure that discussions include multiple perspectives representing the complex, global pharmaceutical environment, the Board aspires to be diverse in gender and nationality. Currently, about 40% of the Board is either female or a citizen of a country other than Novo Nordisk’s home market. Half of the shareholder-elected board members are non-Danes. While the Board is 8% female, no shareholder-elected board members are female.

The self-assessment conducted in 2011 resulted in enhancements in the succession process and preparedness as well as improvements to nomination criteria for new board members. In order to support continued fulfilment of the Novo Nordisk Way, criteria for board members include integrity, accountability, financial literacy and desire for innovation. Members are also expected to have experience managing major companies that develop, manufacture and market products and services globally. The competence profile, which includes nomination criteria, is available online at novonordisk.com/about_us.

Under Danish law, Novo Nordisk’s employees in Denmark are entitled to be represented by half of the total number of board members elected at the general meeting. In 2010, employees elected four board members from among themselves. Board members elected by employees serve a four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

The Board met seven times during 2011. Four meetings were attended by all board members; three of the members were excused from attending one meeting each during the year. With the exception of agenda items reserved for the Board’s internal discussion at each meeting, executives attend and may speak, without voting rights, at board meetings to ensure that the Board is adequately informed of the company’s operations. Executives provide regular feedback from meetings with investors to give board members an insight into major shareholders’ views of the company.

Chairmanship
The annual general meeting directly elects the chairman and the vice chairman. In 2011, the Chairmanship held seven meetings and both members attended all meetings.

The Chairmanship carries out administrative tasks such as planning board meetings to ensure a balance between overall strategy setting and financial and managerial supervision of the company. It also reviews the fixed asset investment portfolio. Other tasks include recommending the remuneration of directors and executives, and suggesting candidates for election by the general meeting.

In practice, the Chairmanship has the roles and responsibilities of a nomination committee and a remuneration committee, and presents proposals to the Board. The Board has not established separate committees, believing that each board member must have the opportunity to contribute actively to discussions and have access to all relevant information about remuneration and nomination.

In March 2011, the annual general meeting elected Sten Scheibye as chairman and Göran A Ando as vice chairman. See novonordisk. com/about_us for a detailed report on the Chairmanship’s activities.

Ad hoc nomination team
To enhance focus on the succession preparedness of the Board and of Executive Management, an ad hoc nomination team, consisting of the Chairmanship plus Jørgen Wedel and Henrik Gürtler, was established to prepare the Board's discussions regarding nomination of board members and succession in Executive Management. This team served throughout 2011 but is not intended to be a permanent committee of the Board.

Audit Committee
The three members of the Audit Committee are elected by the Board from among its members. All members qualify as independent and have been designated as financial experts as defined by the US Securities and Exchange Commission (SEC). Under Danish law, all members qualify as financial experts and two of the members also qualify as independent. In 2011, the Audit Committee held four meetings, attended by all members.

The Audit Committee assists the Board of Directors with oversight of the external auditors, the internal audit function, complaints regarding fraud or violations of ethics, values or quality controls, the financial and non-financial reporting process and post-investment reviews. The Audit Committee conducts a self-assessment annually, evaluating whether each member participates actively in discussions and contributes with independent judgement. In March 2011, the Board re-elected Kurt Anker Nielsen as chairman and re-elected Jørgen Wedel and Hannu Ryöppönen as members of the Audit Committee. See novonordisk.com/about_us for a detailed report on the Audit Committee’s activities.

Possible business ethics misconduct may be raised through the global compliance hotline.

Concerns regarding possible breaches of business ethics or financial fraud, violations of the Novo Nordisk Way or quality lapses may be raised anonymously by employees and other stakeholders through the global compliance hotline. Complaints made through the compliance hotline are received by the Audit Committee Secretariat. Complaint handling is monitored by the Chairmanship or the Audit Committee, depending on the nature of the complaint. As such the hotline works independently of Executive Management. The compliance hotline is accessible by telephone and online in nine languages.

Novo Nordisk’s risk management and internal controls in relation to financial processes are designed to effectively control the risk of material misstatements. A detailed description of the internal controls and risk management system implemented in relation to financial reporting processes is available at novonordisk.com/ about_us. Novo Nordisk is in compliance with US Sarbanes–Oxley Act section 404, which requires Novo Nordisk to design and implement an adequate system of internal controls over financial reporting processes to ensure that there are no material mis-statements in the financial reporting. The company’s conclusion and the auditor’s evaluation of the internal controls over financial

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reporting are included in its Form 20-F filing to the US Securities and Exchange Commission.

Executive Management
The Board has delegated responsibility for day-to-day management to Executive Management. Executive Management consists of the president and chief executive officer plus four other executives. They are responsible for organisation of the company as well as allocation of resources, determination and implementation of strategies and policies, direction-setting and ensuring timely reporting and provision of information to the Board and the stakeholders of Novo Nordisk. Executive Management meets at least once a month and often more frequently. The Board appoints members of Executive Management and determines remuneration. The Chairmanship reviews the performance of the executives.

Assurance

External audit
The company’s financial reporting and the internal controls over financial reporting processes are audited by an external auditor elected at the annual general meeting. The auditor acts in the interest of shareholders and reports any significant findings regarding accounting matters and any significant internal control deficiencies to the Audit Committee and to the Board. As part of the company’s commitment to financial, social and environmental responsibility, Novo Nordisk voluntarily includes an assurance report for non-financial reporting in its annual report. The assurance provider reviews whether the non-financial performance information covers aspects deemed to be material and verifies the internal control processes of the information reported.

Internal audit
The company’s internal audit function, Group Internal Audit, reports to the Audit Committee. The internal audit function provides independent and objective assurance primarily within internal control of financial processes and business ethics.

To ensure that the internal financial audit function works independently of Management, its charter, audit plan and budget are approved by the Audit Committee. The Audit Committee must approve the appointment, remuneration and dismissal of the head of the internal audit function.

Three other types of internal audit – quality audits, organisational audits and values audits, called facilitations – help ensure that the organisation adheres to high quality standards and operates in accordance with the Novo Nordisk Way. For information on facilitations see pp 10 and 17.

Corporate governance codes and practices

The applicable corporate governance codes for each stock exchange and a review of Novo Nordisk's compliance are available at novonordisk.com/about_us. In accordance with Section 107b of the Danish Financial Statements Act, Novo Nordisk has disclosed the mandatory corporate governance report at novonordisk.com/about_us/corporate_governance/ compliance.asp.

Novo Nordisk follows the majority of the Danish Corporate Governance Recommendations, but does not conform in the following ways:

•	The Board does not have a remuneration committee.

•	The Board does not have a nomination committee (as defined by the Danish Corporate Governance Recommendations).

•	Existing executive employment contracts allow for severance payments of more than 24 months' fixed base salary plus pension contribution.

Explanations of deviations from these recommendations are given on pp 42 and 47.

As a foreign listed private issuer, Novo Nordisk is in compliance with the corporate governance standards of the New York Stock Exchange, where Novo Nordisk's ADRs are listed.

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Remuneration report

In keeping with our aim to attract, retain and motivate talented individuals, remuneration at Novo Nordisk is designed to be competitive. For executives and employees, remuneration rewards short- and long-term performance and is aligned with the interest of the shareholders.

Novo Nordisk’s remuneration principles provide guidance for remuneration of the Board and Executive Management. The principles are online at novonordisk.com/about_us.

Remuneration is assessed on an annual basis against a benchmark of Scandinavian companies and European pharmaceutical companies that are similar to Novo Nordisk in size and complexity in accordance with the remuneration principles for the Board of Directors and Executive Management. The results of the annual remuneration bench marking for board members are presented to the Board by the chairman at its October meeting. At the 2012 annual general meeting a proposal will be made to align the remuneration benchmarks for the Board and Executive Management.

Board of Directors’ remuneration

The remuneration of the Board of Directors is comprised of a fixed base fee, a multiplier of the fixed base fee for the Chairmanship and members of the Audit Committee, fees for ad hoc tasks and a travel allowance.

At the December meeting, the Board agrees on recommendations for remuneration levels for the next financial year. In connection with the approval of the annual report, the Board endorses the actual remuneration for the past financial year and the recommendation on remuneration levels for the current financial year. This is then presented to the annual general meeting for approval.

Based on the benchmark assessment in October 2010, the Board determined that, in order to continue to attract and retain talented board members, it would be appropriate to make an adjustment to the annual fixed base fee paid to each board member. As a consequence, the Board proposed to the 2011 annual general meeting an adjustment of the fixed base fee to 500,000 Danish kroner, and this was approved.

The benchmark assessment also led the Board to propose to the annual general meeting that the chairman receive 3.0 times the base fee and the vice chairman and the audit committee chairman receive 2.0 times the base fee. The proposal for other members of the audit committee was 1.5 times the base fee. These proposals were approved by the 2011 annual general meeting.

Travel and other expenses
All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance is 3,000 euros for Europe-based board members and 6,000 euros for US- and Asia-based board members. Expenses such as travel and accommodation in relation to board meetings as well as relevant continuing education are reimbursed. Novo Nordisk also pays social security taxes imposed by foreign authorities and bank transfer fees.

Variable remuneration
Board members are not offered stock options, warrants, restricted stock or participation in other incentive schemes.

Board of Directors
In 2011, the base fee for members of the Board of Directors was DKK 500,000 (DKK 400,000 in 2010).

		2011[1]				2010

DKK million	Fixed base fee	Fee for ad hoc tasks and committee work[2]	Travel allowance	Total	Fixed base fee	Fee for ad hoc tasks and committee work[2]	Travel allowance	Total

Sten Scheibye (chairman of the Board)	1.5	–	–	1.5	1.0	–	–	1.0
Göran A Ando (vice chairman of the Board)	1.0	0.1	0.1	1.2	0.6	0.3	0.1	1.0
Kurt Anker Nielsen (chairman of the Audit Committee)	0.5	0.5	–	1.0	0.4	0.5	–	0.9
Hannu Ryöppönen (Audit Committee member)	0.5	0.3	0.1	0.9	0.4	0.2	0.1	0.7
Jørgen Wedel (Audit Committee member)	0.5	0.3	0.3	1.1	0.4	0.2	0.1	0.7
Bruno Angelici[3]	0.4	–	0.1	0.5	–	–	–	–
Henrik Gürtler	0.5	–	–	0.5	0.4	–	–	0.4
Johnny Henriksen[4]	–	–	–	–	0.1	–	–	0.1
Ulrik Hjulmand-Lassen	0.5	–	–	0.5	0.3	–	–	0.3
Pamela J Kirby[4]	0.1	–	–	0.1	0.4	–	0.1	0.5
Thomas Paul Koestler[3]	0.4	–	0.2	0.6	–	–	–	–
Anne Marie Kverneland	0.5	–	–	0.5	0.4	–	–	0.4
Søren Thuesen Pedersen	0.5	–	–	0.5	0.4	–	–	0.4
Stig Strøbæk	0.5	–	–	0.5	0.4	–	–	0.4

Total	7.4	1.2	0.8	9.4	5.2	1.2	0.4	6.8

1.	2011 amounts reflect changes in base payment, multiples and travel allowance approved at the 2011 general meeting.These changes were proposed based on benchmark assessments and the need to continue to attract and retain talented board members.
2.	Ad hoc fees are for the research and development facilitator, a position that was abolished for 2011. Göran A Ando received 0.3 million Danish kroner in 2010.
3.	First elected at the annual general meeting in March 2011.
4.	Johnny Henriksen resigned as of March 2010. Pamela J Kirby resigned as of March 2011.

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Executive remuneration

Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

Remuneration packages for executives comprise a fixed base salary, a cash-based incentive, a share-based incentive, a pension contribution and other benefits. The split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while promoting sound long-term business decisions to achieve the company’s objectives. The aggregate maximum amount that may be granted as an incentive for a given year is currently equal to 14 months’ fixed base salary plus pension contribution. All incentives are subject to claw-back if it is subsequently determined that payment was based on information that was manifestly misstated.

Fixed base salary
The fixed base salary accounts for 35–55% of the total value of the remuneration package. The base salary is intended to attract and retain executives with the professional and personal competences required to drive the company’s performance.

Cash-based incentive
The cash-based incentive is designed to incentivise individual performance and short-term achievements in line with company targets, and may result in an annual payout of up to four months’ fixed base salary plus pension contribution for reaching individualised targets. In cases of extraordinary individual performance, the maximum annual payout may be up to six months’ fixed base salary plus pension contribution. For 2011, this maximum has been capped at five months’ fixed base salary plus pension contribution. The individualised performance targets are linked to goals in the company’s Balanced Scorecard. Short-term targets for the chief executive officer are fixed by the chairman of the Board of Directors, while the targets for the other members of Executive Management are fixed by the chief executive officer.

The Chairmanship of the Board evaluates the degree of achievement for each member of Executive Management based on input from the chief executive officer.

Share-based incentives
The long-term, share-based incentive programme, designed to promote the collective performance of Executive Management and align the interests of executives and shareholders, may result in an annual allocation of up to eight months’ fixed base salary plus pension contribution. Share-based incentives are linked to both financial and non-financial targets. The programme is based on a calculation of shareholder value creation compared with planned performance and may, subject to the Board’s assessment, be reduced to reflect underperformance in meeting significant research and development or sustainability targets.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital-based return requirement on average net operating assets. A proportion of the calculated shareholder value creation is allocated to a joint pool for the participants, who include Executive Management and senior vice presidents.

The allocation to the joint pool can also be adjusted by the Board to reflect achievement of development milestones in the research and development pipeline and sustainability targets, which include long-term environmental targets, employee training objectives and company reputation objectives.

Once the joint pool has been approved by the Board, the total cash amount is converted into Novo Nordisk B shares at market

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Executive Management and other members of the Senior Management Board

DKK million	Fixed base salary	Cash-based incentive	Pension	Other benefits	Share-based incentive	Total remuneration

2011 Executive Management:
Lars Rebien Sørensen	7.3	3.1	2.7	0.3	–	13.4
Jesper Brandgaard	4.5	1.5	1.5	0.3	–	7.8
Lise Kingo	4.1	1.4	1.3	0.3	–	7.1
Kåre Schultz	4.9	1.7	1.7	0.3	–	8.6
Mads Krogsgaard Thomsen	4.5	1.9	1.5	0.3	–	8.2

Executive Management in total	25.3	9.6	8.7	1.5	–	45.1

Other members of the Senior Management Board in total[1]	70.8	26.3	22.4	10.8	–	130.3

Joint pool[2]					56.9	56.9

2010 Executive Management:
Lars Rebien Sørensen	6.6	2.2	2.2	0.3	–	11.3
Jesper Brandgaard	4.3	1.4	1.4	0.3	–	7.4
Lise Kingo	3.9	1.3	1.3	0.3	–	6.8
Kåre Schultz	4.7	1.6	1.7	0.3	–	8.3
Mads Krogsgaard Thomsen	4.3	1.4	1.4	0.3	–	7.4

Executive Management in total	23.8	7.9	8.0	1.5	–	41.2

Other members of the Senior Management Board in total[1]	62.5	23.8	20.9	10.3	–	117.5

Joint pool[2]					64.3	64.3

1.	The total remuneration for 2011 includes remuneration to 26 (24 in 2010) senior vice presidents, one (three in 2010) of whom retired or left the company. The 2011 remuneration for one retiring, senior vice president (three in 2010) is included in the table above, whereas a settlement of 5 million Danish kroner (25 million Danish kroner in 2010) is not included.
2.	The joint pool is locked up for three years before it is transferred to the participants employed at the end of the three-year period. The value is the cash amount of the share bonus granted in the year using the grant-date market value of Novo Nordisk B shares. Based on the split of participants at the time of establishment of the joint pool, approximately 30% of the pool will be allocated to the members of Executive Management and 70% to other members of the Senior Management Board (2010: 30% and 70% respectively). In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.

Management’s long-term incentive programme

The shares allocated to the joint pool for 2008 (166,302 shares) were released to the individual participants subsequent to the approval of the Annual Report 2011 by the Board of Directors and the announcement on 2 February 2012 of 2011 full year financial results. Based on the share price at the end of 2011, the value of the released shares is as follows:

Value as at 31 December 2011 of shares released 2 February 2012	Number of shares	Market value[1] (DKK million)

Executive Management:
Lars Rebien Sørensen	15,578	10.2
Jesper Brandgaard	10,381	6.9
Lise Kingo	10,381	6.9
Kåre Schultz	10,381	6.9
Mads Krogsgaard Thomsen	10,381	6.9

Executive Management in total	57,102	37.8

Other members of the Senior Management Board in total[2]	98,820	65.2

1.	The market value of the shares released in 2011 is based on the Novo Nordisk B share price of 660 Danish kroner at the end of 2011.
2.	In addition, 10,380 shares (market value: 6.9 million Danish kroner) were released to retired members of Management.

Lars Rebien Sørensen serves as a member of the Board of Directors of Danmarks Nationalbank, from which he received remuneration of 21,841 Danish kroner in 2011 (compared with 20,000 kroner in 2010), as a member of the Board of Directors of DONG Energy A/S, from which he received remuneration of 175,000 kroner in 2011 (compared with 175,000 kroner in 2010) and as a member of the Supervisory Board of Bertelsmann AG, from which he received remuneration of 85,000 euros in 2011 (compared with 50,000 euros in 2010). As of 12 July 2011, Mr Sørensen has also served as a member of the Board of Directors of Thermo Fisher Scientific Inc, but has not received any remuneration. Jesper Brandgaard serves as chairman of the Board of Directors of SimCorp A/S, from which he received remuneration of 753,455 kroner in 2011 (compared with 794,425 kroner in 2010). Kåre Schultz serves as a member of the Board of Directors of LEGO A/S, from which he received remuneration of 300,000 kroner in 2011 (compared with 300,000 kroner in 2010). Kåre Schultz also serves as chairman of the Board of Directors of Royal Unibrew A/S, from which he received remuneration of 625,000 kroner in 2011 (compared with 156,250 kroner in 2010). Mads Krogsgaard Thomsen serves as a member of the Board of Directors of Cellartis AB, from which he received remuneration of 50,000 Swedish kroner in 2011 (50,000 kroner in 2010).

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price, which is calculated as the average trading price on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the prior year. The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer has three units, executive vice presidents have two units each and senior vice presidents have one unit each.

The shares in a joint pool in any given year are locked up for three years before they are transferred to participants. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants. In the lock-up period, the Board may remove shares from the joint pool in the event of lower-than-planned value creation. The value of the joint pool will change during the lock-up period depending on the development in the share price, aligning the interests of participants with those of shareholders.

Pension
The pension contribution is 25–30% of the fixed base salary including bonus. Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Remuneration rewards short- and long-term performance.

Other benefits
Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice. Executives receive non-monetary benefits such as company cars and phones. Such benefits are approved by the Board by delegation of powers to the Chairmanship. In addition, executives may participate in employee benefit programmes such as employee share purchase programmes.

Severance payment
Novo Nordisk may terminate employment by giving executives 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice. In addition to the notice period, executives are entitled to a severance payment. Existing employment contracts allow severance payments of up to 36 months’ fixed base salary plus pension contributions in the event of a merger, acquisition or takeover of Novo Nordisk. If an executive is terminated by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an executive, taking into account previous employment history.

In no event will the severance payment be less than 12 months’ or more than 36 months’ fixed base salary plus pension contribution. For new employment contracts, the severance payment will be no more than 24 months’ fixed base salary plus pension contribution, which will bring Novo Nordisk into alignment with the Danish Corporate Governance Recommendations in the long term.

Organisation

On a global basis, compensation packages for employees are guided by five broad principles:

•	A total rewards approach In addition to a fixed base salary, incentives and benefits, non-financial remuneration such as continuing education,

career progression and working environment are important elements of the ‘total rewards’ package.

•	Market-linked
Salaries, incentives and benefits are positioned and maintained at the level required to be competitive in local markets, generally between the local market median and upper quartile. Novo Nordisk also provides adequate life insurance, healthcare and pension provisions irrespective of local competitive practice.

•	Performance-linked There is a transparent, direct link between employee performance and remuneration. Variable pay is used to reward performance, with base pay increases reflecting market conditions.

•	Transparency Clear communication of remuneration programmes is a priority, and all costs associated with compensation practices are known and publicly disclosed.

•	Flexibility
Subject to corporate governance or legal requirements, flexibility is encouraged. Flexible solutions must be cost neutral to Novo Nordisk, and adequate levels of insurance must be maintained.

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Governance, remuneration and leadership

Board of Directors

Sten Scheibye Formerly President and CEO of Coloplast A/S, Denmark (retired). Member of the Board of Novo Nordisk A/S in 2003, vice chairman in 2004 and chairman since 2006.

Management duties: Trade Council of Denmark (chair), the Danish Industry Foundation (chair), the Denmark-America Foundation (chair), the Board of Governors of the Technical University of Denmark (chair), the Danish Fulbright Commission (vice chair), member of the board of Gambro AB, Sweden, Rambøll Gruppen A/S, Dades A/S, RM Rich. Müller A/S, the Rich. Müller Foundation, the Aase and Ejnar Danielsen Foundation and the Knud Højgaards Foundation.

Special competences: Knowledge of the healthcare industry, particularly in relation to patients requiring chronic care, and managerial skills relating to international organisations.

Education: BComm (1983) from Copenhagen Business School, Denmark, PhD in Organic Chemistry (1981) and MSc in Chemistry and Physics (1978), both from the University of Aarhus, Denmark.

Göran A Ando Formerly CEO of Celltech Group plc, UK (retired). Member of the Board of Novo Nordisk A/S in 2005 and vice chairman since 2006.

Management duties: Symphogen A/S, Denmark (chair), S*Bio Pte Ltd, Singapore (vice chair), member of the board of Novo A/S, Denmark, EDBI Pte Ltd, Singapore, EUSA Pharma, UK, Chroma Therapeutics, UK, and Molecular Partners AG, Switzerland. Scientific Advisory Board, Southwest Michigan First, US (chair), Scientific Advisory Board of Bausch & Lomb, US, and senior adviser to Essex Woodlands Health Ventures Ltd., UK.

Special competences: Medical qualifications and extensive executive background within the international pharmaceutical industry.

Education: Specialism in general medicine (1978) and degree in medicine (1973), both from Linköping Medical University, Sweden.

Bruno Angelici Formerly executive vice president of AstraZeneca (retired). Member of the Board of Novo Nordisk A/S since 2011.

Management duties: Member of the board of Smiths Group plc, UK, and Wolters Kluwer, NL, member of the Global Advisory Board at Takeda Pharmaceutical Company Limited, Japan.

Special competences: Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and in-depth knowledge of strategy, sales, marketing and governance of major companies.

Education: AMP (1993) from Harvard Business School and MBA (1978) from Kellogg School of Management at Northwestern University, both in the US. Law degree (1973) from Reims University and BA in Business Administration (1971) from École Supérieure de Commerce de Reims, both in France.

Henrik Gürtler
President and CEO of Novo A/S, Denmark, since 2000. Formerly member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs. Member of the Board of Novo Nordisk A/S since 2005.

Management duties: Novozymes A/S (chair), Copenhagen Airports A/S (chair) and COWI Holding A/S (chair), all in Denmark.

Special competences: Knowledge of the Novo Group’s business and its policies, and knowledge of the international biotech industry.

Education: MSc in Chemical Engineering (1976) from the Technical University of Denmark.

Ulrik Hjulmand-Lassen Senior IT Quality Advisor in IT Governance. Member of the Board of Novo Nordisk A/S since 2010.

Education: CISM (2011). Trained as an MCSA/IT Security (2009) and as an ISO 9001 lead auditor (2006). BSc (1985) from the Technical University of Denmark/DIA-E.

Thomas Paul Koestler Executive with Vatera Holdings LLC, US. Member of the Board of Novo Nordisk A/S since 2011.

Management duties: Member of the board of Momenta Pharmaceuticals Inc., US.

Special competences: Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. Additional knowledge of the US market.

Education: PhD in Medicine & Pathology (1982) from the Roswell Park Memorial Institute and BSc in Biology (1975) from Daemen College, both in the US.

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Governance, remuneration and leadership

Anne Marie Kverneland Laboratory technician, currently working as a full-time shop steward. Member of the Board of Novo Nordisk A/S since 2000.

Education: Degree in medical laboratory technology (1980) from the Copenhagen University Hospital, Denmark.

Kurt Anker Nielsen
Formerly CFO and deputy CEO of Novo Nordisk A/S. CEO of Novo A/S, Denmark, from 2000 to 2003 (retired). Member of the Board of Novo Nordisk A/S since 2000. Chairman of the Audit Committee of Novo Nordisk A/S since 2004.

Management duties: Dalhoff Larsen & Horneman A/S (chair), Reliance A/S (chair), Collstrup’s Mindelegat (chair), Novozymes A/S (vice chair), and member of the board of the Novo Nordisk Foundation, Veloxis Pharmaceuticals A/S and Vestas Wind Systems A/S, all in Denmark. Chairman of the audit committees of Novozymes A/S, Veloxis Pharmaceuticals A/S and Vestas Wind Systems A/S, all in Denmark.

Special competences: In-depth knowledge of Novo Nordisk A/S and its businesses, working knowledge of the global pharmaceutical industry and experience in working with accounting, financial and capital market issues.

Education: MSc in Commerce and Business Administration (1972) from Copenhagen Business School, Denmark.

Søren Thuesen Pedersen Currently working as an external affairs director in Quality Intelligence. Member of the Board of Novo Nordisk A/S since 2006.

Management duties: Member of the board of the Novo Nordisk Foundation since 2002. Education: BSc in Chemical Engineering (1988) from the Engineering Academy of Denmark.

Hannu Ryöppönen Formerly CFO and deputy CEO of Stora Enso Oyj, Finland (retired). Member of the Board of Novo Nordisk A/S since 2009. Member of the Audit Committee of Novo Nordisk A/S since 2009.

Management duties: Private equity funds Altor 2003 GP Limited (chair), Altor Fund II GP Limited (chair) and Altor III GP Limited (chair), all in Jersey, Rautaruukki Oyj (vice chair), member of the board of Tiimari Oyj, Neste Oil Oyj and Amer Sports Oyj, all in Finland, Korsnäs AB, Sweden, and the private equity fund

Value Creation Investments Limited, Jersey. Chairman of the audit committees of Amer Sports Oyj and Rautaruukki Oyj and member of the audit committee of Neste Oil Oyj, all in Finland.

Special competences: International executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financial and capital markets issues, but also experience in private equity and Mergers & Acquisitions (M&A).

Education: BA in Business Administration (1976) from Hanken School of Economics, Helsinki, Finland.

Stig Strøbæk Electrician, currently working as a full-time shop steward. Member of the Board of Novo Nordisk A/S since 1998.

Management duties: Member of the board of the Novo Nordisk Foundation since 1998.

Education: Diploma as an electrician. Diploma in further training for board members (2003) from the Danish Employees’ Capital Pension Fund (LD).

Jørgen Wedel Formerly executive vice president of the Gillette Company, US (retired). Member of the Board of Novo Nordisk A/S since 2000. Member of the Audit Committee of Novo Nordisk A/S since 2005.

Special competences:
Background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry, as well as particular insight into the US market. In addition, competences in relation to auditing and accounting.

Education: MBA (1974) from the University of Wisconsin in the US and MSc in Commerce and Business Administration (1972) from Copenhagen Business School, Denmark, majoring in accounting and financing.

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Governance, remuneration and leadership

Name (male/female)	First elected	Term	Nationality	Date of birth	Independence[1]
Sten Scheibye (m)	2003	2012	Danish	3 Oct 1951	Independent
Göran A Ando (m)	2005	2012	Swedish	6 Mar 1949	Not independent[2]
Bruno Angelici (m)	2011	2012	French	20 Apr 1947	Independent
Henrik Gürtler (m)	2005	2012	Danish	11 Aug 1953	Not independent[2]
Ulrik Hjulmand-Lassen[3] (m)	2010	2014	Danish	28 Apr 1962	Not independent
Thomas Paul Koestler (m)	2011	2012	American	11 Jun 1951	Independent
Anne Marie Kverneland[3] (f)	2000	2014	Danish	24 Jul 1956	Not independent
Kurt Anker Nielsen (m)	2000	2012	Danish	8 Aug 1945	Not independent[2,4]
Søren Thuesen Pedersen[3] (m)	2006	2014	Danish	18 Dec 1964	Not independent
Hannu Ryöppönen (m)	2009	2012	Finnish	25 Mar 1952	Independent[4,5]
Stig Strøbæk[3] (m)	1998	2014	Danish	24 Jan 1964	Not independent
Jørgen Wedel (m)	2000	2012	Danish	10 Aug 1948	Independent[4,5]

1.	As designated by NASDAQ OMX Copenhagen in accordance with section 5.4.1 of Recommendations on Corporate Governance.
2.	Member of Management or the Board of Novo A/S or the Novo Nordisk Foundation.
3.	Elected by employees of Novo Nordisk.
4.	Mr Nielsen, Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined by the US Securities and Exchange Commission (SEC).
5.	Mr Ryöppönen and Mr Wedel qualify as independent Audit Committee members as defined under part 8 of the Danish Act on Approved Auditors and Audit Firms.

Organisational structure: Senior Management Board

1.	Employee total includes those who work for NNE Pharmaplan A/S, NNIT A/S and Steno Diabetes Center A/S. Morten Nielsen (NNE Pharmaplan) and Per Kogut (NNIT) are also members of the Senior Management Board.
2.	From 1 January 2012.

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Governance, remuneration and leadership

Executive Management

Lars Rebien Sørensen
Lars Rebien Sørensen joined Novo Nordisk’s Enzymes Marketing in 1982. Over the years, he has completed several overseas postings, including in the Middle East and the US. Mr Sørensen was appointed a member of Corporate Management in May 1994, and in December 1994 he was given special responsibility within Corporate Management for Health Care. He was appointed president and chief executive officer in November 2000.

Board positions: DONG Energy A/S and Danmarks Nationalbank, both in Denmark, Thermo Fisher Scientific Inc., US, and member of the Bertelsmann AG Supervisory Board, Germany.

Education: BSc in International Economics (1983) from Copenhagen Business School, Denmark, and MSc in Forestry (1981) from the Royal Veterinary and Agricultural University (now the Faculty of Science of the University of Copenhagen), Denmark.

Jesper Brandgaard Jesper Brandgaard joined Novo Nordisk in 1999 as senior vice president of Corporate Finance. He was appointed executive vice president and chief financial officer in November 2000.

Board positions: SimCorp A/S (chair), NNE Pharmaplan A/S (chair) and NNIT A/S (chair), all in Denmark.

Education: MBA (1995) and MSc in Economics and Auditing (1990) from Copenhagen Business School, Denmark.

Lise Kingo
Lise Kingo joined Novo Industry A/S in 1988 and worked over the years to build up the company’s Triple Bottom Line approach. In 1999, Ms Kingo was appointed senior vice president, Stakeholder Relations. In 2002, she was appointed executive vice president and chief of staffs in Novo Nordisk, assuming global responsibility for Quality, Human Resources, Business Assurance, Corporate Communications, Corporate Branding, Public Affairs and Corporate Sustainability. She is adjunct professor at the Medical Faculty, Vrije Universiteit, Amsterdam, the Netherlands.

Board position: Steno Diabetes Center A/S (chair).

Education: MSc (Hons) in Responsibility and Business Practice (2000) from the University of Bath, UK, BCom in Marketing Economics (1991) from Copenhagen Business School, Denmark, and BA in Religions and Ancient Greek Art (1986) from the University of Aarhus, Denmark.

Kåre Schultz
Kåre Schultz joined Novo Nordisk in 1989 as an economist in Health Care, Economy & Planning. In November 2000, he was appointed chief of staffs. In March 2002, he took over the position of executive vice president and chief operating officer.

Board positions: Royal Unibrew A/S (chair) and LEGO A/S, both in Denmark. Education: MSc in Economics (1987) from the University of Copenhagen, Denmark.

Mads Krogsgaard Thomsen
Mads Krogsgaard Thomsen joined Novo Nordisk in 1991.He was appointed executive vice president and chief science officer in November 2000. He sits on the editorial boards of international journals. He is a former president of the National Academy of Technical Sciences (ATV), Denmark. Since 2000 he has served as adjunct professor of pharmacology at the Royal Veterinary and Agricultural University(now the Faculty of Science of the University of Copenhagen), Denmark.

Board position: Cellartis AB, Sweden, and the University of Copenhagen, Denmark.[1]

Education: DSc (1991), PhD (1989) and DVM (1986) from the Royal Veterinary and Agricultural University (now the Faculty of Science of the University of Copenhagen), Denmark.

1. From 1 January 2012.

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Shares and capital structure

Shares and capital structure

We aim to communicate openly with shareholders about the company’s financial and operational development as well as strategies and targets. Through active dialogue, we seek to obtain fair and efficient pricing of Novo Nordisk shares.

To keep investors updated on financial and operating performance as well as the progress of clinical development programmes, Novo Nordisk hosts conference calls with Executive Management following key events and the release of financial results, which are also accessible by webcast. Executive Management and Investor Relations also travel extensively to ensure that all investors with a major holding of Novo Nordisk shares can meet with Novo Nordisk on a regular basis and that a number of smaller investors and potential investors also have access to the company’s management.

Roadshows are primarily held in major European and North American financial centres. In addition, a wide range of other investor activities are held during the year. In 2011, meetings with investor groups were held in Brazil, China, Denmark, India, Switzerland and the US. Investors and analysts are also invited to join presentations of the most recent scientific results in connection with the two major scientific diabetes conferences, the American Diabetes Association and the European Association for the Study of Diabetes.

We aim to communicate openly with shareholders about the company’s financial development.

Share price performance
Novo Nordisk’s share price increased by 4.9% from its 2010 close of 629 Danish kroner to its 31 December 2011 close of 660 kroner. This was more than the 2011 performance of the NASDAQ OMX Copenhagen 20 Index, which decreased by 14.8% in 2011. In 2010, Novo Nordisk’s share price and the NASDAQ OMX Copenhagen 20 Index increased by 89.5% and 35.6%, respectively.

In 2011, Novo Nordisk’s share price increased slightly less than the MSCI Europe Health Care Index, which increased by 10.0% measured in Danish kroner. Measured in US dollars, the price of Novo Nordisk B shares increased by 2.5%, which is below the dollar gain of 10% for the MSCI US Health Care Index. We believe the development of the company’s share price is a reflection of our leading position in the growing diabetes care market, coupled with a continued improvement in operating performance and encouraging progress in research and development.

Factors believed to have positively contributed to share price performance in 2011 include solid operating performance driven by strong sales growth and continuous productivity increases, which led to an improvement in the operating margin of 2.6% in 2011 up from 31.1% in 2010. Significant progress in the clinical development pipeline has also been positive for Novo Nordisk. Sales growth was driven by the successful global rollout of Victoza® and continued penetration of our modern insulins.

The regulatory submission of the two new-generation insulins, Degludec and DegludecPlus, represented a historic milestone for Novo Nordisk, and is believed to have had a positive impact on the share price. Other notable examples of progress in the clinical development pipeline included initiation of phase 3 trials for a fixed combination of insulin degludec and liraglutide, a fast-acting treatment for haemophilia patients with inhibitors, a long-acting factor IX compound for the treatment of haemophilia B, and the use of liraglutide for obesity. On the negative side Novo Nordisk experienced increased competitive pressure, especially in the US market, in the first half of 2011.

Capital structure
The Board of Directors believes that the current capital and share structure of Novo Nordisk serves the interests of the shareholders and the company. Our guiding principle is that any excess capital, after the funding of organic growth opportunities and potential acquisitions, is returned to investors. We apply a pharmaceutical industry payout ratio to dividend payments complemented by share repurchase programmes. As decided at the 2011 Annual

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Shares and capital structure

General Meeting, a reduction of the company’s B share capital, corresponding to approximately 3.3% of the total share capital, was implemented in May 2011 by cancellation of treasury shares. This enables Novo Nordisk to continue to buy back shares without exceeding the limit for a holding of treasury shares of 10% of the totalt share capital. During 2011 and January 2012, Novo Nordisk repurchased shares worth 12 billion Danish kroner, compared to 9.5 billion kroner in 2010.

For the coming 12 months, Novo Nordisk has initiated a new share repurchase programme with an expected total repurchase value of B shares amounting to a cash value of 12 billion kroner. Since 2008, the share repurchase programme has primarily been conducted in accordance with the provisions of European Commission Regulation No 2273/2003 of 22 December 2003, also known as the Safe Harbour Regulation. This programme gives the selected financial institutions the mandate to purchase shares independently of Novo Nordisk.

At the 2012 annual general meeting, the Board of Directors will propose a further reduction of the company’s B share capital, corresponding to approximately 3.4% of the total share capital, by cancellation of 20 million treasury shares. After implementation of the share capital reduction, the company’s share capital will amount to DKK 560,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

Share capital and ownership
Novo Nordisk’s total share capital of 580,000,000 Danish kroner is divided into A share capital of nominally 107,487,200 kroner and B share capital of nominally 472,512,800 kroner, of which 24,440,186 kroner is held as treasury shares (figures as of 31 December 2011). The company’s A shares (nominal value 1 krone) are not listed and are held by Novo A/S, a Danish public limited liability company that is 100% owned by the Novo Nordisk Foundation. More information on share capital is included in note 18 on p 75. According to the Articles of Association of the Foundation, the A shares cannot be divested by Novo A/S or the Foundation. Novo A/S also held 40,412,800 kroner of B share capital (figures as of 31 December 2011). Each holding of 1 krone of the A share capital carries 1,000 votes. Each holding of 1 krone of the B share capital carries 100 votes. With 25.5% of the total share capital, Novo A/S controls 73.2% of the total number of votes, excluding treasury shares.

Our guiding principle is that excess capital, after the funding of organic growth opportunities, is returned to investors.

The total market value of Novo Nordisk’s B shares excluding treasury shares was 296 billion kroner at the end of 2011. Novo Nordisk’s B shares are quoted on NASDAQ OMX Copenhagen and on the New York Stock Exchange in the form of ADRs. The B shares are traded in units of 1 krone and the ratio of Novo Nordisk’s B shares to ADRs is 1:1. The B shares are issued to the bearer but may, on request, be registered in the holder’s name in Novo Nordisk’s register of shareholders. As Novo Nordisk B shares are in bearer form, no official record of all shareholders exists. Based on available sources of information about the company’s shareholders as of 31 December 2011, it is estimated that shares were distributed as shown in the charts on this page. At the end of 2011, the free float of listed B shares was 70.3%.

Form 20-F
We expect to file our Form 20-F Report for 2011 with the United States Securities and Exchange Commission in February 2012. The report can be downloaded from novonordisk.com/investors.

Payment of dividends
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents (see back cover). Novo Nordisk does not pay a dividend on its holding of treasury shares. As illustrated in the figure above, Novo Nordisk has consistently increased both the payout ratio and the dividend paid over the last five years. The dividend for 2010 paid in March 2011 was 10.00 Danish kroner per share of 1 krone.

At the 2012 annual general meeting, the Board of Directors will propose a 40% increase in the dividend for 2011 to 14.00 Danish kroner per share of 1 krone.

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Shares and capital structure

The proposed dividend payments for Novo Nordisk shares are shown in the table below:

Proposed dividend payment for 2011

A shares of DKK 1	B shares of DKK 1	ADRs

DKK 14.00	DKK 14.00	DKK 14.00

Analyst coverage
Our company is currently covered by 40 analysts, including the major global investment banks that regularly produce research reports about Novo Nordisk. A list of analysts covering Novo Nordisk can be found at novonordisk.com/investors.

Internet
Our homepage for investors is novonordisk.com/investors. It includes historical and updated information about Novo Nordisk’s activities: press releases from 1995 onwards, financial and non-financial results, a calendar of investor-relevant events, investor presentations, background information and recent annual reports.

Financial calendar 2012
Annual general meeting 21 March 2012

Dividend	B shares	ADRs
Ex-dividend	22 March 2012	22 March 2012
Record date	26 March 2012	26 March 2012
Payment	27 March 2012	3 April 2012

Announcement of financial results
First three months		27 April 2012
Half year		9 August 2012
First nine months		31 October 2012
Full year		31 January 2013

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Consolidated financial, social and environment statements 2011

Consolidated financial, social and environmental statements 2011
Consolidated financial statements
56	Income statement and Statement of comprehensive income
57	Balance sheet
58	Statement of cash flows
59	Statement of changes in equity
60	Notes to the Consolidated financial statements

Consolidated social statement (supplementary information)
91	Statement of social performance
92	Notes to the Consolidated social statement

Consolidated environmental statement (supplementary information)
97	Statement of environmental performance
98	Notes to the Consolidated environmental statement

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Income statement and Statement of comprehensive income for the year ended 31 December	Consolidated financial statements

Income statement and Statement of comprehensive income for the year ended 31 December
DKK million	Note	2011	2010	2009

Income statement
Sales	2, 3	66,346	60,776	51,078
Cost of goods sold	2, 4, 6	12,589	11,680	10,438

Gross profit		53,757	49,096	40,640

Sales and distribution costs	2, 4, 6	19,004	18,195	15,420
Research and development costs	2, 4, 6	9,628	9,602	7,864
Administrative expenses	2, 4, 5, 6	3,245	3,065	2,764
Licence fees and other operating income, net	2, 4, 6	494	657	341

Operating profit		22,374	18,891	14,933

Share of profit/(loss) of associated companies, net of tax	13	(4)	1,070	(55)
Financial income	7	514	382	375
Financial expenses	8	959	2,057	1,265

Profit before income taxes		21,925	18,286	13,988

Income taxes	9	4,828	3,883	3,220

Net profit for the year		17,097	14,403	10,768

Earnings per share:
Basic earnings per share (DKK)	10	30.24	24.81	17.97
Diluted earnings per share (DKK)	10	29.99	24.60	17.82

Statement of comprehensive income

Net profit for the year		17,097	14,403	10,768

Other comprehensive income:
Realisation of previously deferred (gains)/losses on cash flow hedges
to Income statement		658	(422)	900
Deferred gains/(losses) on cash flow hedges arising during the period		(1,170)	(643)	352
Exchange rate adjustments of investments in subsidiaries		(173)	300	528
Deferred gains/(losses) on equity investments		8	(14)	(1)
Share of other comprehensive income of associated companies, net of tax		–	(9)	9
Other		(28)	27	10
Tax on other comprehensive income, income/(expense)	9	190	346	(25)

Other comprehensive income for the year, net of tax		(515)	(415)	1,773

Total comprehensive income for the year		16,582	13,988	12,541

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Balance sheet at 31 December	Consolidated financial statements

Balance sheet at 31 December
DKK million	Note	2011	2010

Assets
Intangible assets	11	1,489	1,458
Property, plant and equipment	12	20,931	20,507
Investments in associated companies	13	39	43
Deferred income tax assets	20	2,414	1,847
Other financial assets	14	234	254

Total non-current assets		25,107	24,109

Inventories	15	9,433	9,689
Trade receivables	14, 16	9,349	8,500
Tax receivables		883	650
Other receivables and prepayments	14, 17	2,376	2,403
Marketable securities	14	4,094	3,926
Derivative financial instruments	14, 28	48	108
Cash at bank and in hand	14	13,408	12,017

Total current assets		39,591	37,293

Total assets		64,698	61,402

Equity and liabilities

Share capital	18	580	600
Treasury shares	18	(24)	(28)
Retained earnings		37,111	36,097
Other reserves		(219)	296

Total equity		37,448	36,965

Loans	14, 19	502	504
Deferred income tax liabilities	20	3,206	2,865
Retirement benefit obligations	21	439	569
Provisions	22	2,324	2,023

Total non-current liabilities		6,471	5,961

Current debt	14, 19	351	562
Trade payables	14	3,291	2,906
Tax payables		1,171	1,252
Other liabilities	14, 23	8,534	7,954
Derivative financial instruments	14, 19, 28	1,492	1,158
Provisions	22	5,940	4,644

Total current liabilities		20,779	18,476

Total liabilities		27,250	24,437

Total equity and liabilities		64,698	61,402

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Statement of cash flows for the year ended 31 December	Consolidated financial statements

Statement of cash flows for the year ended 31 December
DKK million	Note	2011	2010	2009

Net profit for the year		17,097	14,403	10,768

Adjustment for non-cash items	24	9,117	8,449	6,701
Change in working capital	25	434	297	(279)
Interest received		332	218	284
Interest paid		(215)	(252)	(98)
Income taxes paid	9	(5,391)	(3,436)	(1,998)

Net cash generated from operating activities		21,374	19,679	15,378

Proceeds from the divestment of ZymoGenetics, Inc.		–	1,155	–
Purchase of intangible assets and other financial assets	11, 14	(259)	(513)	(415)
Proceeds from sale of property, plant and equipment		70	68	1
Purchase of property, plant and equipment	12	(3,073)	(3,376)	(2,632)
Net change in marketable securities		(197)	(2,913)	–

Net cash used in investing activities		(3,459)	(5,579)	(3,046)

Repayment of loans		(507)	–	–
Purchase of treasury shares, net	18	(10,595)	(8,820)	(6,395)
Dividends paid	10	(5,700)	(4,400)	(3,650)

Net cash used in financing activities		(16,802)	(13,220)	(10,045)

Net cash generated from activities		1,113	880	2,287

Cash and cash equivalents at the beginning of the year	26	11,960	11,034	8,726
Exchange gains/(losses) on cash and cash equivalents		(16)	46	21

Cash and cash equivalents at the end of the year		13,057	11,960	11,034

Additional information:[1]
Cash and cash equivalents at the end of the year	26	13,057	11,960	11,034
Marketable securities at the end of the year	14	4,094	3,926	1,013
Undrawn committed credit facilities[2]		4,832	4,473	4,465

Financial resources at the end of the year		21,983	20,359	16,512

Net cash generated from operating activities		21,374	19,679	15,378
Net cash used in investing activities		(3,459)	(5,579)	(3,046)
Net change in marketable securities		197	2,913	–

Free cash flow		18,112	17,013	12,332

1.	Additional non-IFRS measures. Please refer to p 65 for definition.
2.	At year-end, the Group had an undrawn committed credit facility amounting to DKK 4,832 million (DKK 4,473 million in 2010). The undrawn committed credit facility is a EUR 650 million (EUR 600 million in 2010 and 2009) facility committed by a portfolio of international banks. The facility matures in 2016.

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Statement of changes in equity 31 December	Consolidated financial statements

Statement of changes in equity at 31 December
	Share capital	Treasury shares	Retained earnings		Other reserves		Total other reserves	Total

DKK million				Exchange rate adjustment	Cash flow hedges	Tax and other adjustments

2011
Balance at the beginning of the year	600	(28)	36,097	571	(672)	397	296	36,965

Net profit for the year			17,097					17,097
Other comprehensive income for the year				(173)	(512)	170	(515)	(515)

Total comprehensive income for the year			17,097	(173)	(512)	170	(515)	16,582

Transactions with owners:
Dividends (note 10)			(5,700)					(5,700)
Share-based payments (note 29)			319					319
Purchase of treasury shares (note 18)		(18)	(10,821)					(10,839)
Sale of treasury shares (note 18)		2	242					244
Tax on sale of treasury shares			(123)					(123)
Reduction of the B share capital (note 18)	(20)	20						–

Balance at the end of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448

	Share capital	Treasury shares	Retained earnings		Other reserves		Total other reserves	Total

DKK million				Exchange rate adjustment	Cash flow hedges	Tax and other adjustments

2010
Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734

Net profit for the year			14,403					14,403
Other comprehensive income for the year				300	(1,065)	350	(415)	(415)

Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners:
Dividends (note 10)			(4,400)					(4,400)
Share-based payments (note 29)			463					463
Purchase of treasury shares (note 18)		(20)	(9,478)					(9,498)
Sale of treasury shares (note 18)		4	674					678
Reduction of the B share capital (note 18)	(20)	20						–

Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

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Notes – Consolidated financial statements	Consolidated financial statements

Notes to the Consolidated financial statements

1  Basis of preparation of the Consolidated financial statements

The Consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

Furthermore, the Annual Report has been prepared in accordance with additional Danish disclosure requirements for the annual reports of listed companies.

The Consolidated financial statements have been prepared on the historical cost basis except for the revaluation of available-for-sale financial assets such as equity investments and marketable securities measured at fair value through Other comprehensive income and derivative financial instruments measured at fair value through the Income statement.

Key accounting estimates and assumptions

The use of reasonable estimates is an essential part of the preparation of the Consolidated financial statements in conformity with IFRS as issued by the IASB and IFRS as endorsed by the European Union. Management is required to make estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, sales, costs, cash flow and related disclosures at the date(s) of the Consolidated financial statements.

Management bases its estimates on historical experience and various other assumptions that are held to be reasonable under the circumstances. These form the basis for making judgements about the reported financial position and result of operations and cash flow that are not readily apparent from other sources. Actual results could differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis and, if necessary, changes are recognised in the period in which the estimate is revised.

Management regards the following to be the key accounting estimates and assumptions used in the preparation of the Consolidated financial statements.

Sales rebates and provisions
Novo Nordisk has provisions and accruals for expected sales rebates, wholesaler charge-backs and other rebates, including Medicaid in the United States and similar rebates in other countries.

Such estimates are based on analyses of existing contractual or legal obligations, historical trends and the Group’s experience. They are calculated on the basis of a percentage of sales for each product as defined by the contracts with the various customer groups.

Sales discounts and sales rebates are predominantly issued in Region North America. In that region, significant sales rebates and discounts comprise rebates from sales covered by Medicare and Medicaid, the US state and federal programmes for public healthcare insurance.

Provisions for Medicaid and Medicare rebates have been calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual agreements. For Medicaid, the calculation of rebates involves interpretation of relevant regulations that are subject to challenge or change in interpretative guidance by government authorities. Although accruals are made for Medicaid and Medicare rebates at the time sales are recorded, the actual rebates related to the specific sale will typically be invoiced to Novo Nordisk up to six months later. Due to the time lag, the rebate adjustments to sales in any particular period may incorporate revisions of accruals for prior periods.

Customer rebates are offered to a number of managed healthcare plans. These rebate programmes imply that the customer receives a rebate after attaining certain performance parameters relating to product purchases, formulary status and pre-established market share milestones relative to competitors. Since they are contractually agreed upon, rebates are estimated according to the specific terms in each agreement, historical experience, anticipated channel mix, product growth rates and market share information. Novo Nordisk considers the sales performance of products subject to managed healthcare rebates and other contract discounts, and adjusts the provision periodically to reflect actual experience.

Wholesaler charge-backs relate to contractual arrangements existing between Novo Nordisk and indirect customers, mainly in the US, whereby products are sold at prices lower than the list price charged to wholesalers. A wholesaler charge-back represents the difference between the invoice price to the wholesaler and the indirect customer’s contract price. Provisions are calculated for estimated charge-backs using a combination of factors such as historical experience, current wholesaler inventory levels, contract terms and the value of claims received but not yet processed. Wholesaler charge-backs are generally settled within one to three months of incurring the liability.

The carrying amount of provisions for sales rebates is DKK 5,666 million as at 31 December 2011. Please refer to note 22 for further information on provisions for sales rebates. Furthermore, please refer to note 3 for a gross-to-net sales reconciliation.

Novo Nordisk considers the provision established for sales rebates to be reasonable and appropriate based on currently available information. However, the actual amount of rebates and discounts may differ from the amounts estimated by Management as more detailed information becomes available.

Indirect production costs (IPCs)
Production costs for work in progress and finished goods include IPCs such as employee costs, depreciation, maintenance etc.

IPCs are measured based on a standard cost method which is reviewed regularly to ensure relevant measures of utilisation, production lead time and other relevant factors. Changes in the parameters for calculation of IPCs could have an impact on the gross margin and the overall valuation of inventories.

The carrying amount of IPCs on inventory is DKK 5,125 million as at 31 December 2011. Please refer to note 15 for further information.

Novo Nordisk considers the carrying amount of IPCs on inventory to be reasonable and appropriate based on currently available information. However, the actual amount of IPCs may differ from the amounts estimated by Management as more detailed information becomes available.

Allowances for doubtful trade receivables
Trade receivables are stated at amortised cost less allowances for potential losses on doubtful trade receivables.

Novo Nordisk maintains allowances for doubtful trade receivables in anticipation of estimated losses resulting from the subsequent inability of customers to make required payments. If the financial circumstances of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required in future periods. Management analyses trade receivables and examines historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful trade receivables.

As a result of the generally troubled economic climate in Europe and thereby also the Eurozone countries, Novo Nordisk has increased its focus on the development in the outstanding trade receivables from this region. Payment history as well as current economic conditions and indicators are taken into account in the valuation of trade receivables. Please refer to note 2 for a geographical split of trade receivables and the allowance for trade receivables.

The carrying amount of trade receivables is DKK 9,349 million and allowances for doubtful trade receivables is DKK 892 million as at 31 December 2011. Please refer to note 16 for further information.

Provisions and contingencies
Deferred income tax assets and liabilities
Novo Nordisk is subject to income taxes around the world. Significant judgement is required in determining the worldwide accrual for income taxes, deferred income tax assets and liabilities, and provision for uncertain

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Notes – Consolidated financial statements	Consolidated financial statements

tax positions. Novo Nordisk recognises deferred income tax assets if it is probable that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilised. Management has considered future taxable income in assessing whether deferred income tax assets should be recognised.

The carrying amount of deferred income tax assets and deferred income tax liabilities is DKK 2,414 million and DKK 3,206 million respectively as at 31 December 2011. Please refer to note 20 for further information.

Legal disputes
Provisions for legal disputes consist of various types of provisions linked to ongoing legal disputes. Management makes judgements about provisions and contingencies, including the probability of pending and potential future litigation outcomes which by their very nature are dependent on inherently uncertain future events. When determining likely outcomes of litigations etc, Management considers the evaluation of external counsels input about each case, as well as known outcomes in case law.

The carrying amount of provisions for legal disputes is DKK 1,554 million as at 31 December 2011. Please refer to note 22 for further information and note 31 for a description of significant pending litigations.

Although Management believes that the total provisions for legal proceedings are adequate based upon currently available information, there can be no assurance that there will not be any changes in facts or matters or that any future lawsuits, claims, proceedings or investigations will not be material.

Financial accounting policies

The principal accounting policies set out below have been applied consistently in the preparation of the Consolidated financial statements for all the years presented.

Adoption of new and revised IFRSs
Novo Nordisk has adopted all new or amended and revised accounting standards and interpretations (‘IFRSs’) issued by IASB and IFRSs endorsed by the European Union effective for the accounting year 2011. Based on an analysis by Novo Nordisk, the application of the new IFRSs has not had a material impact on the Consolidated financial statements in 2011 and we do not anticipate any significant impact on future periods from the adoption of these new IFRSs.

New IFRSs that have been issued but not yet come into effect
In addition to the above, IASB has issued a number of new or amended and revised accounting standards and interpretations (IFRSs) that have been endorsed by the European Union but not yet come into effect. Novo Nordisk has thoroughly assessed the impact of these IFRSs which are not yet effective and determined that we do not anticipate any significant impact on the Consolidated financial statements from the adoption of these standards.

IASB has issued IFRS 9 ‘Financial Instruments’ which is required to be adopted by 1 January 2015. This is part of the IASB’s project to replace IAS 39 and the new standard will substantially change the classification and measurement of financial instruments and hedging requirements. Furthermore, IASB has issued an amendment to IAS 19 ‘Employee Benefits’ that makes changes to the recognition and measurement of defined benefit pension expenses and termination benefits, and to the disclosure of all employee benefits. The amendment is required to be adopted by 1 January 2013. Novo Nordisk has assessed the impact of the standard and the amendment and determined that they will not have any significant impact on the Consolidated financial statements. The new standards and the amendment have not yet been endorsed by the European Union.

Defining materiality
Novo Nordisk’s Consolidated financial statements are a result of processing large numbers of transactions and aggregating those transactions into classes according to their nature or function. When aggregated, the transactions are presented separately in classes of similar items in the consolidated financial statements. If a line item is not individually material, it is aggregated with other items of a similar nature in the statements or in the notes.

Throughout IFRS there are substantial disclosure requirements. Novo Nordisk provides specific disclosures required by an IFRS unless the information is immaterial or not applicable.

Principles of consolidation
The Consolidated financial statements incorporate the financial statements of Novo Nordisk A/S and entities controlled by Novo Nordisk A/S. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition and up to the effective date of disposal, as appropriate. Comparative figures are not restated for disposed or acquired companies.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Novo Nordisk policies. All intra-Group transactions, balances, income and expenses are eliminated in full when consolidated.

When Novo Nordisk loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill) and liabilities of the subsidiary.

Translation of foreign currencies
Functional and presentation currency
Items included in the financial statements of each of Novo Nordisk’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Consolidated financial statements are presented in Danish kroner (DKK), which is the functional and presentation currency of the Parent company.

Translation of transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Income statement.

Translation differences on non-monetary items, such as financial assets classified as available for sale, are included in the fair value reserve in Other comprehensive income.

Translation of Group companies
Financial statements of foreign subsidiaries are translated into Danish kroner at the exchange rates prevailing at the end of the reporting period for assets and liabilities, and at average exchange rates for income statement items.

All effects of exchange rate adjustment are recognised in the Income statement, with the exception of exchange gains and losses arising from:

•	the translation of foreign subsidiaries’ net assets at the beginning of the year at the exchange rates at the end of the reporting period
•	the translation of foreign subsidiaries’ income statements using average exchange rates, whereas balance sheet items are translated using the exchange rates prevailing at the end of the reporting period
•	the translation of non-current intra-Group receivables that are considered to be an addition to net investments in subsidiaries
•	the translation of investments in associated companies.

The above exchange rate gains and losses are recognised in Other comprehensive income.

Sales and revenue recognition
Sales are measured at the fair value of the consideration received or receivable. Sales are reduced for realised and estimated customer returns, rebates and other similar allowances.

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	Novo Nordisk has transferred to the buyer the significant risks and rewards of ownership of the goods.
•	Novo Nordisk retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.
•	The amount of revenue can be measured reliably.
•	It is probable that the economic benefits associated with the transaction will flow to the entity.
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

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Notes – Consolidated financial statements	Consolidated financial statements

Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. The sales rebate accruals and provisions are included in Other current liabilities and Provisions for other liabilities.

Where there is historical experience or a reasonably accurate estimate of expected future returns can otherwise be made, a provision for estimated sales returns is recorded. Revenue recognition for new product launches is based on specific facts and circumstances relating to those products, including estimated demand and acceptance rates for well-established products with similar market characteristics. Where shipments of new or existing products are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research and development
All internal research costs are expensed in the Income statement as incurred.

Due to the long duration and significant uncertainties relating to the development of new products, including risks associated with clinical trials and regulatory approval, it is concluded that Novo Nordisk’s internal development costs in general do not meet the capitalisation criteria. This is because the technical feasibility criteria are not considered to be fulfilled until a high probability of regulatory approval can be determined. Hence, internal research and development costs are expensed in the Income statement as incurred. The same principles are applied to property, plant and equipment with no alternative use developed as part of a research and development project. However, property, plant and equipment with alternative use or used for general research and development purposes is capitalised and depreciated over its estimated useful life.

For acquired in-process research and development projects, the effect of probability is reflected in the cost of the asset, and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process research and development projects can often be measured reliably, these projects fulfil the capitalisation criteria as intangible assets upon acquisition. However, further internal development costs subsequent to acquisition are treated in the same way as other internal development costs.

Licence fees and other operating income
Licence fees and other operating income comprise licence fees and income of a secondary nature in relation to the main activities of Novo Nordisk. Non-Novo Nordisk-related net profit from the two wholly owned subsidiaries NNIT A/S and NNE Pharmaplan A/S is recognised as other operating income. Licence fees are recognised on an accrual basis in accordance with the terms and substance of the relevant agreement. Licence fees and other operating income also include income from sale of intellectual property rights.

Intangible assets
Goodwill
Goodwill represents any cost in excess of identifiable net assets, measured at fair value, in the acquired company. Goodwill recorded under Intangible assets is related to subsidiaries.

Patents and licences
Patents and licences, including acquired patents and licences for in-process research and development projects, are carried at historical cost less accumulated amortisation and any impairment loss. Amortisation is calculated using the straight-line method to allocate the cost of patents and licences over their estimated useful lives. Estimated useful life is the shorter of the legal duration and the economic useful life. The estimated useful life of intangible assets is regularly reviewed. The amortisation of patents and licences begins after regulatory approval has been obtained, which is the point in time from which the intangible asset is available for use in the production of the product.

Other intangible assets
Internal development of computer software and other development costs related to major IT projects for internal use that are directly attributable to the design and testing of identifiable and unique software products controlled by Novo Nordisk are recognised as intangible assets under Other intangible assets if the recognition criteria are met. The computer software has to be a significant business system and the expenditure must lead to the creation of a durable asset.

In order for an internally generated intangible asset to qualify for recognition, it is required that the related internal development project is at a sufficiently advanced stage and that the project is economically viable. Amortisation is calculated using the straight-line method over the estimated useful life of 3 –10 years. The amortisation commences when the asset is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by Management.

Property, plant and equipment
Property, plant and equipment is measured at historical cost less accumulated depreciation and any impairment loss. The cost of self-constructed assets includes costs directly attributable to the construction of the assets. Subsequent cost is included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Novo Nordisk and the cost of the item can be measured reliably. In general, constructions of major investments are self-financed and thus no material interest on loans (borrowings) is capitalised as part of the cost.

Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

•	Buildings: 12 – 50 years
•	Plant and machinery: 5 –16 years
•	Other equipment: 3 –16 years
•	Land: not depreciated

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the Income statement.

Leasing
Leases are classified as finance leases whenever the terms of the lease substantially transfer all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The use of finance leases in the Consolidated financial statements is immaterial and they are part of property, plant and equipment.

Operating lease payments are recognised in the Income statement as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the period in which they are incurred.

Impairment of assets
Intangible assets with an indefinite useful life and intangible assets not yet available for use are not subject to amortisation and are tested annually for impairment irrespective of whether there is any indication that they may be impaired.

Assets that are subject to amortisation, such as intangible assets in use or with definite useful life, and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors considered material that could trigger an impairment test include the following:

•	Development of a competing drug
•	Changes in the legal framework covering patents, rights or licences
•	Advances in medicine and/or technology that affect the medical treatments
•	Lower-than-predicted sales
•	Adverse impact on reputation and/or brand names
•	Changes in the economic lives of similar assets
•	Relationship with other intangible or tangible assets
•	Changes or anticipated changes in participation rates or reimbursement policies.

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Notes – Consolidated financial statements	Consolidated financial statements

If the carrying amount of goodwill, intangible assets or other non-current assets exceeds the recoverable amount based upon the existence of one or more of the above indicators of impairment, any impairment is measured based on discounted projected cash flows.

Intangible assets and other non-financial assets (other than goodwill) that have suffered impairments are reviewed at each reporting date for possible reversal of the impairment.

Investments in associated companies
Investments in associated companies are accounted for under the equity method of accounting (ie at the respective share of the associated companies’ net asset value applying Novo Nordisk’s accounting policies). Goodwill relating to associated companies is recorded as part of the investment under Investments in associated companies.

Financial assets
Novo Nordisk classifies its investments in the following categories:

•	Available-for-sale financial assets
•	Loans and receivables
•	Financial assets at fair value through the Income statement (derivatives).

The classification depends on the purpose for which the investments were made. Management determines the classification of its investments on initial recognition and re-evaluates this at the end of every reporting period to the extent that such a classification is permitted and required.

Recognition and measurement
Purchases and sales of investments are recognised on the settlement date. Investments are initially recognised at fair value.

Available-for-sale financial assets and financial assets at fair value are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Fair value disclosures are made separately for each class of financial instruments at the end of the reporting period.

Derecognition
Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred, and Novo Nordisk has transferred substantially all risks and rewards of ownership.

Available-for-sale financial assets
Available-for-sale financial assets consist of equity investments and marketable securities and are included in Other financial assets unless Management intends to dispose of the investment within 12 months of the end of the reporting period. If that is the case, the current part is included as Other receivables and prepayments.

Unrealised gains and losses arising from changes in the fair value of financial assets classified as available for sale are recognised in Other comprehensive income. When financial assets classified as available for sale are sold or impaired, the accumulated fair value adjustments are included in the Income statement.

The fair values of quoted investments (including bonds) are based on current bid prices at the end of the reporting period. Financial assets for which no active market exists are carried at cost if no reliable valuation model can be applied.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. If collection is expected within one year (or in the normal operating cycle of the business if longer), they are classified as Current assets. If not, they are presented as Non-current assets.

Trade receivables and Other receivables and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for allowances. Provision for allowances is made for trade receivables when there is objective evidence that Novo Nordisk will not be able to collect all amounts due according to the original terms of the receivables.

The provision for allowances is deducted from the carrying amount of Trade receivables and the amount of the loss is recognised in the Income statement under Sales and distribution costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against Sales and distribution costs in the Income statement.

Financial assets at fair value through the Income statement (derivatives)
Novo Nordisk uses forward exchange contracts, currency options, interest rate swaps and cross-currency swaps to hedge forecast transactions, assets and liabilities, and net foreign currency investments in foreign subsidiaries in accordance with the specific rules of IAS 39 ‘Financial Instruments: Recognition and Measurement’.

Upon initiation of the contract, Novo Nordisk designates each derivative financial contract that qualifies for hedge accounting as one of:

•	Hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge)
•	Hedges of the fair value of a forecast financial transaction (cash flow hedge)
•	Hedges of a net investment in a foreign operation (net investment hedge).

All contracts are initially recognised at fair value and subsequently remeasured at their fair values based on current bid prices at the end of the reporting period.

Forward exchange contracts and currency swap hedges recognised as assets or liabilities in foreign currencies are measured at fair value at the end of the reporting period. Value adjustments are recognised in the Income statement along with any value adjustments of the hedged asset or liability that is attributable to the hedged risk.

The value adjustments on forward exchange contracts and interest rate swaps designated as hedges of forecast transactions are recognised directly in Other comprehensive income, given hedge effectiveness. The cumulative value adjustment of these contracts is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement.

Currency swaps used to hedge net investments in subsidiaries are measured at fair value based on the difference between the swap exchange rate and the exchange rate at the end of the reporting period. The value adjustment is recognised in Other comprehensive income.

Furthermore, Novo Nordisk uses currency option hedges of forecast transactions. Currency options are initially recognised at cost, which equals fair value of considerations paid, and subsequently re-measured at their fair values at the end of the reporting period. The cumulative value adjustment of the currency options for which hedge accounting is applied, which is the intrinsic value of the options, is transferred from Other comprehensive income to the Income statement as a reclassification adjustment under Financial income or Financial expenses when the hedged transaction is recognised in the Income statement. Gains and losses on currency options that do not meet the detailed requirements for allowing hedge accounting are recognised directly in the Income statement under Financial income or Financial expenses.

The fair value of financial assets and liabilities is measured on the basis of quoted market prices of financial instruments traded in active markets. If an active market exists, fair value is based on the most recently observed market price at the end of the reporting period.

If a financial instrument is quoted in a market that is not active, Novo Nordisk bases its valuation on the most recent transaction price. Adjustment is made for subsequent changes in market conditions, for instance by including transactions in similar financial instruments that are assumed to be motivated by normal business considerations.

If an active market does not exist, the fair value of standard and simple financial instruments, such as foreign exchange forward contracts, interest rate swaps, currency swaps and unlisted bonds, is measured according to generally accepted valuation techniques. Market-based parameters are used to measure fair value.

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Notes – Consolidated financial statements	Consolidated financial statements

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the Income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the Income statement under Financial income or Financial expenses.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. Cost comprises direct production costs such as raw materials, consumables and labour as well as production overheads such as employee wages, depreciation, maintenance etc. The production overheads are measured based on a standard cost method, which is reviewed regularly to ensure relevant measures of utilisation, production lead time, etc.

If the expected sales price less completion costs and costs to execute sales (net realisable value) is lower than the carrying amount, a write-down is recognised for the amount by which the carrying amount exceeds its net realisable value.

Inventory manufactured prior to regulatory approval is capitalised as an asset but provided for until there is a high probability of regulatory approval of the product. Before that point a provision is made against the carrying amount to its recoverable amount and recorded as R&D costs. At the point when a high probability of regulatory approval is obtained, the provision recorded is reversed, up to no more than the original cost.

Tax
The tax expense for the period comprises current and deferred tax, including adjustments to previous years. Tax is recognised in the Income statement, except to the extent that it relates to items recognised in Other comprehensive income.

Deferred income taxes arise from temporary differences between the accounting and taxable values of the individual consolidated companies and from realisable tax-loss carry-forwards using the liability method. The tax value of tax-loss carry-forwards is included in deferred tax assets to the extent that the tax losses and other tax assets are expected to be utilised in future taxable income. The deferred income taxes are measured according to current tax rules and at the tax rates expected to be in force on elimination of the temporary differences.

Unremitted earnings are retained by subsidiaries for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings.

Employee benefits
Wages, salaries, social security contributions, annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the associated services are rendered by employees of Novo Nordisk. Where Novo Nordisk provides long-term employee benefits, the costs are accrued to match the rendering of the services by the employees concerned.

Pensions
Novo Nordisk operates a number of defined contribution plans throughout the world. In a few countries, Novo Nordisk still operates defined benefit plans. The costs for the year for defined benefit plans are determined using the projected unit credit method. This reflects services rendered by employees to the dates of valuation and is based on actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-rated corporate bonds in the country concerned.

Actuarial gains and losses are recognised as income or expenses when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Past service costs are allocated over the average period until the benefits vest.

Pension assets are only recognised to the extent that Novo Nordisk is able to derive future economic benefits such as refunds from the plan or reductions of future contributions.

Novo Nordisk’s contributions to the defined contribution plans are charged to the Income statement in the year to which they relate.

Share-based compensation
Novo Nordisk operates equity-settled, share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options or shares is recognised as an expense and allocated over the vesting period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares granted, excluding the impact of any non-market vesting conditions. The fair value is fixed at grant date. Non-market vesting conditions are included in assumptions about the number of options or shares that are expected to vest. At the end of each reporting period, Novo Nordisk revises its estimates of the number of options or shares that are expected to vest. Novo Nordisk recognises the impact of the revision of the original estimates, if any, in the Income statement and in a corresponding adjustment to Equity (change in proceeds) over the remaining vesting period. Adjustments relating to prior years are included in the Income statement in the year of adjustment.

Liabilities
Generally, liabilities are stated at amortised cost unless otherwise specified.

Loans are recognised initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income statement over the period of the loans using the effective interest method. Loans are classified as Current debt unless Novo Nordisk has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

Provisions
Provisions, including legal disputes, are recognised where a legal or constructive obligation has been incurred as a result of past events and it is probable that there will be an outflow of resources that can be reliably estimated. In this case, Novo Nordisk arrives at an estimate on the basis of an evaluation of the most likely outcome. Disputes for which no reliable estimate can be made are disclosed as contingent liabilities.

Provisions are measured at the present value of the anticipated expenditure for settlement of the legal or constructive obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

Product returns
Novo Nordisk has recorded provisions for expected product returns. Provisions are based on an analysis of the estimated rate of return, which is determined based on historical experience of customer returns and considering any other relevant factors.

Treasury shares
Treasury shares are deducted from the share capital at their nominal value of DKK 1 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are deducted from Retained earnings.

Statement of cash flows
The Statement of cash flows and financial resources is presented in accordance with the indirect method commencing with Net profit for the year. Cash and cash equivalents consist of cash and marketable securities with original maturity of less than three months offset by short-term bank loans. Financial resources consist of cash and cash equivalents, bonds with original term to maturity exceeding three months and undrawn committed credit facilities expiring after more than one year.

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Notes – Consolidated financial statements	Consolidated financial statements

Financial definitions

ADRs
An American Depositary Receipt (or ADR) represents ownership in the shares of a non-US company and trades in US financial markets.

Basic earnings per share (EPS)
Net profit divided by the average number of shares outstanding.

Diluted earnings per share
Net profit divided by the sum of average number of shares outstanding, including the dilutive effect of share options ‘in the money’. The dilutive effect of share options ‘in the money’ is calculated as the difference between the following:

1) the number of shares that could have been acquired at fair value with proceeds from the exercise of the share options

2) the number of shares that would have been issued assuming the exercise of the share options.

The difference (the dilutive effect) is added to the denominator as an issue of shares for no consideration.

Effective tax rate
Income taxes as a percentage of profit before income taxes.

Equity ratio
Total equity at year-end as a percentage of total assets at year-end.

Gross margin
Gross profit as a percentage of sales.

Net profit margin
Net profit as a percentage of sales.

Number of shares outstanding
The total number of shares, excluding the holding of treasury shares.

Operating profit margin
Operating profit as a percentage of sales.

Other comprehensive income (OCI)
Other comprehensive income comprises all items recognised in equity for the year other than those related to transactions with owners of the company. Examples of items that are required to be presented in OCI are:

•	Foreign exchange rate adjustments in foreign subsidiaries
•	Actuarial gains and losses arising on defined benefit plans
•	Changes in fair value of financial instruments in a cash flow hedge.

Payout ratio
Total dividends for the year as a percentage of net profit.

Return on equity (ROE)
Net profit for the year as a percentage of shareholders’ equity (average).

Non-IFRS financial measures
In the Annual Report 2011, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the most directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner, and may thus not be comparable with such measures.

The non-IFRS financial measures presented in the Annual Report 2011 are:
•	Cash to earnings
•	Financial resources at the end of the year
•	Free cash flow
•	Operating profit after tax to net operating assets.

Cash to earnings
Cash to earnings is defined as ‘free cash flow as a percentage of net profit’.

Financial resources at the end of the year
Financial resources at the end of the year is defined as the sum of cash and cash equivalents at the end of the year, bonds with original term to maturity exceeding three months and undrawn committed credit facilities.

Free cash flow
Novo Nordisk defines free cash flow as ‘net cash generated from operating activities less net cash used in investing activities’ excluding ‘Net change in marketable securities’.

Operating profit after tax to net operating assets
Operating profit after tax to net operating assets is defined as ‘operating profit after tax (using the effective tax rate) as a percentage of average inventories, receivables, property, plant and equipment, intangible assets and deferred tax assets less non-interest bearing liabilities including provisions and deferred tax liabilities (where average is the sum of above assets and liabilities at the beginning of the year and at year-end divided by two)’.

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Notes – Consolidated financial statements	Consolidated financial statements

2  Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to Management and the Board of Directors.

Business segments

Novo Nordisk operates in two business segments based on different therapies: Diabetes care and Biopharmaceuticals.

The Diabetes care business segment includes research, development, manufacturing and marketing of products within the areas of insulin, GLP-1 and related delivery systems, oral antidiabetic products (OAD) and obesity.

The Biopharmaceuticals business segment includes research, development, manufacturing and marketing of products within the areas of haemophilia, growth hormone therapy, hormone replacement therapy, inflammation therapy and other therapy areas.

Management monitors the operating results of its business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated on the basis of operating profit consistent with the Consolidated financial statements. Financial income and expenses and income taxes are managed on a Group basis and are not allocated to business segments.

There are no sales or other transactions between the business segments. Costs have been split between business segments according to a specific allocation with the addition of a minor number of corporate overheads allocated systematically between the segments. Licence fees and other operating income has been allocated to the two segments based on the same principle. Segment assets comprise the assets that are applied directly to the activities of the segment, including intangible assets, property, plant and equipment, other financial assets, inventories, trade receivables, and other receivables and prepayments.

No single customer represents more than 10% of the total sales and no operating segments have been aggregated to form the reported business segments.

Business segments

DKK million	2011	2010	2009	2011	2010	2009	2011	2010	2009

Segment sales	Diabetes care			Biopharmaceuticals			Total

NovoRapid®/ NovoLog®	12,804	11,900	9,749
NovoMix®/ NovoLog®Mix	8,278	7,821	6,499
Levemir®	7,683	6,880	5,223
Total modern insulins	28,765	26,601	21,471
Human insulins	10,785	11,827	11,315
Victoza®	5,991	2,317	87
Protein-related products	2,309	2,214	1,977
Oral antidiabetic products (OAD)	2,575	2,751	2,652

Diabetes care total sales	50,425	45,710	37,502

NovoSeven®				8,347	8,030	7,072
Norditropin®				5,047	4,803	4,401
Hormone replacement therapy				2,054	1,892	1,744
Other products				473	341	359

Biopharmaceuticals total sales				15,921	15,066	13,576

Total business segments –
other key figures
Total sales	50,425	45,710	37,502	15,921	15,066	13,576	66,346	60,776	51,078
Change in DKK (%)	10.3%	21.9%	12.4%	5.7%	11.0%	11.3%	9.2%	19.0%	12.1%
Change in local currencies (%)	12.6%	15.7%	11.1%	7.6%	5.4%	9.3%	11.4%	13.0%	10.6%
Cost of goods sold	10,762	10,131	9,001	1,827	1,549	1,437	12,589	11,680	10,438
Sales and distribution costs	16,476	14,815	12,877	2,528	3,380	2,543	19,004	18,195	15,420
Research and development costs	6,402	6,744	5,257	3,226	2,858	2,607	9,628	9,602	7,864
Administrative expenses	2,485	2,260	2,044	760	805	720	3,245	3,065	2,764
Licence fees and other operating
income, net	285	342	187	209	315	154	494	657	341
Operating profit	14,585	12,102	8,510	7,789	6,789	6,423	22,374	18,891	14,933

Depreciation, amortisation and
impairment losses included in costs	2,051	1,887	1,973	686	580	578	2,737	2,467	2,551
Additions to non-current assets
(other than financial assets and
deferred tax assets)	2,654	3,068	2,129	678	795	896	3,332	3,863	3,025

Assets allocated to business segments	34,853	34,947	29,703	8,998	7,906	8,984	43,851	42,853	38,687
Assets not allocated to business
segments[1]							20,847	18,549	16,055
Total assets							64,698	61,402	54,742

1.	The part of total assets that has not been allocated to either of the two business segments includes Cash at bank and in hand, Marketable securities, Derivative financial instruments and tax assets etc.

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Notes – Consolidated financial statements	Consolidated financial statements

2 Segment information (continued)

Geographical segments

Novo Nordisk operates in five geographical regions:

•	North America: the US and Canada
•	Europe: the EU, EFTA, Albania, Bosnia-Hercegovina, Croatia, Macedonia, Serbia, Montenegro and Kosovo
•	Japan & Korea: Japan and Korea
•	Region China: China, Hong Kong and Taiwan
•	International Operations: all other countries

Sales are attributed to geographical regions according to the location of the customer. Allocation of property, plant and equipment and total assets are based on the location of the assets.

The country of domicile is Denmark, which is part of Region Europe. Denmark is immaterial in relation to Novo Nordisk’s activities in terms of geographical size and the operational business segments. Less than 1% of the total sales is realised in Denmark. Sales to external customers attributed to the US are collectively the most material to the company. The US is the only country where sales contribute more than 10% of total sales. Sales to the US represent more than 90% of sales in Region North America.

Geographical segments

DKK million	2011	2010	2009	2011	2010	2009

		North America			Europe

Sales	26,586	23,609	18,279	19,168	18,664	17,540
Change in DKK (%)	12.6%	29.2%	20.6%	2.7%	6.4%	1.9%
Change in local currencies (%)	17.9%	22.4%	15.2%	2.4%	4.6%	5.2%
Property, plant and equipment	1,329	987	905	15,681	15,669	15,445
Trade receivables	2,081	1,689	1,255	3,652	3,437	3,243
Hereof allowance for trade receivables	(22)	(19)	(22)	(333)	(200)	(187)
Total assets	5,465	3,680	3,232	47,202	46,654	42,933

DKK million	2011	2010	2009	2011	2010	2009

	International Operations[2]			Japan & Korea

Sales	9,367	8,335	6,835	6,223	5,660	4,888
Change in DKK (%)	12.4%	21.9%	7.6%	9.9%	15.8%	16.5%
Change in local currencies (%)	17.1%	22.3%	14.9%	5.1%	3.3%	1.8%
Property, plant and equipment	1,672	1,929	1,785	207	213	188
Trade receivables	2,052	1,995	1,555	377	446	361
Hereof allowance for trade receivables	(535)	(408)	(391)	(2)	0	0
Total assets	6,419	6,327	5,439	1,388	1,158	1,003

DKK million	2011	2010	2009	2011	2010	2009

	Region China[2]			Total

Sales	5,002	4,508	3,536	66,346	60,776	51,078
Change in DKK (%)	11.0%	27.5%	25.6%	9.2%	19.0%	12.1%
Change in local currencies (%)	11.7%	19.9%	26.4%	11.4%	13.0%	10.6%
Property, plant and equipment	2,042	1,709	903	20,931	20,507	19,226
Trade receivables	1,187	933	649	9,349	8,500	7,063
Hereof allowance for trade receivables	0	0	0	(892)	(627)	(600)
Total assets	4,224	3,583	2,135	64,698	61,402	54,742

2.	As of 1 January 2011, Region China is reported as a separate geographical region. Before 2011, Region China was part of International Operations. The historical figures for 2010 and 2009 have been restated and are comparable with the 2011 regional set-up.

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Notes – Consolidated financial statements	Consolidated financial statements

3 Gross-to-net sales reconciliation

DKK million	2011	2010	2009

Gross sales	84,386	75,811	62,459

US Medicaid and Medicare rebates	(5,075)	(4,124)	(2,447)
US managed healthcare rebates	(2,551)	(2,494)	(2,121)
US wholesaler charge-backs	(5,894)	(4,994)	(3,720)
Non-US healthcare plans and programme rebates	(695)	(543)	(431)
Sales returns and discounts	(3,825)	(2,880)	(2,662)

Total gross-to-net sales adjustments	(18,040)	(15,035)	(11,381)

Total net sales	66,346	60,776	51,078

4 Employee costs

DKK million	2011	2010	2009

Wages and salaries	16,127	14,520	13,231
Share-based payment costs (note 29)	319	463	259
Pensions – defined contribution plans	1,155	1,052	958
Pensions – retirement benefit
obligations (note 21)	(2)	210	152
Other social security contributions	1,189	1,067	898
Other employee costs	1,491	1,510	1,332

Total employee costs for the year	20,279	18,822	16,830

Change in employee costs included in assets under construction	(496)	(559)	(485)
Change in employee costs included in inventories	(37)	76	(21)

Total employee costs expensed in the Income statement	19,746	18,339	16,324

Included in the Income statement:
Cost of goods sold	4,302	4,006	3,952
Sales and distribution costs	7,961	7,240	6,063
Research and development costs	3,980	3,697	3,218
Administrative expenses	1,993	2,059	1,811
Licence fees and other operating income, net	1,510	1,337	1,280

Total included in the Income statement	19,746	18,339	16,324

Average number of full-time employees	31,499	29,423	27,985
Year-end number of full-time employees	32,136	30,014	28,809

DKK million	2011	2010	2009

Remuneration to Executive
Management:
Salary	35	32	30
Pension	9	8	8
Other benefits	1	1	1

Total	45	41	39

Fee to Board of Directors	9	7	7

Share-based payments are allocated in the joint pool with other members of the Senior Management Board. Please refer to note 29 and ‘Remuneration report’ in ‘Corporate governance, remuneration and leadership,’ pp 44 – 47, for further information on remuneration to the Board of Directors and Executive Management.

5 Fee to statutory auditors

DKK million	2011	2010	2009

Statutory audit	24	25	25
Audit-related services	5	6	6
Tax advisory services	13	15	13
Other services	3	4	3

Total fee to statutory auditors	45	50	47

6 Depreciation, amortisation and impairment losses

DKK million	2011	2010	2009

Included in the Income statement:
Cost of goods sold	1,880	1,832	1,851
Sales and distribution costs	95	60	43
Research and development costs	633	460	528
Administrative expenses	58	56	55
Licence fees and other operating income, net	71	59	74

Total depreciation, amortisation and impairment losses	2,737	2,467	2,551

Refer to notes 11 and 12 for the split between Intangible assets and Property, plant and equipment.

7 Financial income

DKK million	2011	2010	2009

Interest income	274	235	313
Foreign exchange gain (net)	–	86	62
Foreign exchange gain on derivatives (net)	240	61	–

Total financial income	514	382	375

8 Financial expenses

DKK million	2011	2010	2009

Interest expenses[1]	275	500	384
Foreign exchange loss (net)	256	–	–
Foreign exchange loss on derivatives (net)	–	–	95
Loss on currency options (net)	200	82	56
Capital loss on investments etc	27	23	16
Other financial expenses	95	46	52
Foreign exchange loss on derivatives transferred from Other comprehensive income (net)	106	1,406	662

Total financial expenses	959	2,057	1,265

1. Interest expenses include interest on tax cases ongoing or settled during the year.

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Notes – Consolidated financial statements	Consolidated financial statements

9 Taxes

DKK million	2011		2010		2009

Current tax on profit for the year	4,534		3,477		2,382
Deferred tax on profit for the year (note 20)	257		495		840

Tax on profit for the year	4,791		3,972		3,222
Adjustments related to previous years – current tax	277		504		(54)
Adjustments related to previous years – deferred tax	(240)		(593)		52

Income taxes in the Income statement	4,828		3,883		3,220

Computation of effective tax rate:
Statutory corporate income tax rate in Denmark	25.0%		25.0%		25.0%
Deviation in foreign subsidiaries’ tax rates compared with the Danish tax rate (net)	(3.0%	)	(2.5%	)	(2.2%	)
Non-taxable income less non-tax-deductible expenses (net)	(0.2%	)	(1.2%	)	0.2%
Other	0.2%		(0.1%	)	0.0%

Effective tax rate	22.0%		21.2%		23.0%

Tax on other comprehensive income for the year, (income)/expense (note 20)	(190)		(346)		25

Tax on other comprehensive income for the year relates to tax on deferred (gains)/losses on cash flow hedges and internal profit (note 20).

Income taxes paid
Income taxes paid in Denmark	2,825	1,826	792
Income taxes paid outside Denmark	2,566	1,610	1,206

Total income taxes paid	5,391	3,436	1,998

10 Earnings per share and dividend

DKK million		2011	2010	2009

Net profit for the year		17,097	14,403	10,768

Average number of shares outstanding	in 1,000 shares	565,433	580,438	599,197
Dilutive effect of outstanding share bonus pool and options ‘in the money’[1]	in 1,000 shares	4,699	5,039	5,126

Average number of shares outstanding, including dilutive effect of options ‘in the money’	in 1,000 shares	570,132	585,477	604,323

Basic earnings per share[1]	DKK	30.24	24.81	17.97
Diluted earnings per share[1]	DKK	29.99	24.60	17.82

1. For further information on outstanding share bonus pool and options, refer to notes 29 and 30.

Dividend
At the end of 2011, proposed dividends (not yet declared) of DKK 7,742 million (DKK 14.00 per share) are included in Retained earnings.

The declared dividend included in Retained earnings was DKK 5,700 million (DKK 10.00 per share) in 2010 and DKK 4,400 million (DKK 7.50 per share) in 2009. No dividend is declared on treasury shares.

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Notes – Consolidated financial statements	Consolidated financial statements

11 Intangible assets

DKK million	2011	2010

Cost at the beginning of the year	2,277	1,794
Additions during the year	259	487
Disposals during the year	(1)	(46)
Effect of exchange rate adjustment	3	42

Cost at the end of the year	2,538	2,277

Amortisation and impairment losses at the beginning of the year	819	757
Amortisation for the year	107	80
Impairment losses for the year	125	–
Amortisation and impairment losses reversed on disposals during the year	(1)	(41)
Effect of exchange rate adjustment	(1)	23

Amortisation and impairment losses at the end of the year	1,049	819

Carrying amount at the end of the year	1,489	1,458

Intangible assets primarily relate to patents and licences DKK 696 million (DKK 795 million in 2010), internally developed software DKK 518 million (DKK 412 million in 2010) and other intangible assets DKK 275 million (DKK 251 million in 2010). Historically Novo Nordisk’s growth has been organic without material acquisition of rights. Intangible assets not yet available for use amounts to DKK 980 million (DKK 978 million in 2010).

Impairment tests in 2011 and 2010 of assets not yet available for use were based upon Management’s projections and anticipated net present value of future cash flows from cash-generating units. Management has used a pre-tax discount rate (WACC) of 8% based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values used are based on the expected life of products, forecasted life cycle and cash flow over that period, and the useful life of the underlying assets. In 2011, an impairment loss of DKK 125 million (DKK 0 in 2010) related to patents has been recognised due to discontinuation of development projects.

Amortisation and impairment losses for the year are presented in the Income statement as follows:

DKK million	2011	2010

Cost of goods sold	47	42
Sales and distribution costs	35	13
Research and development costs	139	19
Licence fees and other operating income, net	11	6

Total amortisation and impairment losses for the year	232	80

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Notes – Consolidated financial statements	Consolidated financial statements

12 Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	Total

2011
Cost at the beginning of the year	13,598	17,243	2,861	4,516	38,218
Additions during the year	312	262	293	2,206	3,073
Disposals during the year	(228)	(522)	(167)	–	(917)
Transfer from/(to) other items	982	937	85	(2,004)	–
Effect of exchange rate adjustment	(64)	(75)	8	97	(34)

Cost at the end of the year	14,600	17,845	3,080	4,815	40,340

Depreciation and impairment losses at the beginning of the year	5,048	10,806	1,857	–	17,711
Depreciation for the year	623	1,471	289	–	2,383
Impairment losses for the year	29	93	–	–	122
Depreciation and impairment losses reversed on disposals during the year	(165)	(462)	(157)	–	(784)
Effect of exchange rate adjustment	(10)	(20)	7	–	(23)

Depreciation and impairment losses at the end of the year	5,525	11,888	1,996	–	19,409

Carrying amount at the end of the year	9,075	5,957	1,084	4,815	20,931

2010
Cost at the beginning of the year	12,855	16,709	2,740	2,907	35,211
Additions during the year	142	394	146	2,694	3,376
Disposals during the year	(35)	(830)	(156)	–	(1,021)
Transfer from/(to) other items	372	727	76	(1,175)	–
Effect of exchange rate adjustment	264	243	55	90	652

Cost at the end of the year	13,598	17,243	2,861	4,516	38,218

Depreciation and impairment losses at the beginning of the year	4,387	9,913	1,685	–	15,985
Depreciation for the year	581	1,453	285	–	2,319
Impairment losses for the year	37	30	1	–	68
Depreciation and impairment losses reversed on disposals during the year	(29)	(708)	(145)	–	(882)
Effect of exchange rate adjustment	72	118	31	–	221

Depreciation and impairment losses at the end of the year	5,048	10,806	1,857	–	17,711

Carrying amount at the end of the year	8,550	6,437	1,004	4,516	20,507

Depreciation and impairment losses for the year are presented in the Income statement as follows:

DKK million	2011	2010

Cost of goods sold	1,833	1,790
Sales and distribution costs	60	47
Research and development costs	494	441
Administrative expenses	58	56
Licence fees and other operating income, net	60	53

Total depreciation and impairment losses for the year	2,505	2,387

13 Investments in associated companies

Investments in associated companies relates to Harno Invest A/S (formerly Dako A/S) only. The carrying amount at 31 December 2011 amounts to DKK 39 million (DKK 43 million in 2010) based on the 2010 annual report of Harno Invest A/S. Public accounting information for 2011 is not yet available. There have not been any changes related to investments in associated companies during the year.

In 2010, Novo Nordisk sold its 22,143,320 shares in ZymoGenetics, Inc. at a price of USD 9.75 per share. The sale resulted in non-recurring income of DKK 1,092 million. The income from the transaction is exempt from tax charges under applicable Danish tax laws. Also during 2010, Novo Nordisk transferred Innate Pharma SA to Other financial assets as Novo Nordisk no longer holds any significant influence in the company.

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Notes – Consolidated financial statements	Consolidated financial statements

14 Financial assets and liabilities

DKK million	Available- for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total

2011
Other financial assets	191		43		234
Trade receivables (note 16)			9,349		9,349
Other receivables (note 17)			2,376		2,376
– less prepayments (note 17)			(935)		(935)
Marketable securities (bonds)[1]	4,094				4,094
Derivative financial instruments (note 28)		48			48
Cash at bank and in hand				13,408	13,408

Total financial assets at the end of the year	4,285	48	10,833	13,408	28,574

DKK million	Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total

Loans (note 19)		502		502
Current debt (note 19)		351		351
Trade payables		3,291		3,291
Other liabilities (note 23)		8,534		8,534
– less taxes and duties payable (note 23)		(537)		(537)
Derivative financial instruments (note 28)	184		1,308	1,492

Total financial liabilities at the end of the year	184	12,141	1,308	13,633

DKK million	Available- for-sale financial assets at fair value	Financial assets measured at fair value through the Income statement	Loans and receivables	Cash and cash equivalents	Total

2010
Other financial assets	216		38		254
Trade receivables (note 16)			8,500		8,500
Other receivables (note 17)			2,403		2,403
– less prepayments (note 17)			(617)		(617)
Marketable securities (bonds)	3,926				3,926
Derivative financial instruments (note 28)		108			108
Cash at bank and in hand				12,017	12,017

Total financial assets at the end of the year	4,142	108	10,324	12,017	26,591

DKK million	Financial liabilities measured at fair value through the Income statement	Financial liabilities measured at amortised cost	Financial liabilities measured at fair value through Other comprehensive income	Total

Loans (note 19)		504		504
Current debt (note 19)		562		562
Trade payables		2,906		2,906
Other liabilities (note 23)		7,954		7,954
– less taxes and duties payable (note 23)		(318)		(318)
Derivative financial instruments (note 28)	446		712	1,158

Total financial liabilities at the end of the year	446	11,608	712	12,766

1.	Danish AAA-rated mortgage bonds issued by Danish credit institutions governed by the Danish Financial Supervisory Authority of DKK 4,083 million (DKK 3,857 million in 2010), refer to note 27. Redemption yield on the bond portfolio is 1.18%. In addition Novo Nordisk owns nominal EUR 1.5 million (EUR 9 million in 2010) corresponding to DKK 11 million (DKK 69 million in 2010) of Greek zero-coupon state bonds related to the settlement in 2010 of overdue hospital accounts receivable.

For a description of the credit quality of financial assets such as Trade receivables, Cash at bank and in hand, Marketable securities, and Current debt and Derivative financial instruments, refer to notes 27 and 28.

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Notes – Consolidated financial statements	Consolidated financial statements

14 Financial assets and liabilities (continued)

Maturity analysis
DKK million	Equity investments	Maturity < 1 year	Maturity > 1 year < 5 years	Maturity > 5 years	Total

2011
Other financial assets	191			43	234
Trade receivables (note 16)		9,349			9,349
Other receivables (note 17)		2,376			2,376
– less prepayments (note 17)		(935)			(935)
Marketable securities (bonds)		2,311	1,783		4,094
Derivative financial instruments (note 28)		48			48
Cash at bank and in hand		13,408			13,408

Total assets at the end of the year by maturity	191	26,557	1,783	43	28,574

Loans (note 19)			196	306	502
Current debt (note 19)		351			351
Trade payables		3,291			3,291
Other liabilities (note 23)		8,534			8,534
– less taxes and duties payable (note 23)		(537)			(537)
Derivative financial instruments (note 28)		1,400	92		1,492

Total liabilities at the end of the year by maturity		13,039	288	306	13,633

2010
Other financial assets	216			38	254
Trade receivables (note 16)		8,500			8,500
Other receivables (note 17)		2,403			2,403
– less prepayments (note 17)		(617)			(617)
Marketable securities (bonds)		3,174	752		3,926
Derivative financial instruments (note 28)		108			108
Cash at bank and in hand		12,017			12,017

Total assets at the end of the year by maturity	216	25,585	752	38	26,591

Loans (note 19)			145	359	504
Current debt (note 19)		562			562
Trade payables		2,906			2,906
Other liabilities (note 23)		7,954			7,954
– less taxes and duties payable (note 23)		(318)			(318)
Derivative financial instruments (note 28)		1,020	138		1,158

Total liabilities at the end of the year by maturity		12,124	283	359	12,766

Fair value measurement hierarchy
Financial assets and liabilities measured in the Balance sheet at fair value can be categorised using the fair value measurement hierarchy below. There have not been any transfers between the categories ’Active market data’ and ’Directly or indirectly observable market data’ during 2011 or 2010.

DKK million	Active market data	Directly or indirectly observable market data	Not based on observable market data	Total

2011
Total financial assets	4,153	48	132	4,333

Total financial liabilities	–	1,492	–	1,492

2010
Total financial assets	3,983	108	159	4,250

Total financial liabilities	–	1,158	–	1,158

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Notes – Consolidated financial statements	Consolidated financial statements

15 Inventories

DKK million	2011	2010

Raw materials	1,432	1,378
Work in progress	5,035	6,344
Finished goods	3,781	3,268

Total inventories (gross)	10,248	10,990
Inventory write-downs at year-end	815	1,301

Total inventories (net)	9,433	9,689

Indirect production costs included in work
in progress and finished goods (net)	5,125	5,090

The movements in the inventory write-downs
can be specified as follows:
Inventory write-downs at the beginning of the year	1,301	724
Inventory write-downs during the year	303	832
Utilisation of inventory write-downs	(500)	(139)
Reversal of inventory write-downs	(289)	(116)

Inventory write-downs at the end of the year	815	1,301

16 Trade receivables

DKK million	2011	2010

Trade receivables (gross)	10,241	9,127
Allowances at the end of the year	892	627

Trade receivables (net)	9,349	8,500

Trade receivables (net) are equal to an average credit period of 51 days (51 days in 2010).

Trade receivables can be specified as follows:
Non-impaired trade receivables
– Not yet due	8,503	7,425
– Overdue by between 1 and 179 days	712	727
– Overdue by between 180 and 359 days	134	128
– Overdue by more than 360 days	0	220

Total exposure to credit risk	9,349	8,500
Allowances for trade receivables[1]	892	627

Trade receivables (gross)	10,241	9,127

Allowances for doubtful receivables can be
specified as follows:
Carrying amount at the beginning of the year	627	600
Confirmed losses	(66)	(14)
Reversal of allowances for possible losses	(18)	(141)
Allowances for possible losses during the year	361	164
Effect of exchange rate adjustment	(12)	18

Carrying amount at the end of the year	892	627

1.	Refer to segment note on p 67 for disclosure of Trade receivables and allowance for trade receivables per region. For further description of credit risk in the Eurozone, please refer to note 27 p 80.

17 Other receivables and prepayments

DKK million	2011	2010

Prepayments[1]	935	617
Interest receivable	113	97
Amounts owed by related parties	88	111
Deposit	558	455
VAT receivable	122	474
Other receivables[2]	560	649

Total other current assets	2,376	2,403

1.	Comprises prepayments to ongoing research and development activities and payments made concerning subsequent financial years etc.
2.	Other receivables comprise miscellaneous duties and work in progress for third parties etc.

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Notes – Consolidated financial statements	Consolidated financial statements

18 Share capital

DKK million	A share capital	B share capital	Total share capital

Development in share capital:
2007	107	540	647
2008	–	(13)	(13)
2009	–	(14)	(14)
2010	–	(20)	(20)

At the beginning of the year	107	493	600
2011	–	(20)	(20)

At the end of the year	107	473	580

At the end of 2011, the share capital amounted to DKK 107 million in A share capital (equal to 107 million A shares of DKK 1) and DKK 473 million in B share capital (equal to 473 million B shares of DKK 1).

Treasury shares

						2011	2010
	Market value DKK million	As % of share capital before cancellation		As % of share capital after cancellation		Number of B Shares of DKK1 (million)	Number of B Shares of DKK1 (million)

Holding at the beginning of the year	17,742	4.7%				28	32
Cancellation of treasury shares	(12,580)	(3.3%	)			(20)	(20)

Holding of treasury shares, adjusted for cancellation	5,162	1.4%		1.4%		8	12
Purchase during the year	10,839			3.2%		18	20
Sale during the year	(244)			(0.4%	)	(2)	(4)
Value adjustment	374					–	–

Holding at the end of the year	16,131			4.2%		24	28

Purchase of treasury shares during the year relates to the DKK 12 billion share repurchase programme for 2011 of Novo Nordisk B shares. The purpose of the programme was a reduction of the company’s share capital. Sale of treasury shares relates to exercised share options, long-term share-based incentive programme, employee share savings programmes and employee shares. In addition to the purchased treasury shares during 2011 totalling DKK 10,839 million, share transactions with a value of DKK 98 million in late December were due in early January 2012.

At the end of the year 4.7 million shares of the treasury B shareholding are regarded as hedges for the long-term share-based incentive programme and share options to employees.

19 Debt

DKK million	2011	2010

Loans[1]	502	1,009
Current debt (bank overdrafts)	351	57
Derivative financial instruments	1,492	1,158

Total debt	2,345	2,224

The debt is denominated in the following
currencies:
DKK	82	76
EUR	501	506
USD	983	1,022
JPY	404	582
Other currencies	375	38

Total debt	2,345	2,224

1.	Terms to maturity between 2016 and 2022 and with a weighted average interest rate of 0.97%.

20 Deferred income tax assets and liabilities

DKK million	2011	2010

At the beginning of the year	(1,018)	(1,555)
Deferred tax on profit for the year	(257)	(495)
Adjustment relating to previous years	240	593
Deferred tax on items recognised in
Other comprehensive income	190	346
Exchange rate adjustments	53	93

Total deferred tax assets/(liabilities), net	(792)	(1,018)

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Notes – Consolidated financial statements	Consolidated financial statements

20 Deferred income tax assets and liabilities (continued)

DKK million	Property, plant and equipment	Intangible assets	Indirect production costs	Internal profit	Trade receivables	Tax-loss carry- forward	Other	Offset within countries	Total

2011
Net deferred tax asset/(liability) at 1 January 2011	(1,279)	545	(1,272)	2,703	49	113	(1,877)	–	(1,018)
Income/(charge) to the Income statement	227	(316)	(9)	136	70	(21)	(104)		(17)
Income/(charge) to Other comprehensive income				41			149		190
Exchange rate adjustment	(8)	15	0	0	(2)	(5)	53		53

Net deferred tax asset/(liability)
at 31 December 2011	(1,060)	244	(1,281)	2,880	117	87	(1,779)	–	(792)

Specified as follows:
Deferred tax asset at 31 December 2011	173	550	–	2,880	117	87	863	(2,256)	2,414
Deferred tax liability at 31 December 2011	(1,233)	(306)	(1,281)	–	–	–	(2,642)	2,256	(3,206)

2010
Net deferred tax asset/(liability) at 1 January 2010	(1,267)	470	(1,262)	2,106	101	44	(1,747)	–	(1,555)
Income/(charge) to the Income statement	(14)	(15)	(10)	426	(54)	61	(296)		98
Income/(charge) to Other comprehensive income				171			175		346
Exchange rate adjustment	2	90	0	0	2	8	(9)		93

Net deferred tax asset/(liability)
at 31 December 2010	(1,279)	545	(1,272)	2,703	49	113	(1,877)	–	(1,018)

Specified as follows:
Deferred tax asset at 31 December 2010	189	549	0	2,703	49	113	478	(2,234)	1,847
Deferred tax liability at 31 December 2010	(1,468)	(4)	(1,272)	0	0	0	(2,355)	2,234	(2,865)

Tax-loss carry-forward

Further to the above, the tax value of tax-loss carry-forward of DKK 221 million (DKK 176 million in 2010) has not been recognised in the Balance sheet due to the likelihood that the tax losses will not be realised in the future. Of the unrecognised tax-loss carry-forward, DKK 2 million expires within one year, DKK 3 million between two to five years and DKK 216 million after more than five years.

21 Retirement benefit obligations

Most employees in the Group are covered by post-employment retirement plans, primarily in the form of defined contribution plans but in a few cases in the form of defined benefit plans. Group companies sponsor these plans either directly or by contributing to independently administered funds. The nature of such plans varies according to the legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed, and the benefits are generally based on the employees’ remuneration and years of service. The obligations relate both to existing retirees’ pensions and to pension entitlements of future retirees.

The Group’s defined benefit plans are primarily located in Japan, Germany, the US and Switzerland. Post-employment benefit plans are usually funded by payments from Group companies and by employees to funds independent of the Group. Where a plan is unfunded, a liability for the retirement obligation is recognised in the Balance sheet. In accordance with the Accounting policies, the costs recognised for post-employment benefits are included in Cost of goods sold, Sales and distribution costs, Research and development costs, and Administrative expenses.

Other post-employment benefits consist mostly of post-retirement healthcare plans, principally in the US. The following shows a five-year summary reflecting the funding of retirement obligations and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities.

DKK million	2011	2010	2009	2008	2007

Retirement benefit obligations	1,363	1,452	1,063	1,103	885
Fair value of plan assets	(859)	(766)	(620)	(649)	(566)

Net unfunded retirement benefit obligations	504	686	443	454	319
Unrecognised actuarial gains/(losses)[1]	(65)	(117)	13	(35)	43

Net retirement benefit obligations recognised in the Balance sheet	439	569	456	419	362

1. Actuarial gains/(losses) on plan assets and plan liabilities for the year are predominantly related to actuarial adjustments while experience adjustments are immaterial.

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Notes – Consolidated financial statements	Consolidated financial statements

21 Retirement benefit obligations (continued)

DKK million			2011	2010

	Pension	Medical
	plans	benefits	Total	Total

Retirement benefit obligations
At the beginning of the year	1,138	314	1,452	1,063
Current service costs	115	40	155	137
Interest costs	36	16	52	50
Actuarial (gains)/losses	(65)	36	(29)	107
Past service costs	0	(27)	(27)	(1)
Benefits paid	(71)	(4)	(75)	(32)
Curtailments[1]	(97)	(144)	(241)	–
Exchange rate adjustment	36	7	43	115
Other	33	0	33	13

At the end of the year	1,125	238	1,363 [2]	1,452

1.	Curtailment relates to changes in defined benefit plans in Japan and US in 2011.
2.	Present value of partly funded retirement benefit obligations amounts to DKK 1,071 million (DKK 1,070 million in 2010). Present value of unfunded retirement benefit obligations amounts to DKK 292 million (DKK 382 million in 2010).
DKK million	2011	2010

Fair value of plan assets
At the beginning of the year	766	620
Expected return on plan assets	28	26
Actuarial gains/(losses)	(20)	(13)
Employer contributions	128	84
Benefits paid to employees	(75)	(19)
Exchange rate adjustment	20	62
Other	12	6

At the end of the year	859	766

DKK million	2011	2010

Net retirement benefit obligations recognised in the Balance sheet
Net unfunded retirement benefit obligations	504	686
Unrecognised actuarial gains/(losses)
on pension plans (net)	(82)	(144)
Unrecognised actuarial gains/(losses)
on post-employment medical benefits (net)	(12)	24
Unrecognised past service costs	29	3

At the end of the year	439	569

Amount recognised in the Balance sheet is reported as Non-current liabilities.

DKK million	2011	2010

Net retirement benefit obligations
At the beginning of the year	569	456
Recognised in the Statement of
comprehensive income	(2)	210
Employer contributions	(128)	(84)
Benefit paid to employees (net)	–	(13)

At the end of the year	439	569

DKK million	2011	2010	2009

Costs recognised in the Income statement for the year
Current service costs	155	137	118
Interest costs	52	50	45
Expected return on plan assets[1]	(28)	(26)	(20)
Actuarial (gains)/losses	17	(11)	30
Curtailment	(241)	–	(20)
Past service costs	(1)	–	(1)
Other	21	7	–

Total charge to Income statement	(25)	157	152
Costs recognised in Other
comprehensive income for the year
Effect of exchange rate adjustment	23	53	–

Total charge to the Statement of
comprehensive income	(2)	210	152

The costs are recognised in the
Income statement as employee costs
by function and consist of:
Defined benefit pension plans	80	137	107
Post-employment medical benefits	(82)	73	45

1.	Actual return on plan assets was a gain of DKK 8 million in 2011 (a gain of DKK 13 million in 2010).

Novo Nordisk expects to contribute approximately DKK 90 million to its defined benefit plans in 2012 (actual DKK 128 million in 2011).

		2011		2010

	DKK		DKK
	million	%	million	%

Weighted average asset allocation of funded retirement obligations

Coverage insurance[1]	575	67%	522	68%
Equities	49	5%	83	11%
Bonds	152	18%	88	12%
Cash at bank	75	9%	63	8%
Property	8	1%	10	1%

Total	859	100%	766	100%

1.	Novo Nordisk’s defined benefit payments in Germany and Switzerland are reimbursed by the international insurer Allianz regardless of the value of the plan assets. The only risk related to the pension in these countries is therefore counter-party risk against Allianz.
	2011	2010

The assumptions used for valuation of defined benefit plans and post-employment medical benefits are as follows
Discount rate	4%	4%
Projected return on plan assets	3%	3%
Projected future remuneration increases	2%	2%
Medical cost trend rate	3%	5%
Inflation rate	2%	2%

Actuarial valuations are performed annually for all major defined benefit plans. The overall expected rate of return is determined based on low-risk investments in bonds in the relevant currencies.

The effect of a 1 percentage point increase or decrease in the medical cost trend rate would have an effect of below DKK 10 million (DKK 22 million in 2010) on the service costs and the defined benefit obligation for the Group.

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Notes – Consolidated financial statements	Consolidated financial statements

22 Provisions

DKK million	Provisions for sales rebates	Provisions for product returns[1]	Provision for legal disputes[2]	Other provisions[3]	2011 Total	2010 Total

At the beginning of the year	4,364	534	1,371	398	6,667	4,398
Additional provisions, including increases to existing provisions	9,314	241	795	161	10,511	8,121
Amount used during the year	(7,787)	(247)	(151)	(43)	(8,228)	(5,914)
Adjustments, including unused amounts reversed during the year	(328)	22	(445)	(31)	(782)	(221)
Effect of exchange rate adjustment	103	5	(16)	4	96	283

At the end of the year	5,666	555	1,554	489	8,264	6,667

Non-current	–	333	1,554	437	2,324	2,023
Current	5,666	222	–	52	5,940	4,644

Total provisions	5,666	555	1,554	489	8,264	6,667

1. Novo Nordisk issues credit notes for expired goods as a part of normal business. Consequently, a provision for future returns is made based on historical statistical product returns, which represents Management’s best estimate.
2. Provisions for legal disputes represent Management’s best estimate. Please refer to note 31 for further information on commitments and contingencies.
3. Other provisions consist of various types of provisions including employee benefits such as jubilee benefits etc.

23 Other liabilities

DKK million	2011	2010

Employee costs payable	3,369	3,042
Accruals	2,992	3,059
Taxes and duties payable	537	318
R&D clinical trials	211	354
Other payables[1]	1,425	1,181

Total other liabilities	8,534	7,954

1. Other payables primarily consist of accruals related to royalty payments, deferred income and interest accruals etc.

24 Adjustments for non-cash items

DKK million	2011	2010	2009

Reversals of non-cash income statement items
Income taxes (note 9)	4,828	3,883	3,220
Depreciation, amortisation and impairment losses (note 6)	2,737	2,467	2,551
Interest income and interest expenses, net (notes 7, 8)	1	265	71
Share-based payment costs (note 29)	319	463	259
Share of (profit)/loss in associated companies	4	(1,070)	55

Changes in non-cash balance sheet items
Increase/(decrease) in provisions and retirement benefit obligations (notes 21, 22)	1,467	2,382	649

Other adjustments
(Gains)/losses from sale of property, plant and equipment	(3)	71	(3)
Unrealised (gain)/loss from marketable securities	28	(43)	21
Other, including difference between average and year-end exchange rate,
unrealised exchange (gain)/loss etc	(264)	31	(122)

Total adjustments for non-cash items	9,117	8,449	6,701

25 Change in working capital

DKK million	2011	2010	2009

Trade receivables	(849)	(1,437)	(482)
Other receivables and prepayments	27	(441)	(258)
Inventories	256	327	(405)
Trade payables	385	664	(39)
Other liabilities	580	1,141	960
Exchange rate adjustments	35	43	(55)

Total change in working capital	434	297	(279)

26 Cash and cash equivalents

DKK million	2011	2010	2009

Cash at bank and in hand	13,408	12,017	11,296
Bank overdrafts (note 19)	(351)	(57)	(262)

Cash and cash equivalents at the end of the year	13,057	11,960	11,034

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Notes – Consolidated financial statements	Consolidated financial statements

27   Financial risk

Novo Nordisk has centralised the management of the Group’s financial risks. The overall objectives and policies for the company’s financial risk management are outlined in an internal Treasury Policy, which is approved by the Board of Directors. The Treasury Policy consists of the Foreign Exchange Policy, the Investment Policy, the Financing Policy and the Policy regarding Credit Risk on Financial Counterparts, and includes a description of permitted financial instruments and risk limits.

Novo Nordisk only hedges commercial exposures and consequently does not enter into derivative transactions for trading or speculative purposes. Novo Nordisk uses a fully integrated Treasury Management System to manage all financial positions. All positions are marked-to-market based on real-time quotes and risk is assessed using generally accepted standards.

Foreign exchange risk
Foreign exchange risk is the principal financial risk for Novo Nordisk and as such has a significant impact on the Income statement and Other comprehensive income, the Balance sheet and the Statement of cash flows.

The majority of Novo Nordisk’s sales are in EUR, USD, JPY, CNY and GBP. Consequently, Novo Nordisk’s foreign exchange risk is most significant in USD, JPY, CNY and GBP, while the EUR exchange rate risk is regarded as low due to the Danish fixed-rate policy towards EUR.

The overall objective of foreign exchange risk management is to limit the short-term negative impact on earnings and cash flow from exchange rate fluctuations, thereby increasing the predictability of the financial results.

Novo Nordisk hedges existing assets and liabilities in key currencies as well as future expected cash flows up to a maximum of 24 months forward. During 2011, the hedging horizon has varied between 10 and 15 months for USD, JPY, CNY and GBP. Currency hedging is based upon expectations of future exchange rates and mainly uses foreign exchange forwards and foreign exchange options matching the due dates of the hedged items. Expected cash flows are continually assessed using historical inflows, budgets and monthly sales forecasts. Hedge effectiveness is assessed on a regular basis.

Key currencies:

Exchange rate
DKK per 100	USD	JPY	CNY	GBP

2011
Average	536	6.73	83	859
End of year	575	7.42	91	890
Year-end change	2.5%	7.7%	7.1%	2.7%

2010
Average	562	6.42	83	869
End of year	561	6.89	85	867
Year-end change	8.1%	22.6%	11.8%	5.3%

The financial contracts existing at the end of the year cover the expected future cash flow for the following number of months:

DKK million	2011	2010

USD	12 months	15 months
JPY	12 months	14 months
CNY[1]	12 months	12 months
GBP	12 months	10 months

1. USD used as proxy when hedging Novo Nordisk’s CNY currency exposure.

Foreign exchange sensitivity analysis:

A 5% increase/decrease in the following currencies will impact Novo Nordisk’s operating profit as outlined in the table below:

DKK million	Estimated for 2012	2011

USD	775	620
JPY	170	155
CNY	100	120
GBP	75	85

A 5% increase/decrease in all other currencies versus EUR and DKK would affect the hedging instruments’ impact on Other comprehensive income and Income statement as outlined in the table below:

DKK million	5% increase in all currencies against DKK and EUR	5% decrease in all currencies against DKK and EUR

2011
Other comprehensive income	(1,011)	1,026
Income statement	54	(38)

Total	(957)	988

2010
Other comprehensive income	(862)	893
Income statement	93	(38)

Total	(769)	855

The higher foreign exchange sensitivities in 2011, compared with 2010, are primarily a result of higher expected future cash flow, which outweighs the lower covers for USD and JPY as described above.

The financial instruments included in the foreign exchange sensitivity analysis are the Group’s Cash, Trade receivables and Trade payables, Current and non-current loans, Current and non-current financial investments, Foreign exchange forwards and Foreign exchange options hedging transaction exposure, Interest rate swaps and Cross-currency swaps.

Not included are anticipated currency transactions, Investments and Non-current assets.

Novo Nordisk only hedges invested equity in major foreign affiliates to a very limited extent. Equity hedging takes place using long-term cross-currency swaps. At the end of 2011, hedged equity represented 13% of the Group’s JPY equity. At the end of 2010, 15% of the Group’s JPY equity was hedged.

Interest rate risk
In general, DKK and EUR interest rates declined in 2011. The Danish two-year interest rate was 1.08% at the end of 2011, down from 1.85% at the end of 2010. The three-month Cibor interest rate was 1.00% at the end of 2011, down from 1.21% at the end of 2010.

Changes in interest rates affect Novo Nordisk’s financial instruments. At the end of 2011, an increase in the interest rate level of 1 percentage point would, all else being equal, result in a decrease in the fair value of Novo Nordisk’s financial instruments of DKK 17 million (a decrease in the fair value of DKK 8 million in 2010).

The financial instruments included in the sensitivity analysis consist of Marketable securities, Deposits, Current and non-current loans, Interest rate swaps and Cross-currency swaps. Not included are Foreign exchange forwards and Foreign exchange options due to the limited effect that a parallel shift in interest rates in all currencies has on these instruments.

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Notes – Consolidated financial statements	Consolidated financial statements

27   Financial risk (continued)

Liquidity risk
Novo Nordisk ensures availability of required liquidity through a combination of cash management, highly liquid investment portfolios and uncommitted as well as committed facilities. Novo Nordisk uses cash pools for optimisation and centralisation of cash management. For non-cash pool affiliates, surplus cash above the balance required for working capital management is deposited centrally.

Credit risk
Credit risk arises from the possibility that counterparties to transactions may default on their obligations causing financial losses for the Group. Novo Nordisk considers its maximum credit risk on financial assets to be DKK 17,550 million (2010: DKK 16,051 million) and DKK 11,024 million (2010: DKK 10,540 million) on Trade receivables, Other receivables less prepayments and Other financial assets (refer to note 14 for details of the Group’s total financial assets).

To manage credit risk on financial counterparties, Novo Nordisk only enters into derivative financial contracts and money market deposits with financial counterparties possessing a satisfactory long-term credit rating from both Standard and Poor’s and Moody’s. Furthermore, maximum credit lines defined for each counterparty diversify the overall counterparty risk. The credit risk on bonds is limited as investments are made in highly liquid bonds with solid credit ratings. The table to the right shows Novo Nordisk’s credit exposure on cash, fixed income marketable securities and financial derivatives.

Credit exposure on Cash at bank or in hand, Marketable securities and Derivative financial instruments (market value)

DKK million	Cash at bank or in hand	Marketable securities	Derivative financial instruments	Total

2011
AAA-range		4,083		4,083
AA-range	6,223		16	6,239
A-range	7,156		32	7,188
Not rated or below A-range	29	11		40

Total	13,408	4,094	48	17,550

2010
AAA-range		3,857		3,857
AA-range	4,739		44	4,783
A-range	7,233		64	7,297
Not rated or below A-range	45	69		114

Total	12,017	3,926	108	16,051

Credit risk on Trade receivables and Other receivables and prepayments is less material as Novo Nordisk has no significant concentration of credit risk, with exposure being spread over a large number of counterparties and customers. However, due to the troubled economic climate in the Eurozone, the group has increased its focus on the development in the outstanding trade receivables from this region (please refer to note 2 for split on allowance for trade receivables by geographical segments).

Capital structure
Novo Nordisk’s capital structure is characterised by a substantial equity ratio. This is in line with the general capital structure of the pharmaceutical industry and reflects the inherent long-term investment horizons in an industry with typically more than 10 years’ development time for pharmaceutical products. Novo Nordisk’s equity ratio, calculated as equity to total liabilities, was 57.9% at the end of the year (60.2% at the end of 2010).

28   Derivative financial instruments

Novo Nordisk uses a number of derivatives to hedge currency exposure. Novo Nordisk’s currency-hedging activities are categorised into hedging of forecast transactions (cash flow hedges), hedging of assets and liabilities (fair value hedges), and hedging of net investments. None of the derivatives are held for trading. However, not all derivatives are designated for hedge accounting.

Total hedging activities
The table below summarises the fair values of all the hedging activities of Novo Nordisk.

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Currency-related instruments
Forward contracts, cash flow hedges	18,906		1,256	16,538		658
Currency options, cash flow hedges	4,805	116		5,929	108
Cross-currency swaps, cash flow hedges				818		20
Forward contracts, fair value hedges	2,534		176	2,318		411
Cross-currency swaps, net investment hedges	166		56	166		40

Total currency-related instruments	26,411	116	1,488	25,769	108	1,129

Interest-related instruments
Interest rate swaps, cash flow hedges	250		4	561		29

Total interest-related instruments	250	–	4	561	–	29

Total derivatives included in:
Derivative financial instruments (current assets)		48			108
Derivative financial instruments (current liabilities)			1,492			1,158
Equity, Other reserves		68

Total hedging activities	26,661	116	1,492	26,330	108	1,158

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Notes – Consolidated financial statements	Consolidated financial statements

28   Derivative financial instruments (continued)

Hedging of forecast transactions (cash flow hedge)
The table below shows the fair value of cash flow-hedging activities for 2011 and 2010 specified by hedging instrument and the major currencies. The fair value of the financial instruments qualifying for hedge accounting is recognised directly in Other comprehensive income until the hedged items affect the Income statement. At year-end, a loss of DKK 1,184 million is deferred via Other comprehensive income (a net loss of DKK 672 million in 2010). The fair values of the financial instruments not qualifying for hedge accounting are recognised directly in the Income statement.

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Hedging of forecast transactions qualifying for hedge accounting
USD	14,250		896	11,264		292
JPY	2,763		276	3,605		355
GBP	1,314		59	1,063
Other	579		25	606		11

Total forward contracts (forecasted cash flow)	18,906	–	1,256	16,538	–	658

USD	4,007	66		4,103
JPY	798	2

Total currency options[1] (forecasted cash flow)	4,805	68	–	4,103	–	–

EUR / USD				504		4

Total cross-currency swaps (variable payments
on debt instruments)	–	–	–	504	–	4

EUR / EUR	250		(4)	251		10

Total interest rate swaps (variable payments
on debt instruments)	250	–	(4)	251	–	10

Total cash flow hedges for which hedge
accounting is applied	23,961	68	1,252	21,396	–	672

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Other forecast transaction hedges for which hedge accounting is not applied
USD[2]		46		1,826	108
JPY[2]		2

Total currency options	–	48	–	1,826	108	–

EUR / USD[3]						3
JPY/ DKK				314		13

Total cross-currency swaps	–	–	–	314	–	16

DKK / DKK				310		11
EUR / EUR[3]			8			8

Total interest rate swaps	–	–	8	310	–	19

Total cash flow hedges for which hedge accounting is not applied	–	48	8	2,450	108	35

Total contracts of forecast transactions	23,961	116	1,260	23,846	108	707

1.	A positive value of DKK 68 million qualifying for hedge accounting has been realised during 2011 and is recognised directly under Other comprehensive income until the hedged items affect the Income statement. Contract amount at year-end relates to options not yet realised. As the time value of options does not qualify for hedge accounting that part is presented in the table below.
2.	The positive value represents the time value of the options for which hedge accounting cannot be applied.
3.	The contract value is disclosed in the table above. The negative fair value is related to the period before hedge accounting was applied.

The maturity of the swaps existing at the end of 2011 is December 2012 (December 2011 and December 2012 at the end of 2010).

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Notes – Consolidated financial statements	Consolidated financial statements

28   Derivative financial instruments (continued)

Hedging of assets and liabilities (fair value hedge)
The table below shows the fair value of fair value-hedging activities for 2011 and 2010 specified by hedging instrument and the major currencies. All changes in fair values are recognised in the Income statement, amounting to a loss of DKK 176 million in 2011 (a net loss of DKK 411 million in 2010). As the hedges are highly effective, the net gain or loss on the hedged items is similar to the net loss or gain on the hedging instruments.

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

USD	478		81	890		225
JPY	731		72	647		166
GBP	376		7	262		7
Other	949		16	519		13

Total forward contracts	2,534	–	176	2,318	–	411

Total hedging of assets and liabilities	2,534	–	176	2,318	–	411

The financial contracts existing at the end of the year hedge the currency exposure on assets and liabilities in the Group’s major currencies other than DKK and EUR, ie primarily assets and liabilities in USD, JPY and GBP. Other comprises AUD at DKK 399 million (DKK 161 million in 2010), CAD at DKK 170 million (DKK 0 in 2010) and PLN at DKK 380 million (DKK 358 million in 2010).

Hedging of net investments in foreign subsidiaries (net investment hedge)
The table below shows the fair value of hedging activities relating to net investments in foreign subsidiaries for 2011 and 2010 specified by hedging instrument and the major currencies. All changes in fair values relating to currency are recognised directly in Other comprehensive income.

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Total cross-currency swap JPY/DKK	166		56	166		40

Total hedging of net investments in foreign subsidiaries	166	–	56	166	–	40

The maturity of the swap existing at the end of 2011 is November 2012 (November 2012 at the end of 2010). The financial contract existing at the end of the year hedge 13% (15% in 2010) of the net investments in JPY. No other net investments have been hedged.

Presentation in the Income statement and Other comprehensive income
The fair value adjustments are recognised as follows:

	2011			2010

DKK million	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end	Contract amount at year-end	Positive fair value at year-end	Negative fair value at year-end

Fair value through the Income statement
Cash flow hedges for which hedge accounting is not applied		48	8		108	35
Fair value hedges			176			411

Total fair value adjustments through the Income statement	–	48	184	–	108	446

Fair value through Other comprehensive income
Cash flow hedges for which hedge accounting is applied		68	1,252			672
Net investment hedges (included in exchange rate adjustment)			56			40

Total fair value adjustments through
Other comprehensive income	–	68	1,308	–	–	712

Total fair value adjustments	–	116	1,492	–	108	1,158

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Notes – Consolidated financial statements	Consolidated financial statements

29   Share-based payment schemes

DKK million	2011	2010	2009

Employee shares	96	241	49
Long-term share-based incentive programme (Senior Management Board)	57	64	54
Long-term share-based incentive programme and share options (Management group below Senior Management Board)[1]	166	158	156

Share-based payment expensed in the Income statement	319	463	259

1.	Includes long-term share-based incentive programme for 2007–2011 and share option programme for 2006.

Employee shares
In 2010, a general employee share programme was implemented in Denmark with exercise in 2010. Outside Denmark the programme was structured as share options with the same initial benefit per employee as in Denmark. The cost of the programme outside Denmark is amortised over the period 2010–2013.

Long-term share-based incentive programme
For a description of the programme, please refer to the ‘Remuneration report’ in the section ‘Corporate governance, remuneration and leadership’, pp 44 – 47.

On 1 February 2012, The Board of Directors approved the establishment of a joint pool, for members of the Senior Management Board, for the financial year 2011 by allocating a total of 89,712 Novo Nordisk B shares. This allocation amounts on average to 6.5 months fixed base salary plus pension contribution per participant, corresponding to a value at launch of the programme of DKK 57 million. This amount was expensed in 2011. The share price used for the conversion was the average share price (DKK 634) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the period 2–16 February 2011. Based on the split of participants when the joint pool was established, approximately 30% of the pool will be allocated to members of Executive Management and 70% to other members of the Senior Management Board.

The shares allocated to the joint pool for 2008 (166,302 shares), corresponding to a value at launch of the programme of DKK 55 million expensed in 2008, were released to the individual participants subsequent to the approval of the Annual Report 2011 by the Board of Directors and after the announcement on 2 February 2012 of the 2011 full year financial results.

For the management group below the Senior Management Board, a share-based incentive programme with similar performance criteria was introduced in 2007.

The shares allocated to the joint pool for 2008 (508,944 shares), corresponding to a value at launch of the programme of DKK 181 million amortised over the period 2008 –2011, were released to the individual participants subsequent to the approval of the Annual Report 2011 by the Board of Directors and after the announcement on 2 February 2012 of the 2011 full year financial results. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants had left the company before the release conditions of the programme were met.

For 2009, this group consisted of about 675 employees. The allocation to the joint pool was DKK 186 million, corresponding to 605,218 shares. The cost of this allocation will be amortised over the period 2009–2012.

For 2010, this group consisted of about 700 employees. The allocation to the joint pool was DKK 208 million, corresponding to 548,936 shares. The cost of this allocation will be amortised over the period 2010–2013.

For 2011, this group consisted of about 740 employees. The allocation to the joint pool was DKK 188 million, corresponding to 297,133 shares. The cost of this allocation will be amortised over the period 2011–2014.

The total number of shares in the joint pools relating to the years 2009, 2010 and 2011 is as follows:

Year allocated to pool	Number of shares	Vesting

Senior Management Board
2009	177,066	2013
2010	168,576	2014
2011	89,712	2015

	435,354

Management group below
Senior Management Board
2009	605,218	2013
2010	548,936	2014
2011	297,133	2015
Cancelled	(51,534)

	1,399,753

Total	1,835,107

For the service entities NNIT and NNE Pharmaplan, separate share-based incentive programmes have been set up which are similar to the general Novo Nordisk programme but operate with entity-specific targets. In 2011, a general employee share programme was implemented in NNIT. In Denmark approximately 965 employees have purchased 38,600 Novo Nordisk shares at a price of DKK 310 per share equal to a cost of DKK 12 million. Outside Denmark the programme was structured as share options.

Share options
Novo Nordisk established share option schemes in 1998 –2006 with the purpose of motivating and retaining a qualified management group and ensuring common goals for Management and the owners. Each option gives the right to purchase one Novo Nordisk B share. All share options are hedged by treasury shares. No options have been granted since 2006 as the long-term incentive programme from 2007 onwards has been share-based.

The options are exercisable three years after the issue date and will expire after eight years. The exercise price for options granted based on performance targets for the financial years 2000 –2006 was equal to the market price of the Novo Nordisk B share at the time the plan was established. The options can only be settled in shares.

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

Assumptions
The fair value of the Novo Nordisk B share options has been calculated using the Black-Scholes option pricing model.

The expected volatility is calculated as one-year historic volatility – average of daily volatilities.

The assumptions used are shown in the table below:

	2011	2010	2009

Expected life of the option in years
(average)	2	4	6
Expected volatility	23%	21%	26%
Expected dividend per share (in DKK)	14.00	10.00	7.50
Risk-free interest rate
(based on Danish government bonds)	0.20%	2.00%	2.00%
Novo Nordisk B share price
at the end of the year (in DKK)	660	629	332

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Notes – Consolidated financial statements	Consolidated financial statements

29 Share-based payment schemes (continued)

Outstanding share options in Novo Nordisk	Share options	Average exercise price per option DKK	Fair value DKK million	Calculated fair value per option DKK

Outstanding at the end of 2009	5,599,447	135	1,056	189

Employee share options granted in 2010[1]	273,000		163	597
Exercised in 2010 – ordinary share option plans	(2,363,122)	155	(446)	189
Exercised in 2010 – employee share options	(2,170)	0	0	189
Expired in 2010	(57,708)	166	(11)	189
Cancelled in 2010	(12,553)	135	(2)	189
Value adjustment[2]			950

Outstanding at the end of 2010	3,436,894	110	1,710	498

Exercised in 2011 – ordinary share option plans	(624,760)	74	(311)	498
Exercised in 2011 – employee share options	(506,300)	0	(252)	498
Cancelled in 2011	(126,500)	0	(63)	498
Value adjustment[2]			15

Outstanding at the end of 2011	2,179,334	153	1,099	504

1.	Granted to all employees outside Denmark under the 2010 employee share option programme, with a benefit equal to the benefit obtained by the Danish-based employees under the employee share programme.
2.	The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

Management’s share option

Share options in Novo Nordisk	At the beginning of the year	Exercised during the year	Additions during the year[3]	At the end of the year	Fair value[4] DKK million

Executive Management:
Lars Rebien Sørensen	39,000	(39,000)		–	–
Jesper Brandgaard	18,500	(18,500)		–	–
Lise Kingo	–	–		–	–
Kåre Schultz	–	–		–	–
Mads Krogsgaard Thomsen	18,500	(18,500)		–	–

Executive Management in total	76,000	(76,000)	–	–	–

Other members of the Senior Management Board in total	125,350	(60,350)	36,325	101,325	49.7

Total	201,350	(136,350)	36,325	101,325	49.7

3.	Additions during the year cover the holdings of share options by the Senior Management Board members appointed in 2011.
4.	The fair value has been calculated using the Black-Scholes model with the parameters existing at year-end of the respective year.

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Notes – Consolidated financial statements	Consolidated financial statements

29   Share-based payment schemes (continued)

Exercisable and outstanding share options in Novo Nordisk	Issued share options	Exercised share options	Cancelled	Outstanding/ exercisable share options	Exercise price DKK	Exercise period

2003 Ordinary share option plan	2,185,000	(1,898,550)	(82,666)	203,784	98	6/2/07 – 5/2/12
2004 Ordinary share option plan	1,618,832	(1,112,916)	(118,000)	387,916	134	31/1/08 – 30/1/13
2005 Ordinary share option plan	1,640,468	(1,045,050)	(155,618)	439,800	153	31/1/09 – 30/1/14
2006 Ordinary share option plan	2,229,084	(1,166,547)	(187,053)	875,484	175	31/1/10 – 30/1/15

Exercisable at the end of 2011	7,673,384	(5,223,063)	(543,337)	1,906,984

2008 Employee share options	694,500	(509,350)	(185,150)	0	0	1/11/11
2010 Employee share options	273,000	(650)	–	272,350	0	1/12/13

Outstanding at the end of 2011[5]	8,640,884	(5,733,063)	(728,487)	2,179,334

5.	All share options will vest if there is a change of control of Novo Nordisk A/S.

Average market price of Novo Nordisk B shares per trading period in 2011	Average market price DKK	Exercised share options

2 February – 16 February	634	367,710
27 April – 11 May	640	68,550
5 August – 19 August	568	47,700
27 October – 10 November	586	647,100

Total exercised options		1,131,060

30   Management’s holdings of Novo Nordisk shares

The internal rules for trading in Novo Nordisk securities by board members, executives and certain employees only permit trading in the 15-calendar-day period following each quarterly announcement.

	At the beginning of the year	Addition during the year	Sold/transferred during the year	At the end of the year		Market value[1] DKK million

Board of Directors:
Sten Scheibye	800			800		0.5
Göran A Ando	1,600			1,600		1.1
Bruno Angelici	–	500		500		0.3
Henrik Gürtler	–			–		–
Ulrik Hjulmand-Lassen	844	213		1,057		0.7
Thomas Paul Koestler	–	1,600		1,600		1.1
Anne Marie Kverneland	2,591	35	(151)	2,475		1.6
Kurt Anker Nielsen	81,704	400	(400)	81,704		53.9
Søren Thuesen Pedersen	309	135	(120)	324		0.2
Hannu Ryöppönen	1,600	650		2,250		1.5
Stig Strøbæk	490		(100)	390		0.3
Jørgen Wedel	11,000	4,000		15,000		9.9

Board of Directors in total	100,938	7,533	(771)	107,700		71.1

Executive Management:
Lars Rebien Sørensen	10,920	53,901	(9,851)	54,970		36.3
Jesper Brandgaard	4,959	28,478	(5,500)	27,937		18.4
Lise Kingo	259	9,978	(9,893)	344		0.2
Kåre Schultz	62,569	9,978	(21,330)	51,217		33.8
Mads Krogsgaard Thomsen	26,427	30,178	(8,000)	48,605		32.1

Executive Management in total	105,134	132,513	(54,574)	183,073		120.8

Other members of Senior Management Board in total	91,355	151,542	(98,447)	144,450		95.3

Joint pool for Executive Management and
other members of the Senior Management Board[2]	637,455	89,712	(160,155)	567,012	[3]	374.3

Total	934,882	381,300	(313,947)	1,002,235		661.5

1.	Calculation of the market value is based on the quoted share price of DKK 660 at the end of the year.
2.	The annual allocation to the joint pool is locked up for three years before it is transferred to the participants employed at the end of each three-year period. Based on the split of participants when the joint pool was established, 30% of the pool will be allocated to the members of Executive Management and 70% to other members of the Senior Management Board. In the lock-up period, the joint pool may potentially be reduced in the event of lower-than-planned value creation in subsequent years.
3.	Excludes 34,644 shares currently assigned to five retired Senior Management Board members.

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Notes – Consolidated financial statements	Consolidated financial statements

31   Commitments and contingencies

Commitments
The total contractual obligations and recognised non-current debt as at 31 December 2011 can be specified as follows:

Payments due by period

DKK million	Less than 1 year	1–3 years	3 –5 years	More than 5 years	Total

Loans	–	97	99	306	502
Retirement benefit obligations	13	26	24	376	439

Total non-current liabilities recognised in the Balance sheet	13	123	123	682	941

Interest payments related to loans	6	11	9	13	39
Operating leases[1]	848	1,283	882	1,999	5,012
Purchase obligations	1,920	1,975	4	0	3,899
Research and development obligations	1,241	1,448	85	0	2,774

Total obligations not recognised in the Balance sheet	4,015	4,717	980	2,012	11,724

Total contractual obligations	4,028	4,840	1,103	2,694	12,665

As at 31 December 2010, the contractual obligations and recognised non-current debt can be specified as follows:

Payments due by period

DKK million	Less than 1 year	1–3 years	3 –5 years	More than 5 years	Total

Loans	–	48	97	359	504
Retirement benefit obligations	17	33	31	488	569

Total non-current liabilities recognised in the Balance sheet	17	81	128	847	1,073

Interest payments related to loans	8	16	13	22	59
Operating leases[1]	785	1,147	682	813	3,427
Purchase obligations	1,386	1,327	1,361	189	4,263
Research and development obligations	1,078	876	475	81	2,510

Total obligations not recognised in the Balance sheet	3,257	3,366	2,531	1,105	10,259

Total contractual obligations	3,274	3,447	2,659	1,952	11,332

1.	No material finance lease obligations exist in 2011 and 2010.

The latest interest rate fixing has been used to compute the contractual obligation for interest on variable-rate debt instruments.

The operating lease commitments are related to non-cancellable operating leases primarily related to premises, company cars and office equipment. Approximately 68% of the commitments are related to leases outside Denmark. The lease costs for 2011 and 2010 were DKK 1,059 million and DKK 933 million respectively.

The purchase obligations primarily relate to contractual obligations in connection with investments in property, plant and equipment as well as purchase agreements regarding medical equipment and consumer goods. Novo Nordisk expects to fund these commitments with existing cash and cash flows from operations.

Research and development obligations contain uncertainties in relation to the period in which payments are due because a proportion of the obligations are dependent on milestone achievements. The due periods disclosed are based on Management’s best estimate. Novo Nordisk has engaged in research and development projects with a number of external enterprises. Most of these obligations relate to post-approval study on the LEADER® programme.

DKK million	2011	2010

Other guarantees	589	555
Other guarantees primarily relate to guarantees issued by Novo Nordisk in relation to rented property

Security for debt	1,385	1,366
Land, buildings and equipment etc at carrying amount

World Diabetes Foundation
At the Annual General Meeting of Novo Nordisk A/S in 2002, the shareholders agreed on a donation to the World Diabetes Foundation (WDF), obligating Novo Nordisk A/S for a period of 10 years from 2001 to make annual donations to the Foundation of 0.25% of the net insulin sales of the Group in the preceding financial year.

At the Annual General Meeting in 2008, a new donation in addition to the existing obligation was agreed to by the shareholders. According to this agreement, Novo Nordisk is obliged to make annual donations to the Foundation of 0.01% in the period 2008 –2010 and 0.125% in the period 2011–2017 of the net insulin sales of the Group in the preceding financial year.

The annual donation for the period 2011–2017 will not exceed the lower of DKK 80 million or 15% of the taxable income of Novo Nordisk A/S in the financial year in question.

In 2011, the donation amounts to DKK 65 million (DKK 69 and 68 million in 2010 and 2009), which is recognised in Administrative expenses in the Income statement. The 2011 donation includes an extra donation of DKK 14 million to support predetermined WDF activities. Futhermore Novo Nordisk has committed to pay an additional amount of DKK 11 million in 2012 to support predetermined WDF activities.

Contingencies
Novo Nordisk is currently involved in pending litigations, claims and investigations arising out of the normal conduct of its business. Whilst provisions that Management deems to be reasonable or appropriate have been made for probable losses, there are uncertainties connected with these estimates. Novo Nordisk does not expect the pending litigations, claims and investigations, individually and in the aggregate, to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow in addition to the amounts accrued.

See note 1 for the principles for making accounting estimates and judgements about pending and potential future litigation outcomes.

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Notes – Consolidated financial statements	Consolidated financial statements

31   Commitments and contingencies (continued)

Pending litigation against Novo Nordisk
Along with a majority of the hormone therapy product manufacturers in the US, Novo Nordisk is a defendant in product liability lawsuits related to hormone therapy products. There are currently 48 cases against Novo Nordisk involving individuals who allege to have used a Novo Nordisk hormone therapy product. These products (Activella ® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). According to information received from Pfizer, 66 individuals (compared with 72 individuals in 2010) currently allege, in relation to similar lawsuits against Pfizer Inc., that they too have used a Novo Nordisk hormone therapy product. Novo Nordisk has one case listed for trial in 2012. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In November 2006, Novo Nordisk A/S and the Italian affiliate Novo Nordisk Farmaceutici S.P.A. were sued by A. Menarini Industrie Farmaceutiche Riunite s.r.l. and Laboratori Guidotti S.P.A. (‘Menarini’) in the Civil Court in Rome. Menarini claims that Novo Nordisk breached an alleged contract with Menarini for the sale and distribution of insulin and insulin analogues in the Italian market or, alternatively, has incurred a pre-contractual or extra-contractual liability arising from negotiations between the parties. Novo Nordisk disputes the claims made by Menarini. A hearing on the matter is scheduled to take place in July 2012. Novo Nordisk cannot predict how long the litigation will take or when it will be able to provide additional information. Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk Inc. is currently a defendant in a case filed in the US alleging that Novo Nordisk and a number of other pharmaceutical companies provided a false Average Wholesale Price for certain drugs covered by Medicaid. This case has been brought by the State of Louisiana. A similar case brought by the State of Alabama has been resolved. Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Novo Nordisk Inc. is one of more than 20 pharmaceutical companies that have been named as defendants in putative class action lawsuits alleging that their sales representatives have been denied overtime compensation by being improperly classified under state and federal laws. Three cases were filed against Novo Nordisk in 2011 in US District Courts in California, New York and Georgia. The plaintiffs claim that Novo Nordisk owes them and other purported class members back wages, as well as penalties, interest, and attorneys’ fees. Novo Nordisk believes these lawsuits are without merit and will defend against them vigorously. In mid-June 2012 it is expected that the US Supreme Court will announce its decision in an appeal in a similar case brought against another pharmaceutical company. The Court’s ruling in that case could potentially influence the outcome of one or more of the cases pending against Novo Nordisk. Novo Nordisk does not expect the pending claim to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings is not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Pending claims against Novo Nordisk and investigations involving Novo Nordisk
In May 2009 Novo Nordisk entered into a Deferred Prosecution Agreement (DPA) for a three-year period with the US Department of Justice relating to certain actions undertaken by Novo Nordisk under the Iraq Oil for Food Programme. Under the terms of the DPA Novo Nordisk must comply with the DPA (including US regulation related to the Foreign Corrupt Practices Act and Foreign Assets Control) in order for the case to be dismissed. If Novo Nordisk breaches the DPA, the prosecution may resume.

In light of the DPA, Novo Nordisk has in 2010 identified and self-reported certain US Foreign Assets Control concerns to the US authorities. Novo Nordisk does not expect the DPA to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In February 2011, the office of the US Attorney for the District of Massachusetts served Novo Nordisk with a subpoena calling for the production of documents regarding potential criminal offences relating to the company’s marketing and promotion practices for the following products: NovoLog®, Levemir®, and Victoza®. This matter is now being conducted by the US Attorney for the District of Columbia. Novo Nordisk is cooperating with the US Attorney in this investigation. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In June 2005 Novo Nordisk filed a patent infringement lawsuit against Caraco Pharmaceutical Laboratories, Ltd. (‘Caraco’), a generic pharmaceutical company, and its Indian parent, Sun Pharmaceutical Industries, Ltd., in the US District Court for the Eastern District of Michigan regarding Caraco’s abbreviated new drug application (‘ANDA’) for a generic version of Prandin® (repaglinide). In January 2011, the District Court ruled that Novo Nordisk’s US Patent No. 6,677,358 (the ‘358 patent’), which is directed toward the use of repaglinide in combination with metformin for the treatment of type 2 diabetes, is invalid and unenforceable. Novo Nordisk immediately appealed this decision on the merits to the US Court of Appeals for the Federal Circuit; the appeal is stayed pending a decision by the US Supreme Court in a related issue. In December 2011, following Caraco’s request for review, the US Supreme Court heard oral argument pertaining to the Federal Circuit’s reversal of an interlocutory decision by the District Court in Michigan regarding availability of a counterclaim to correct the FDA Orange Book use code narrative for Prandin®; a decision by the Supreme Court on this issue is expected in 2012.

Novo Nordisk is involved in patent infringement litigation with two additional ANDA applicants for generic versions of Prandin®: Paddock Laboratories and Sandoz Inc. The collateral estoppel decision in the Paddock case has been appealed to the Federal Circuit and is stayed pending the decision by the US Supreme Court. Cases involving Sandoz are pending in the US District Courts for the Eastern District of Michigan and New Jersey. Additionally, Novo Nordisk is involved in a patent infringement lawsuit with Lupin Ltd. in the US District Court for the Southern District of New York in which Novo Nordisk asserts that Lupin’s ANDA for a generic version of PrandiMet® (repaglinide/metformin HCl) infringes Novo Nordisk’s ‘358 patent’. This case is stayed pending the Federal Circuit appeal of the decision on the merits in the Caraco case.

Also pending before the District Court for the Eastern District of Michigan is a consolidated class action where a putative class of direct purchasers of Prandin® asserts that Novo Nordisk has violated US antitrust laws in delaying the entry of generic versions of Prandin®.

At present, it is unclear whether or when a generic version of Prandin® or PrandiMet® will be available in the US market.

Novo Nordisk does not expect the pending claims related to Prandin® to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

In addition to the above, the Novo Nordisk Group is engaged in various ongoing tax audits and investigations. In the opinion of Management, these pending audits and investigations are not expected to have a material effect on Novo Nordisk’s financial position, operating profit or cash flow.

Disclosure regarding Change of Control
The EU Takeover Bids Directive, as partially implemented by the Danish Financial Statements Act, contains certain rules relating to listed companies on disclosure of information that may be of interest to the market and potential takeover bidders, in particular in relation to disclosure of change of control provisions.

For information on the ownership structure of Novo Nordisk, please refer to ‘Shares and capital structure’ on pp 52– 54. For information on change of control clauses in share option programmes, please refer to note 29, ‘Share-based payment schemes’ on pp 83 – 85 and in relation to employee contracts of Executive Management of Novo Nordisk, please refer to the ‘Remuneration report’ in the section Governance, remuneration and leadership, pp 44 – 47.

In addition, Novo Nordisk discloses that the Group has significant agreements to which the Group is a party and which take effect, alter or terminate upon a change of control of the Group following implementation of a take-over bid. If effected, a takeover could – at the discretion of each relevant counterparty – lead to the termination of one or more of such agreements and a total loss of approximately 4% of Novo Nordisk’s sales, corresponding to approximately 4% of Novo Nordisk‘s gross profit.

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Notes – Consolidated financial statements	Consolidated financial statements

32 Related party transactions

Novo Nordisk A/S is controlled by Novo A/S (incorporated in Denmark), which owns 25.5% of the shares in Novo Nordisk A/S, representing 73.2% of the total number of votes, excluding treasury shares. The remaining shares are widely held. The ultimate parent of the Group is the Novo Nordisk Foundation (incorporated in Denmark). Both entities are considered related parties.

Other related parties are considered to be the Novozymes Group due to joint ownership, associated companies, the directors and officers of these entities, and Management of Novo Nordisk A/S.

In 2011, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.9 billion, from Novo A/S as part of the DKK 12.0 billion share repurchase programme. The transaction price was DKK 571 per share and was calculated as the average market price from 4 to 10 August 2011 in the open window following the announcement of the financial results for the second quarter of 2011.

In 2010, Novo Nordisk A/S acquired 5,100,000 B shares, worth DKK 2.6 billion, from Novo A/S as part of the DKK 9.5 billion share repurchase programme. The transaction price was DKK 503 per share and was calculated as the average market price from 5 to 19 August 2010 in the open window following the announcement of the financial results for the second quarter of 2010.

In 2009, Novo Nordisk A/S acquired 3,570,000 B shares, worth DKK 1.1 billion, from Novo A/S as part of the DKK 19 billion share repurchase programme. The transaction price was DKK 311 per share and was calculated as the average market price from 6 to 7 August 2009 in the open window following the announcement of the financial results for the second quarter of 2009.

The Group has had the following material transactions with related parties, (income)/expense:

DKK million	2011	2010	2009

Novo Nordisk Foundation
Donations to Steno Diabetes
Center A/S via Novo Nordisk	(45)	(38)	(32)

Novo A/S
Services provided by Novo Nordisk	(2)	(3)	(8)
Purchase of Novo Nordisk B shares	2,912	2,567	1,111
Sale of treasury shares (related to share options)	–	(2)	(2)

Novozymes
Services provided by Novo Nordisk	(268)	(395)	(357)
Services provided by Novozymes	73	83	118

Associated companies
Purchased intangible assets and fees and royalties etc paid to associated companies by Novo Nordisk	–	16	184
Received intangible assets and fees and royalties etc paid by associated companies to Novo Nordisk	–	(4)	–

Transactions with associated companies are included up until the date of transfer or disposal.

There are no contingent liabilities towards associated companies.

There have not been any material transactions with any director or officer of Novo Nordisk, Novozymes, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the Management of Novo Nordisk, please refer to ‘Remuneration report’ in ‘Corporate governance, remuneration and leadership’, pp 44 – 47, and note 4. There have not been and are no loans to the Board of Directors or Executive Management in 2011, 2010 or 2009.

There are no material unsettled transactions with related parties at the end of the year.

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Notes – Consolidated financial statements	Consolidated financial statements

33    Companies in the Novo Nordisk Group

							Activity

	Country	Year of incorporation/ acquisition	Currency	Issued share capital/ paid-in capital	Percentage of shares owned	• Production	• Sales and marketing	• Research and development	• Services/ investments

Parent company
Novo Nordisk A/S	Denmark	1931	DKK	580,000,000	–	•	•	•	•

Subsidiaries by region

Europe
Novo Nordisk Pharma GmbH	Austria	1974	EUR	36,336	100		•
SA Novo Nordisk Pharma NV	Belgium	1974	EUR	69,000	100		•
Novo Nordisk Pharma d.o.o.	Bosnia-Hercegovina	2009	BAM	97,792	100		•
Novo Nordisk Pharma EAD	Bulgaria	2005	BGN	5,880,000	100		•
Novo Nordisk Hrvatska d.o.o.	Croatia	2004	HRK	5,000,000	100		•
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100		•
FeF Chemicals A/S	Denmark	1989	DKK	10,000,000	100	•	•
Novo Nordisk Region Europe A/S	Denmark	2002	DKK	108,370,500	100				•
Steno Diabetes Center A/S	Denmark	2008	DKK	1,000,000	100			•	•
Novo Nordisk Farma OY	Finland	1972	EUR	420,500	100		•
Novo Nordisk	France	2003	EUR	5,821,140	100		•
Novo Nordisk Production SAS	France	1959	EUR	57,710,220	100	•
Novo Nordisk Pharma GmbH	Germany	1973	EUR	614,062	100		•
Novo Nordisk Hellas Epe.	Greece	1979	EUR	1,050,000	100		•
Novo Nordisk Hungária Kft.	Hungary	1996	HUF	371,000,000	100		•
Novo Nordisk Limited	Ireland	1978	EUR	635	100		•
Novo Nordisk Farmaceutici S.p.A.	Italy	1980	EUR	516,500	100		•
UAB Novo Nordisk Pharma	Lithuania	2005	LTL	2,150,000	100		•
Novo Nordisk Farma dooel	Macedonia	2006	MKD	14,068,285	100		•
Novo Nordisk B.V.	Netherlands	1983	EUR	61,155	100		•
Novo Nordisk Scandinavia AS	Norway	1965	NOK	250,000	100		•
Novo Nordisk Pharma Sp. z.o.o.	Poland	1996	PLN	29,021,000	100		•
Novo Nordisk Comércio Produtos Farmacêuticos Lda.	Portugal	1984	EUR	250,000	100		•
Novo Nordisk Farma S.R.L.	Romania	2005	RON	2,795,000	100		•
Novo Nordisk Pharma d.o.o. Belgrade (Serbia)	Serbia	2005	EUR	640,000	100		•
Novo Nordisk Slovakia s.r.o.	Slovakia	2007	EUR	265,552	100		•
Novo Nordisk, trženje farmacevtskih izdelkov d.o.o.	Slovenia	2006	EUR	2,679,286	100		•
Novo Nordisk Pharma S.A.	Spain	1978	EUR	1,502,500	100		•
Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100		•
Novo Nordisk FemCare AG	Switzerland	2003	CHF	1,100,000	100		•		•
Novo Nordisk Health Care AG	Switzerland	2000	CHF	159,325,000	100		•		•
Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100		•
Novo Nordisk Holding Limited	United Kingdom	1977	GBP	2,802,130	100				•
Novo Nordisk Limited	United Kingdom	1978	GBP	2,350,000	100		•

North America
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100		•
Novo Nordisk Region North America II A/S	Denmark	2011	DKK	500,000	100				•
Novo Nordisk US Holdings Inc.	United States	2007	USD	50,000	100				•
Novo Nordisk Pharmaceutical Industries Inc.	United States	1991	USD	55,000,000	100	•
Novo Nordisk Inc.	United States	1982	USD	283,837,600	100		•	•

Japan & Korea
Novo Nordisk Region Japan & Korea A/S	Denmark	2002	DKK	15,500,000	100				•
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	2,104,000,000	100	•	•
Novo Nordisk Pharma Korea Ltd.	South Korea	1994	KRW	6,108,400,000	100		•

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Notes – Consolidated financial statements	Consolidated financial statements

33    Companies in the Novo Nordisk Group (continued)

						Activity

	Country	Year of incorporation/ acquisition	Currency	Issued share capital/ paid-in capital	Percentage of shares owned	• Production	• Sales and marketing	• Research and development	• Services/ investments

International Operations
Aldaph SpA	Algeria	1994	DZD	1,742,650,000	100	•	•
Novo Nordisk Pharma Argentina S.A.	Argentina	1997	ARS	7,465,150	100		•
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100		•
Novo Nordisk Pharma (Private) Limited	Bangladesh	2007	BDT	17,500,000	100		•
Novo Nordisk Produção Farmacêutica do Brasil Ltda.	Brazil	2002	BRL	896,834,727	100	•
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	32,995,945	100		•
Novo Nordisk Farmacêutica Limitada	Chile	2006	CLP	758,271,200	100		•
Novo Nordisk Pharma Operations A/S	Denmark	2009	DKK	500,000	100				•
Novo Nordisk Region International Operations A/S	Denmark	2002	DKK	113,303,310	100				•
Novo Nordisk Egypt LLC	Egypt	2004	EGP	50,000	100		•
Novo Nordisk India Private Limited	India	1994	INR	265,000,000	100		•		•
PT. Novo Nordisk Indonesia	Indonesia	2003	IDR	827,900,000	100		•
Novo Nordisk Pars	Iran	2005	IRR	10,000,000	100		•
Novo Nordisk Ltd	Israel	1997	ILS	100	100		•
Novo Nordisk Lebanon	Lebanon	2007	LBP	600,000,000	100		•
Novo Nordisk Pharma (Malaysia) Sdn Bhd	Malaysia	1992	MYR	500,000	100		•
Novo Nordisk Mexico S.A. de C.V.	Mexico	2004	MXN	387,816,547	100		•
Novo Nordisk Pharma SAS	Morocco	2006	MAD	2,597,000	100		•
Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100		•
Novo Nordisk Pharma Limited	Nigeria	2006	NGN	10,000,000	100		•
Novo Nordisk Pharma (Private) Limited	Pakistan	2005	PKR	43,000,000	100		•
Novo Nordisk Pharmaceuticals (Philippines) Inc.	Philippines	1999	PHP	50,000,000	100		•
Novo Nordisk Limited Liability Company	Russia	2003	RUB	188,243,360	100		•
Novo Nordisk Production Support LLC	Russia	2010	RUB	5,100,000	100	•
Novo Investment Pte Limited	Singapore	1994	SGD	12,000,000	100				•
Novo Nordisk Pharma (Singapore) Pte Ltd.	Singapore	1997	SGD	200,000	100		•
Novo Nordisk (Pty) Limited	South Africa	1959	ZAR	8,000	100		•
Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49		•
Novo Nordisk Tunisie SARL	Tunisia	2004	TND	400,000	100		•
Novo Nordisk Saglik Ürünleri Tic. Ltd. Sti.	Turkey	1993	TRY	25,296,300	100		•
Novo Nordisk Pharma Gulf FZ-LLC	United Arab Emirates	2005	AED	100,000	100		•
Novo Nordisk Venezuela Casa de Representación C.A.	Venezuela	2004	VEF	6,182,957	100		•

Region China
Novo Nordisk (China) Pharmaceuticals Co., Ltd.	China	1994	USD	374,800,000	100	•	•
Beijing Novo Nordisk Pharmaceuticals Science &
Technology Co., Ltd.	China	2006	USD	13,200,000	100			•
Novo Nordisk Hong Kong Limited	Hong Kong	2001	HKD	500,000	100		•
Novo Nordisk Pharma (Taiwan) Ltd.	Taiwan	1990	TWD	9,000,000	100		•

Other subsidiaries
NNIT A/S1	Denmark	1998	DKK	1,000,000	100				•
NNE Pharmaplan A/S1	Denmark	1989	DKK	500,000	100				•

Associated companies
Harno Invest A/S	Denmark	1992	DKK	70,419,910	30				•

1. In addition to the listed companies, NNIT A/S and NNE Pharmaplan A/S have their own subsidiaries.

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Supplementary information – Statement of social performance for the year ended 31 December	Consolidated social statement

Statement of social performance for the year ended 31 December

	Note	2011	2010	2009

Patients
People with diabetes using Novo Nordisk injectable products (million) (estimate)	2	24	N/A	N/A
Healthcare professionals trained or educated in diabetes (1,000)	3	835	373	425
People with diabetes trained (1,000)	3	626	494	416
Least developed countries where Novo Nordisk sells insulin according
to the differential pricing policy	4	75%	67%	73%
Donations to the World Diabetes Foundation (DKK million)		65	69	68
Donations to the Novo Nordisk Haemophilia Foundation (DKK million)		16	15	15
Animals purchased for research	5	66,401	62,927	57,315
People participating in clinical trials	6	22,445	19,361	11,130
Active patent families	7	807	817	905
New patent families (first filings)	7	80	62	55

Employees
Employees (total)	8	32,632	30,483	29,329
Average of full-time employees		31,499	29,423	27,985
Employee turnover	8	9.8%	9.1%	8.3%
Engaging culture (employee engagement) (scale of 1– 5)	8	4.3	4.3	4.3
Diverse senior management teams	8	62%	54%	50%
Annual training costs per employee (DKK)	8	10,479	14,207	13,283
Frequency of occupational injuries (number/million working hours)	9	3.4	4.9	4.3
Absence	9	2.3%	2.5%	2.4%
Employment impact worldwide (direct and indirect)	10	118,716	108,248	96,468

Assurance
Relevant employees trained in business ethics		99%	98%	N/A
Fulfilment of action points from facilitations of the Novo Nordisk Way		93%	93%	93%
Supplier audits	11	177	192	196
Product recalls	12	5	5	2
Warning Letters and re-inspections	13	0	0	0
Company reputation with external key stakeholders (scale of 1–7)		5.6	N/A	N/A

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Supplementary information – Notes – Consolidated social statement	Consolidated social statement

Notes to the Consolidated social statement

1	Basis of preparation of the Consolidated social statement

The Consolidated social statement is prepared in accordance with the Danish Financial Statements Act (FSA), section 99a. Section 99a requires Novo Nordisk to account for the company’s activities relating to social responsibility, reporting on business strategies and activities in the areas of human rights, labour standards, environment and anti-corruption. Companies that subscribe to the UN Global Compact and annually submit their Communication on Progress will be in compliance with the FSA, provided that the annual report includes a reference to where the information has been made publicly available. Novo Nordisk’s Communication on Progress 2011 can be found at annualreport2011.novonordisk.com and on UN Global Compact’s website at unglobalcompact.org/COP.

Novo Nordisk adheres to the following internationally recognised voluntary standards and principles:

•	AA1000 framework for accountability. The framework(AA1000APS(2008) and AA1000AS(2008)) states that reporting must provide a complete, accurate, relevant and balanced picture of the organisation’s approach to and impact on society. Novo Nordisk’s assurance process is designed according to AA1000AS(2008).

•	UN Global Compact. As a signatory to the UN Global Compact, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with 10 universally accepted principles in the areas of human rights, labour, environment and anti-corruption, Novo Nordisk reports on actions during 2011 to align with the 10 principles in the Communication on Progress, which can be found at annualreport2011.novonordisk.com.

•	Global Reporting Initiative’s (GRI) Sustainability Reporting Guidelines. The guidelines (G3) include an internationally recognised set of indicators for economic, environmental and social aspects of business performance that enables stakeholders to compare companies’ performance. Novo Nordisk’s reporting according to the reporting principles and guidance, including required disclosures, can be found at annualreport2011.novonordisk.com.

In addition, Novo Nordisk reports with reference to the content elements and guiding principles of the Inaugural Integrated Reporting Framework developed by the International Integrated Reporting Committee. The framework is currently in a pilot phase.

To Novo Nordisk, AA1000APS(2008) is a component in creating a generally applicable approach to assessing and strengthening the credibility of the company’s public reporting of social and environmental data. Novo Nordisk’s assurance process has been designed to ensure that the qualitative and quantitative information that documents the social and environmental dimensions of performance as well as the systems that underpin the data and performance are assured. The principles outlined in AA1000APS(2008) have been applied as described below.

Inclusivity

As a pharmaceutical company with global reach, Novo Nordisk is committed to being accountable to those the organisation impacts. Novo Nordisk maps its stakeholders and has processes in place to ensure inclusion of stakeholder concerns and expectations. Stakeholder engagement results in stakeholders being involved in developing and accounting for strategic responses to sustainability challenges.

Materiality

Key issues are identified through ongoing stakeholder engagement and trendspotting and are addressed by programmes or action plans with clear and measurable targets. Long-term targets are set to guide long-term performance in strategic areas. The issues presented in the annual report are deemed to have a significant impact on the company’s future business performance and may support stakeholders in their decision-making, and are therefore regarded as Novo Nordisk’s material issues.

Responsiveness

The report reaches out to a wide range of stakeholders, each with their specific needs and interests. To most stakeholders, however, the annual report is just one element of interaction and communication with the company. The annual report reflects how the company is managing operations in ways that respond to and consider stakeholder concerns and interests.

Defining materiality

It is Novo Nordisk’s responsibility to ensure that those areas in which the company has significant impact are addressed. Issues for the social and environmental reporting are prioritised to be reported either in the printed annual report (most material) or online (material, often catering to specific stakeholder interests), or not reported (not material).

In assessing which information to include in the annual report, legal requirements and disclosure commitments made by Novo Nordisk are considered. Furthermore, it is assessed whether information is tied directly or indirectly to Novo Nordisk’s ability to create value. Short- and long-term value creation is taken into consideration.

The outcomes of formal reviews, research, stakeholder engagement and internal materiality discussions are presented as a proposal for annual reporting to Executive Management and the Board of Directors. In addition, Novo Nordisk’s external assurance provider assures whether the social and environmental performance data included in the annual report cover the material aspects. The conclusion is available in the Independent assurance report on p 111.

Principles of social disclosures

The Consolidated social statement and disclosures cover Novo Nordisk A/S and entities controlled by Novo Nordisk A/S.

New disclosures have been added to the statement:

•	People with diabetes using Novo Nordisk injectable products (million)
•	Product recalls

Social accounting policies

The accounting policies set out below have been applied consistently in the preparation of the consolidated social statement for all the years presented, with the following exceptions:

The accounting policy for ‘Company reputation with external key stakeholders’ was previously reported on a scale of 0–100 but is now reported on a scale of 1–7 with 7 being the best. Furthermore, the number will be reported as a two-year average for the top seven markets and weighted by sales. The change in accounting policy is due to changes in the data col lection, hence no historical data exists.

The following accounting policies have been adjusted:

•	‘Healthcare professionals trained or educated in diabetes’ was previously reported as an accumulated number but will from this year be reported as the actual number of healthcare professionals trained or educated in diabetes within the year. This adjustment is reflected in the historical data.
•	‘Absence’ was previously calculated based on the actual number of working hours in the year but is now calculated using a regional standard average number of working days in a year. Historical data have been restated to reflect this change.

Please refer to the accounting policies below for further information on the social disclosures.

People with diabetes using Novo Nordisk injectable products

The number of people with diabetes using Novo Nordisk injectable products is an estimate, calculated by reconciling Novo Nordisk’s annual sales volume by product, annual product consumption per patient following different treatment regimes and recommended country-specific daily dose, and the total number of patients in the market by treatment regime. The Novo Nordisk annual sales volume by product is obtained from the financial accounts and estimates of volume market share. Information regarding the annual product consumption per patient following different treatment regimes is collected from multiple sources (Roper reports, observational studies and internal market research). The total number of patients in the market by treatment regime is estimated using information on population (UN World Population), prevalence rate (IDF Diabetes Atlas, US Centers for Disease Control and Prevention estimates and government surveys), diagnosis rate (IDF Diabetes Atlas, journal articles), and treatment rates for insulin or GLP-1, including concomitant use (US Centers for Disease Control, Roper reports, market research, data from the independent data provider IMS health).

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Supplementary information – Notes – Consolidated social statement	Consolidated social statement

Healthcare professionals trained or educated in diabetes

Healthcare professionals trained or educated in diabetes is measured as an estimate based on registrations by affiliates and corporate functions in Novo Nordisk. The number reflects the total number of health care providers participating in Novo Nordisk-sponsored training and education activities during the year.

People with diabetes trained

People with diabetes trained is measured as an estimate based on registrations by affiliates and corporate functions in Novo Nordisk. The number reflects the total number of people with diabetes with whom Novo Nordisk has engaged during the year for educational purposes. Training is recognised as activities conducted, organised or funded by Novo Nordisk.

Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy

Novo Nordisk has formulated a differential pricing policy for the least developed countries (LDCs). The purpose of the policy is to offer insulin to the world’s LDCs at or below a price of 20% of the average prices for insulin in the western world. The western world is defined as Europe (EU, Switzerland and Norway), the United States, Canada and Japan. The number of LDCs where Novo Nordisk sells insulin according to the differential pricing policy is measured by direct or indirect sales by Novo Nordisk via government tender or private market sales to wholesalers, distributors or non-governmental organisations. In 2011, 48 countries were on the UN’s LDC list. For 2009–2010, the number of countries on the list was 49.

Donations to the World Diabetes Foundation

The amount includes donations in DKK and is recognised when paid out by Novo Nordisk to the World Diabetes Foundation during the fiscal year.

Donations to the Novo Nordisk Haemophilia Foundation

The amount includes donations in DKK and is recognised when allocated by Novo Nordisk to the Novo Nordisk Haemophilia Foundation during the fiscal year.

Animals purchased for research

Animals purchased for research is recorded as the number of animals purchased for all research undertaken at Novo Nordisk either in-house or by external contractors. The number of animals purchased is based on internal registration of purchased animals and yearly reports from external contractors.

People participating in clinical trials

The number of people participating in clinical research (phase 1–4, excluding observational studies) is recorded as active participants in clinical research during the year.

Active patent families

Active patent families is recorded as the total number of single inventions covered by at least one pending or issued patent in one or more countries.

New patent families (first filings)

New patent families (first filings) is recorded as the number of new patent applications that were filed during the year.

Employees (total)

The number of employees is recorded as all employees except externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes.

Employee turnover

The rate of turnover is measured as the number of employees, excluding temporary employees, who left the Novo Nordisk Group during the financial year compared with the average number of employees, excluding temporary employees.

Engaging culture (employee engagement)

For 2011, the employee engagement is measured on a scale of 1–5, with 5 being the best, and is an average of respondents’ answers to eight selected questions related to employees’ engagement in the annual employee survey, eVoice, covering the Novo Nordisk Way. Employee engagement is a simple average of answers given by the employees. For 2009 and 2010, the average was calculated using 10 selected questions related to the Novo Nordisk Way of Management.

Diverse senior management teams

Diverse senior management teams is measured as the percentage of teams that are diverse in terms of both gender and nationality. A senior management team includes all managers and executive assistants reporting directly to an executive vice president/senior vice president. In 2011, there were 29 senior management teams and 28 in 2009 and 2010.

Annual training costs per employee

Training costs cover internal and external training posted in the financial accounts and are calculated per employee.

Frequency of occupational injuries

The frequency of occupational injuries is measured as the number of injuries reported for all employees per million working hours, excluding externals, employees on unpaid leave, interns, bachelor and master thesis employees, and substitutes. An occupational injury is any work-related injury causing at least one day of absence in addition to the day of the injury.

Absence

The rate of absence is measured as absence due to the employee’s own illness, pregnancy-related sick leave, and occupational injuries and illnesses compared with a regional standard average of working days in the year, adjusted for holidays.

Employment impact worldwide (direct and indirect)

Employment impact worldwide is measured as an estimate of the direct and indirect jobs created by Novo Nordisk, calculated using financial records and general statistics from public sources such as Statistics Denmark, Updated Economic Multipliers for the US Economy (the Economic Policy Institute), OECD and the China Statistical Yearbook.

Relevant employees trained in business ethics

The business ethics training is based on globally applicable Standard Operating Procedures (SOPs) released by the Business Ethics Compliance Office annually. The target groups for the individual SOPs vary in size but cover all employees present in Novo Nordisk at the time of the new releases except employees on leave and student assistants. The percentage of employees completing the training is calculated as the average percentage of completion of the SOPs. The calculation of the percentage of employees trained in business ethics is based on registrations in training databases and local archives of employees completing the relevant annual business ethics training.

Fulfilment of action points from facilitations of the Novo Nordisk Way

For 2011, the percentage of fulfilment of action points arising from facilitations, or values audits, of the Novo Nordisk Way is measured as an average of timely closure of action points issued in the current year and the two previous years. The reason for using a three-year average as the basis for the calculation is that action lead time typically varies from a couple of months to more than a year. For 2009 and 2010, the closure of action points is based on the Novo Nordisk Way of Management.

Supplier audits

The number of supplier audits concluded (audit reports received) includes responsible sourcing audits and quality audits conducted in the areas of direct spend materials and indirect spend materials.

Product recalls

The number of actual product recalls is recorded as the number of times Novo Nordisk has instituted an actual recall and includes recalls in connection with clinical trials. An actual recall can affect various countries but only counts as one recall.

Warning Letters and re-inspections

Warning Letters and re-inspections is measured as the number of Warning Letters issued by the US Food and Drug Administration in connection with GxP-regulated and ISO-certified areas, and the number of significant re-inspections issued to Novo Nordisk by any health authority globally. A significant re-inspection occurs following a failed inspection with global reach and high business impact, and involving top-level management in the containment and corrective actions.

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Supplementary information – Notes – Consolidated social statement	Consolidated social statement

Company reputation with external key stakeholders

Company reputation with external key stakeholders is measured as the mean corporate brand score in the top seven markets (the US, Canada, China, Japan, Germany, the UK and France) weighted in accordance with actual sales of diabetes products. The mean corporate brand score is based on company ratings (on a scale of 1–7, with 7 being the best) collected through interviews with primary and secondary healthcare professionals who are current prescribers of Novo Nordisk injectable diabetes products. Each market is surveyed every second year, so the score is based on a two-year rolling average. The survey is carried out by an independent external consultancy firm.

2	People with diabetes using Novo Nordisk injectable products

The estimated number of people with diabetes using Novo Nordisk injectable products in 2011 was 24 million. This is the first year of reporting this number hence no historical data are reported. At a regional level it is estimated that of the people with diabetes using Novo Nordisk products 14% are in North America, 23% in Europe, 42% in International Operations, 5% in Japan and Korea, and 16% in Region China.

3	Healthcare professionals trained or educated in diabetes and people with diabetes trained

In 2011, 835,000 healthcare professionals are estimated to have been trained, educated, interacted with or reached through awareness campaigns compared with 373,000 in 2010. Furthermore, 626,000 people with diabetes are estimated to have been trained in 2011 compared with 494,000 in 2010. The significant increases are due to increased activities in several markets and particularly in the US.

The aim is to continue activities to educate healthcare professionals to improve diagnosis and treatment and to train people with diabetes to improve self-care.

4	Least developed countries where Novo Nordisk sells insulin according to the differential pricing policy

The differential pricing policy is part of the global initiatives to promote access to health for all least developed countries (LDCs) as defined by the UN. In 2011, Novo Nordisk offered the differential price to all of the 48 LDCs. Novo Nordisk operates in 38 of these countries and sold insulin to either governments or the private market in 75% (36 of 48 countries) of the countries according to the differential pricing policy compared with 67% (33 of 49 countries) in 2010. In 2011, Novo Nordisk operated in Mozambique and Angola but did not sell insulin at the differential price. The governments in these two countries were offered the opportunity to buy insulin at the differential price but the insulin sold here in 2011 was sold to the private market.

In a total of 10 LDCs Novo Nordisk had no sales in 2011 for various reasons. In several cases, the government has not responded to the offer, there are no private wholesalers or other partners to work with, or war or political unrest makes it impossible to do business. While Novo Nordisk prefers to sell insulin at the differential price through government tenders, the company is willing to sell to private distributors and agents. Novo Nordisk is unable to guarantee that the price at which the company sells the insulin will be reflected in the final price to the consumer.

5    Animals purchased for research

The number of animals purchased for research in 2011 increased by 6% compared with 2010 and 97% of the animals purchased in 2011 were rodents. The increase in number of animals is due to the increased research activities within the discovery and development of new pharmaceuticals for diagnosis, care and treatment. Most significantly, the number of purchased mice increased from 27,773 in 2010 to 31,363 in 2011 due to an overall increase in the studies within diabetes care and biopharmaceuticals.

Number	2011	2010	2009

Mice and rats	64,056	60,441	54,714
Pigs	953	1,196	1,170
Rabbits	535	543	559
Dogs	344	328	240
Other rodents[1]	327	86	90
Non-human primates	186	330	540
Other vertebrates[2]	0	3	2

Total	66,401	62,927	57,315

1.	Other rodents are gerbils, guinea pigs and hamsters.
2.	Other vertebrates are fish, chickens, goats and frogs.

6    People participating in clinical trials

The number of people participating in clinical trials increased by 16% in 2011 compared with 2010. The increase reflects the initiation of the phase 3 programme evaluating liraglutide as an antiobesity agent and the LEADER® programme, a post-approval commitment to the European Medicines Agency and the US Food and Drug Administration following approval of liraglutide for type 2 diabetes.

Number by region	2011	2010	2009

North America	7,741	6,750	3,334
Europe	7,683	6,947	4,453
International Operations	5,407	3,215	1,844
Japan & Korea	742	1,367	239
Region China	872	1,082	1,260

Total	22,445	19,361	11,130

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Supplementary information – Notes – Consolidated social statement	Consolidated social statement

7    Active patent families and new patent families (first filings)

The number of patent families remained relatively stable at 807 in 2011 compared with 817 in 2010. A total of 80 new patent families were established in 2011, which is an increase of 29% compared with the filing activity in 2010, when 62 patent families were established. The increase in patent filings was primarily driven by injection devices and the inflammation therapy area.

The patent expiry dates for the product portfolio are shown in the table below. The dates provided are for expiry in the US, major European markets (Germany, France and the UK), China and Japan of patents on the active ingredient, unless otherwise indicated, and include extensions of patent term (including for paediatric extension where applicable). For several products, in addition to the compound patent, Novo Nordisk holds other patents on manufacturing processes, formulations or uses that may extend exclusivity beyond the expiration of the active ingredient patent. Furthermore, data-based exclusivity may be available under pharmaceutical regulatory laws.

Marketed products in key markets (active ingredients)

Product	US		Europe		China		Japan

Diabetes care:
NovoRapid® (NovoLog®)	2014	[1]	Expired	[1]	Expired	[1]	Expired	[1]
NovoMix® 30 (NovoLog® Mix 70/30)	2014		2014–15		Expired		2014
Levemir®	2019		2018		2014		2019
NovoNorm® (Prandin®)	Expired		Expired		Expired		Expired	[4]
PrandiMet®	2018	[3]	Pending		N/A		Pending
Victoza®	2022		2022		2017		2022

Biopharmaceuticals:
Norditropin® (Norditropin® SimpleXx®)	2015	[2]	2017	[2]	2017	[2]	2017	[2]
NovoSeven®	Expired	[5]	Expired	[5]	Expired	[5]	Expired	[5]

1.	Formulation patent until 2017.
2.	Formulation patent providing exclusivity to the composition of excipients used in the drug products.
3.	Combination patent providing exclusivity to the combined use of two or more different medicines for treatment of a particular disease.
4.	Possibly extendable by five years.
5.	Room temperature-stable formulation patent until 2024.

8    Employees

Of the 32,632 people employed in 2011, 14,064 were employed in Denmark compared with 13,535 in 2010. In 2011 the total number of employees increased by 2,149 (7%) compared with an increase of 1,154 (4%) in 2010. Employee turnover increased from 9.1% in 2010 to 9.8% in 2011.

Number by region	2011	2010	2009

North America	4,870	4,457	4,076
Europe	18,215	17,752	17,686
International Operations	4,549	3,768	3,657
Japan & Korea	1,010	995	978
Region China	3,988	3,511	2,932

Total	32,632	30,483	29,329

Employee turnover	9.8%	9.1%	8.3%

Engaging culture (employee engagement)

In 2011, the score for engaging culture (employee engagement) remained stable at 4.3 with a response rate in the annual eVoice survey of 92%.

Diverse senior management teams

Diversity in the company’s senior management teams increased from 54% (15 of 28 teams) in 2010 to 62% (18 of 29 teams) in 2011. Among all employees, diversity in terms of gender was at 50%, which is the same as in 2010.

Annual training costs per employee

Annual training costs per employee decreased from DKK 14,207 in 2010 to DKK 10,479 in 2011 due to overall reductions in the spend on training, with the US in particular reducing spend significantly. In 2010 the US incurred signficantly higher expenses on training due to expansion of the sales force.

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Supplementary information – Notes – Consolidated social statement	Consolidated social statement

9    Frequency of occupational injuries and absence

In 2011, a sales representative in Bangladesh died in a car accident. Prior to this tragic accident Novo Nordisk had not had any fatal occupational injuries since 2004.

In 2011, the number of occupational accidents with absence decreased by more than 25% compared with 2010. This develop ment significantly reduced the frequency of occupational injuries, which decreased from 4.9 per million working hours in 2010 to 3.4 in 2011. The decrease is due to a continuous focus on occupational health and safety at Novo Nordisk. The rate of absence also decreased slightly in 2011 to 2.3% from 2.5% in 2010.

10    Employment impact (direct and indirect)

In 2011, Novo Nordisk created an estimated 118,716 direct and indirect jobs compared with 108,248 direct and indirect jobs in 2010. The employment impact in 2011 translates into an estimated 86,580 indirect global jobs in the supply chain from production needs and employees’ private consumption. The majority of indirect jobs created are due to production (60,373), but the effect of private consumption by Novo Nordisk employees is also significant (26,207). In 2010, the total number of estimated indirect jobs created was 78,218.

The distribution of cash value remained roughly the same compared with 2010.

11    Supplier audits

In 2011, 177 supplier audits were completed and no critical findings were issued. The table below shows the split between responsible sourcing audits and audits related to quality.

Number	2011	2010	2009

Responsible sourcing audits	32	26	20
Quality audits	145	166	176

Total	177	192	196

12    Product recalls

In 2011, as in 2010, Novo Nordisk had five instances of product recalls involving different countries.Three recalls were implemented in single countries due to products defects originating from the local distribution chains and two recalls were effectuated in several countries due to product defects relating to production. None of the products recalled has caused any harm to patients.

13    Warning Letters and re-inspections

In 2011, as in 2010, no Warning Letters were issued to Novo Nordisk by the US Food and Drug Administration in connection with Good Manufacturing Practice, Good Clinical Practice or Good Laboratory Practice inspections. Nor were any significant re-inspections issued to Novo Nordisk by any authority. In total, 76 inspections were concluded in 2011, compared with 2010, when 105 inspections were concluded.

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Supplementary information – Statement of environmental performance for the year ended 31 December	Consolidated environmental statement

Statement of environmental performance for the year ended 31 December

	Note	2011	2010	2009

Inputs
Energy consumption (1,000 GJ)	2	2,187	2,234	2,246
Water consumption (1,000 m3)	3	2,136	2,047	2,149
Raw materials and packaging materials (1,000 tons)		71	65	79

Outputs
CO2 emissions from energy consumption (1,000 tons)	4	93	95	146
CO2 emissions from refrigerants (1,000 tons)	4	3	6	6
CO2 emissions from transport (1,000 tons)	4	53	57	N/A
Wastewater (1,000 m3)	5	2,036	1,935	2,062
Chemical oxygen demand (COD) in wastewater (tons)	5	446	555	617
Total waste (tons)	6	41,376	25,627	26,362
Non-hazardous waste (of total waste)	6	70%	54%	51%
Breaches of regulatory limit values	7	22	18	10

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Supplementary information – Notes – Consolidated environmental statement	Consolidated environmental statement

Notes to the Consolidated environmental statement

1  Basis of preparation of the Consolidated environmental statement

The Consolidated environmental statement is prepared in accordance with the same standards as those for the Consolidated social statement. For a description of these standards, please refer to note 1 Basis of preparation of the Consolidated social statement on p 92.

Principles of environmental disclosures
The Consolidated environmental statement and disclosures cover Novo Nordisk A/S and entities controlled by Novo Nordisk A/S.

The environmental disclosures cover the impact from the production ofNovo Nordisk’s products. CO2 emissions also include transportation. See accounting policies for details.

Environmental accounting policies

The accounting policies set out below have been consistently applied in preparation of the Consolidated environmental statement for all the years presented, with the following exception.

‘Ethanol waste’, reported as part of the total waste, was previously reported as 100% ethanol, meaning the actual waste amount was converted to 100% ethanol. This was done to make it transparent how much ethanol was recycled/incinerated rather than how much waste was actually produced. Going forward it will be the actual amount of waste produced and not only the amount of ethanol that is reported. Historical data have been restated accordingly.

Please refer to the accounting policies below for information on the environmental disclosures.

Energy consumption
Energy consumption (direct and indirect supply) is measured as both direct supply of energy (internally produced energy), which is energy Novo Nordisk produces from natural gas, fuel oil and other types, and indirect supply of external energy (externally produced energy), which is electricity, steam and district heat. The consumption of fuel and externally produced energy is based on meter readings and invoices.

Water consumption
Water consumption is measured based on meter readings and invoices. It includes drinking water, industrial water and steam.

Raw materials and packaging materials
Raw materials and packaging materials comprise materials for production and related processes, and packaging of products, and is recorded based on registrations in the procurement system. The consumption of raw materials and packaging is converted to metric tons.

CO2 emissions from energy consumption
The amount of CO2 emissions from energy consumption covers consumption related to production measured in metric tons. The CO2 emissions from energy consumption are calculated according to the GHG protocol.Emissions of CO2 from energy consumption are based on standard factors for own fuel consumption, and for energy supplied from external energy suppliers on a three-year average of available emission factors. Hence, emission factors for 2011 are the three-year average of 2008–2010.

CO2 emissions from refrigerants
CO2 emissions from refrigerants is calculated by converting to metric tons using standard factors.

CO2 emissions from transport
CO2 emissions from transport is calculated as the estimated emissions from product distribution in metric tons. It is calculated as the worldwide distribution of semi-finished and finished products, raw materials and components by air, sea and road between production sites and from production sites to affiliates, direct customers and importing distributors. CO2 emissions from product distribution from affiliates to pharmacies, hospitals and wholesalers are not included.

Wastewater
The volume of wastewater is measured as process wastewater, sanitary waste water and drainage water from fortified areas. The total volume of waste water is calculated based on input from the production sites either as a direct measure of the total sum discharged to public sewer systems or as the total consumption of water of the site minus registered evaporation from cooling systems (including cooling towers and other plants from which evaporation occurs) and any large amount of wastewater collected and treated as waste.

Chemical oxygen demand (COD) in wastewater
COD is a measure of the level of pollutants in the water and is calculated based on in-house test results or standard factors.

Total waste
Total waste is measured as the sum of non-hazardous and hazardous waste disposed of based on weight receipts. Due to a change in accounting policy for calculation of ethanol waste, the amount of waste disposed of as hazardous has increased significantly. Historical figures have been restated accordingly.

Non-hazardous waste (of total waste)
Non-hazardous waste is calculated as the waste disposed of as non- hazardous as a percentage of the total amount of waste disposed of. Due to the change in the accounting policy for ethanol waste, the historical figures for the percentage of non-hazardous waste have been restated accordingly.

Breaches of regulatory limit values
Breaches of regulatory limit values are all breaches reported to the authorities.

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Supplementary information – Notes – Consolidated environmental statement	Consolidated environmental statement

2	Energy consumption

In 2011, the consumption of energy decreased by 2% compared with 2010 even though production increased. The decrease was obtained through con tinuous process optimisations and energy management.

1,000 GJ	2011	2010	2009

Diabetes care	1,515	1,513	1,544
Biopharmaceuticals	280	298	292
Other[1]	392	423	410

Total	2,187	2,234	2,246

1.	‘Other’ consists of consumption that cannot directly be linked to the production of either diabetes care or biopharmaceuticals.

3	Water consumption

The consumption of water increased by 4% in 2011 compared with 2010, reflecting increased production. The increase is relatively small compared with the increase in production due to continuous process optimisations and water-saving projects at sites with high water consumption.

1,000 m3	2011	2010	2009

Diabetes care	1,853	1,719	1,817
Biopharmaceuticals	142	142	143
Other[1]	141	186	189

Total	2,136	2,047	2,149

1.	‘Other’ consists of consumption that cannot be directly linked to the production of diabetes care or biopharmaceuticals.

4	CO2 emissions

The reduction of CO2 emissions from refrigerants was due to the continuous focus on eliminating refrigerants with a high global warming potential and a high focus on maintenance and servicing of cooling systems.

1,000 tons	2011	2010	2009

CO2 emissions from energy consumption	93	95	146
– Diabetes care	69	68	99
– Biopharmaceuticals	8	9	19
– Other[1]	16	18	28
CO2 emissions from refrigerants	3	6	6
CO2 emissions from transport	53	57	N/A

Total	149	158	N/A

1.	‘Other’ consists of consumption that cannot directly be linked to the production of either diabetes care or biopharmaceuticals.

5	Wastewater and chemical oxygen demand (COD) in wastewater

The total volume of wastewater increased by 5% from 1,935,000 m3 in 2010 to 2,036,000 m3 in 2011, primarily due to increased water consumption. The quantity of discharged COD in the wastewater decreased by 20% due to changes in the wastewater handling at a pilot facility and production variance in general.

6	Waste

In 2011, the total amount of waste increased by 61% from 25,691 tons in 2010 to 41,376 tons. This significant increase was solely due to the disposal of a large amount of yeast slurry. This waste fraction was previously used as pig feed, but due to changes in regulatory requirements from 2011 the yeast slurry is now sent to a biogas plant. This change impacts the quantity of non-hazardous waste recycled, which increased significantly. Excluding the yeast slurry, the amount of waste disposed of in 2011 remained stable compared with 2010 even though production increased.

Tons	2011	2010	2009

Non-hazardous waste	29,131	13,911	13,432
– Recycled (%)	79	53	57
– Incinerated (%)[1]	11	20	21
– Landfill (%)	3	7	5
– Special treatment (%)	7	20	17
Hazardous waste[2]	12,245	11,716	12,930
– Recycled ethanol (%)[3]	48	48	51
– Incinerated ethanol (%)[4]	27	29	26
– Other (%)	25	23	23

Total[2]	41,376	25,627	26,362

Recycling percentage of total waste	70%	51%	55%

1.	Of which 94% with energy recovery.
2.	Due to a change in the accounting policy for calculation of ethanol waste, the amount of waste disposed of as hazardous has increased significantly. Historical figures have been restated accordingly.
3.	Ethanol recycled in eg biogas or wastewater treatment plants.
4.	Incinerated at combined heat and power plants or at plants for special treatment of hazardous waste with energy recovery.

7	Breaches of regulatory limit values

The number of breaches of regulatory limit values increased by 22% from 18 breaches in 2010 to 22 in 2011, mainly due to breaches related to pH in wastewater. All breaches were short-term events with no impact on the environment.

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Part of Management's review – Five years comparative figures in EUR	Summary of financial data 2007-2011 in EUR

Summary of financial data 2007–2011 in EUR

EUR million	2007	2008	2009	2010	2011

Sales	5,614	6,109	6,860	8,161	8,905

Sales by business segment:
Modern insulins (insulin analogues)	1,880	2,323	2,883	3,572	3,861
Human insulins	1,687	1,583	1,520	1,588	1,448
Victoza®	–	–	12	311	804
Protein-related products	235	247	265	297	310
Oral antidiabetic products (OAD)	288	321	356	369	346

Diabetes care total	4,090	4,474	5,036	6,137	6,769

NovoSeven®	788	858	950	1,078	1,120
Norditropin®	471	518	591	645	677
Hormone replacement therapy	224	216	234	254	276
Other products	41	43	49	47	63

Biopharmaceuticals total	1,524	1,635	1,824	2,024	2,136

Sales by geographical segment:
North America	1,845	2,032	2,454	3,170	3,569
Europe	2,194	2,309	2,356	2,506	2,573
International Operations[1]	708	777	917	1,119	1,257
Japan & Korea	596	638	657	760	835
Region China[1]	271	353	476	606	671

Depreciation, amortisation and impairment losses	404	328	343	331	367
Operating profit	1,200	1,660	2,005	2,537	3,003
Net financials	272	43	(126)	(82)	(60)
Profit before income taxes	1,472	1,703	1,879	2,455	2,943
Income taxes	328	409	433	521	648
Net profit for the year	1,144	1,294	1,446	1,934	2,295

Total assets	6,401	6,792	7,356	8,237	8,703
Total current liabilities	1,427	1,739	1,802	2,521	2,795
Total non-current liabilities	658	627	752	757	871
Equity	4,316	4,426	4,802	4,959	5,037

Capital expenditure, net	304	235	353	444	403
Free cash flow[2]	1,210	1,478	1,656	2,284	2,431
Net cash flow	220	552	307	118	149

1.	As of 1 January 2011, Region China is reported as a separate geographical region. Before 2011, Region China was part of International Operations. The historical figures for 2007–2010 have been restated and are comparable with the 2011 regional set-up.
2.	For definitions, please refer to p 65.

The translation of Income statement items is based on the average exchange rate in 2011 (EUR 1= DKK 7.45) and the translation of Balance sheet items is based on the exchange rate at the end of 2011 (EUR 1= DKK 7.43). The figures in DKK reflect the economic substance of the underlying events and circumstances of the Group.

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Part of Management's review – Quarterly figures	Quarterly financial figures 2010 and 2011

Quarterly financial figures 2010 and 2011

	2010				2011
DKK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	13,674	15,394	15,584	16,124	15,693	16,001	16,532	18,120

Sales by business segment:
Modern insulins (insulin analogues)	5,862	6,792	6,820	7,127	6,705	6,972	7,232	7,856
Human insulins	2,773	3,099	2,963	2,992	2,655	2,642	2,698	2,790
Victoza®	370	296	700	951	1,098	1,250	1,547	2,096
Protein-related products	503	583	567	561	639	527	574	569
Oral antidiabetic products (OAD)	645	704	736	666	711	653	562	649

Diabetes care total	10,153	11,474	11,786	12,297	11,808	12,044	12,613	13,960
NovoSeven®	1,914	2,155	1,965	1,996	2,032	2,140	2,044	2,131
Norditropin®	1,083	1,245	1,233	1,242	1,252	1,180	1,275	1,340
Hormone replacement therapy	443	450	517	482	492	513	501	548
Other products	81	70	83	107	109	124	99	141

Biopharmaceuticals total	3,521	3,920	3,798	3,827	3,885	3,957	3,919	4,160
Sales by geographical segment:
North America	5,221	5,988	6,114	6,286	6,035	6,165	6,804	7,582
Europe	4,432	4,671	4,675	4,886	4,595	4,847	4,728	4,998
International Operations[1]	1,835	2,213	2,127	2,160	2,203	2,415	2,286	2,463
Japan & Korea	1,156	1,439	1,454	1,611	1,484	1,423	1,539	1,777
Region China[1]	1,030	1,083	1,214	1,181	1,376	1,151	1,175	1,300

Gross profit	10,984	12,425	12,648	13,039	12,576	12,902	13,281	14,998
Sales and distribution costs	3,984	4,364	4,573	5,274	4,260	4,633	4,724	5,387
Research and development costs	2,131	2,434	2,302	2,735	2,290	2,323	2,263	2,752
Administrative expenses	711	745	759	850	756	778	788	923
Licence fees and other operating income (net)	224	159	110	164	148	97	104	145
Operating profit	4,382	5,041	5,124	4,344	5,418	5,265	5,610	6,081
Net financials	(65)	(433)	(468)	361	(128)	103	(154)	(270)
Profit before income taxes	4,317	4,608	4,656	4,705	5,290	5,368	5,456	5,811
Income taxes	993	1,060	1,071	759	1,217	1,234	1,255	1,122

Net profit	3,324	3,548	3,585	3,946	4,073	4,134	4,201	4,689

Depreciation, amortisation and impairment losses	581	595	607	684	605	825	615	692

Total assets	54,155	57,048	57,162	61,402	59,001	61,528	62,013	64,698
Total equity	32,916	33,635	34,264	36,965	34,768	36,966	35,428	37,448

Financial ratios

As percentage of sales
Sales and distribution costs	29.1%	28.3%	29.3%	32.7%	27.1%	29.0%	28.6%	29.7%
Research and development costs	15.6%	15.8%	14.8%	17.0%	14.6%	14.5%	13.7%	15.2%
Administrative expenses	5.2%	4.8%	4.9%	5.3%	4.8%	4.9%	4.8%	5.1%
Gross margin[2]	80.3%	80.7%	81.2%	80.9%	80.1%	80.6%	80.3%	82.8%
Operating profit margin[2]	32.0%	32.7%	32.9%	26.9%	34.5%	32.9%	33.9%	33.6%
Equity ratio[2]	60.8%	59.0%	59.9%	60.2%	58.9%	60.1%	57.1%	57.9%

Share ratios

Basic earnings per share/ADR (in DKK)	5.66	6.07	6.21	6.87	7.13	7.26	7.45	8.40
Diluted earnings per share/ADR (in DKK)	5.61	6.02	6.15	6.82	7.06	7.21	7.39	8.33

Average number of shares outstanding (million) – basic	587.6	584.0	577.6	572.7	571.6	569.1	563.5	557.6
Average number of shares outstanding (million) – diluted	593.0	588.9	582.3	577.5	576.7	573.8	568.1	561.9

Employees

Number of full-time employees at the end of the period	29,154	29,364	29,515	30,014	30,867	31,549	32,016	32,136

1.	As of 1 January 2011, Region China is reported as a separate geographical region. Before 2011, Region China was part of International Operations. The historical figures for Q1– Q4 2010 have been restated and are comparable with the 2011 regional set-up.
2.	For definitions, please refer to p 65.

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Financial statements of the Parent company

Financial
statements of the Parent company 2011

103	Income statement
104	Balance sheet
105	Notes to the financial statements

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Income statement for the year ended 31 December	Financial statements of the Parent company

Income statement for the year ended 31 December

DKK million	Note	2011	2010

Sales	2	40,452	37,261
Cost of goods sold	3	11,861	11,609

Gross profit		28,591	25,652

Sales and distribution costs	3	10,655	10,196
Research and development costs	3	7,851	7,998
Administrative expenses	3, 4	1,531	1,385
Licence fees and other operating income (net)		651	691

Operating profit		9,205	6,764

Profit in subsidiaries, net of tax	10	10,494	9,475
Share of profit in associated companies, net of tax	10	–	1,089
Financial income	5	437	437
Financial expenses	5	882	1,884

Profit before income taxes		19,254	15,881

Income taxes	6	2,200	1,466

Net profit for the year		17,054	14,415

Proposed appropriation of net profit:
Dividends		7,742	5,700
Net revaluation reserve according to the equity method	9, 10	(1,767)	1,573
Retained earnings	9	11,079	7,142

		17,054	14,415

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Balance sheet at 31 December	Financial statements of the Parent company

Balance sheet at 31 December

DKK million	Note	2011	2010

Assets

Intangible assets	7	1,159	1,083
Property, plant and equipment	8	14,257	14,418
Financial assets	10	17,443	19,314

Total non-current assets		32,859	34,815

Raw materials		1,262	1,231
Work in progress		3,941	4,896
Finished goods		1,967	1,551

Inventories		7,170	7,678

Trade receivables		1,392	1,388
Amounts owed by affiliates		7,312	6,748
Tax receivables		764	518
Other receivables		756	879

Receivables		10,224	9,533

Deferred income tax assets	12	222	–
Marketable securities		4,082	3,872
Derivative financial instruments		48	108
Cash at bank and in hand		12,399	11,418

Total current assets		34,145	32,609

Total assets		67,004	67,424

Equity and liabilities
Share capital		580	600
Net revaluation reserve according to the equity method		8,225	10,149
Retained earnings		28,643	26,207

Total equity	9	37,448	36,956

Deferred income tax liabilities	12	–	204
Other provisions	13	631	561

Total provisions		631	765

Loans		502	504

Non-current liabilities	11	502	504

Current debt		25	511
Derivative financial instruments		1,492	1,158
Trade payables		1,582	1,479
Amounts owed to affiliates		22,384	23,186
Tax payables		1	–
Other liabilities		2,939	2,865

Current liabilities		28,423	29,199

Total liabilities		28,925	29,703

Total equity and liabilities		67,004	67,424

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Notes – Financial statements	Financial statements of the Parent company

Notes to the Financial statements

1	Accounting policies

The Financial statements of the Parent company have been prepared in accordance with the Danish Financial Statements Act (Class D) and other accounting regulations for companies listed on NASDAQ OMX Copenhagen.

The accounting policies for the Financial statements of the Parent company are unchanged from the last financial year and are the same as for the Consolidated financial statements with the following additions. For a description of the accounting policies of the Group, please refer to note 1, ‘Basis of preparation of the consolidated financial statements’, pp 60 – 64.

Supplementary accounting policies for the Parent company

Financial assets
In the Financial statements of the Parent company, investments in subsidiaries and associated companies are recorded under the equity method, which is at the respective share of the net asset values in subsidiaries and associated companies. Any cost in excess of net assets in the acquired company is capitalised in the Parent company under Financial assets as part of investments in subsidiaries (‘Goodwill’). Amortisation of goodwill is provided under the straight-line method over a period not exceeding 20 years based on estimated useful life.

Net profit of subsidiaries less unrealised intra-Group profits is recorded in the Income statement of the Parent company.

To the extent it exceeds declared dividends from such companies, net revaluation of investments in subsidiaries and associated companies is transferred to Net revaluation reserve according to the equity method under Equity.

Fair value adjustments of financial assets categorised as Available for sale in the Parent company are recognised in the Income statement.

Profits in subsidiaries and associated companies are disclosed as profit after tax.

Tax
For Danish tax purposes, the Parent company is assessed jointly with its Danish subsidiaries. The Danish jointly taxed companies are included in a Danish on-account tax payment scheme for Danish corporate income tax. All current taxes under the scheme are recorded in the individual companies.

Statement of cash flows
No separate statement of cash flows has been prepared for the Parent company; please refer to the Consolidated statement of cash flows on p 58.

2	Sales

DKK million	2011	2010

Sales by business segment[1]
Diabetes care total	39,978	36,943
Biopharmaceuticals total	474	318

Total sales	40,452	37,261

Sales by geographical segment[1]
Europe	12,308	12,134
North America	14,018	13,373
International Operations	6,796	5,701
Japan & Korea	3,699	2,862
Region China	3,631	3,191

Total sales	40,452	37,261

Sales are attributed to geographical segment based on location of the customer.
1.	For definitions of the segments, please refer to note 2 to the Consolidated financial statements, pp 66 – 67.
3	Employee costs

DKK million	2011	2010

Wages and salaries	6,725	6,038
Share-based payment costs	126	329
Pensions	620	576
Other social security contributions	177	155
Other employee costs	257	250

Total employee costs	7,905	7,348

Included in the Balance sheet as change
in employee costs included in Inventories	(91)	(276)

For information regarding remuneration to the Board of Directors and Executive Management, please refer to ‘Remuneration report’ in ‘Corporate governance, remuneration and leadership’, pp 44 – 47, and note 4 to the Consolidated financial statements, p 68.

	2011	2010

Average number of full-time
employees in Novo Nordisk A/S	11,559	11,052

4	Fee to statutory auditors

DKK million	2011	2010

Statutory audit	8	8
Audit-related services	2	4
Tax advisory services	8	7

Total fee to statutory auditors	18	19

5	Financial income and financial expenses

DKK million	2011	2010

Interest income relating to subsidiaries	17	14
Foreign exchange gain (net)	–	206
Other financial income	420	217

Total financial income	437	437

Interest expenses relating to subsidiaries	163	122
Foreign exchange loss (net)	337	–
Other financial expenses	382	1,762

Total financial expenses	882	1,884

6	Income taxes

The Parent company paid income taxes of DKK 3,075 million related to the current year (DKK 1,838 million in 2010). In 2011, Novo Nordisk A/S received DKK 269 million in refund from prior year’s taxable income (a payment of DKK 12 million in 2010). Furthermore DKK 19 million has been paid by Danish subsidiaries (a refund of DKK 24 million in 2010).

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Notes – Financial statements	Financial statements of the Parent company

7	Intangible assets

DKK million	2011	2010

Cost at the beginning of the year	1,694	1,331
Additions during the year	179	405
Disposals during the year	(1)	(42)

Cost at the end of the year	1,872	1,694

Amortisation at the beginning of the year	611	550
Amortisation during the year	66	61
Impairment losses for the year	36	–
Amortisation reversed on disposals during the year	–	–

Amortisation at the end of the year	713	611

Carrying amount at the end of the year	1,159	1,083

Intangible assets primarily relate to patents and licences and internally developed software and costs related to major IT projects.

8	Property, plant and equipment

DKK million	Land and buildings	Plant and machinery	Other equipment	Payments on account and assets in course of construction	2011	2010

Cost at the beginning of the year	10,139	14,050	1,833	2,339	28,361	27,306
Additions during the year	143	165	88	1,331	1,727	1,898
Disposals during the year	(146)	(512)	(123)		(781)	(843)
Transfer from/(to) other items	372	594	55	(1,021)	0	0

Cost at the end of the year	10,508	14,297	1,853	2,649	29,307	28,361

Depreciation and impairment losses at the beginning of the year	3,863	8,874	1,206	–	13,943	12,925
Depreciation for the year	437	1,132	156		1,725	1,679
Impairment losses for the year	28	65			93	68
Depreciation reversed on disposals during the year	(137)	(453)	(121)		(711)	(729)

Depreciation and impairment losses at the end of the year	4,191	9,618	1,241	–	15,050	13,943

Carrying amount at the end of the year	6,317	4,679	612	2,649	14,257	14,418

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Notes – Financial statements	Financial statements of the Parent company

9	Statement of changes in equity

DKK million	Share capital	Net revaluation reserve	Retained earnings	2011	2010

Balance at the beginning of the year	600	10,149	26,207	36,956	35,705
Appropriated from Net profit for the year			11,079	11,079	7,142
Proposed dividends			7,742	7,742	5,700
Appropriated from Net profit for the year to Net revaluation reserve		(1,767)		(1,767)	1,573
Effect of hedged forecast transactions transferred to the Income statement			658	658	(422)
Fair value adjustments of cash flow hedges for the year			(1,118)	(1,118)	(635)
Dividends paid			(5,700)	(5,700)	(4,400)
Share-based payments (note 3)			126	126	329
Purchase of treasury shares			(10,839)	(10,839)	(9,498)
Sale of treasury shares			244	244	678
Reduction of the B share capital	(20)		20	0	0
Exchange rate adjustments of investments in subsidiaries		(157)	(16)	(173)	300
Tax on own shares			(123)	(123)	–
Other adjustments			363	363	484

Balance at the end of the year	580	8,225	28,643	37,448	36,956

Please refer to note 10 to the Consolidated financial statements, p 69, regarding average number of shares.

Please refer to note 18 to the Consolidated financial statements, p 75, regarding total number of A and B shares in Novo Nordisk A/S and treasury shares.

10	Financial assets

DKK million	Investments in subsidiaries	Amounts owed by affiliates	Investments in associated companies	Other securities and investments	2011	2010

Cost at the beginning of the year	8,741	88	134	560	9,523	9,378
Investments during the year	64	55			119	677
Divestments during the year		(42)		(31)	(73)	(532)
Transferred from associated companies to Other securities					–	–

Cost at the end of the year	8,805	101	134	529	9,569	9,523

Value adjustments at the beginning of the year	24,821	–	(95)	(358)	24,368	21,379
Profit/(loss) before tax	13,621				13,621	13,106
Income taxes on profit for the year	(2,629)				(2,629)	(2,417)
Amortisation and impairment of goodwill					–	(58)
Dividends received	(12,041)				(12,041)	(7,903)
Transferred from associated companies to Other securities					–	–
Divestments during the year				31	31	(808)
Effect of exchange rate adjustment	11	(1)		1	11	1,030
Other adjustments	(224)			(24)	(248)	39

Value adjustments at the end of the year	23,559	(1)	(95)	(350)	23,113	24,368

Offset against amounts owed by subsidiaries
at the beginning of the year						102
Additions during the year						(102)

At the end of the year	–	–	–	–	–	0

Unrealised internal profit at the beginning of the year	(14,577)				(14,577)	(13,459)
Change for the year – charged to Income statement	(498)				(498)	(82)
Change for the year – charged to Equity					–	(348)
Effect of exchange rate adjustment	(164)				(164)	(688)

At the end of the year	(15,239)	–	–	–	(15,239)	(14,577)

Carrying amount at the end of the year	17,125	100	39	179	17,443	19,314

Carrying amount of investments in subsidiaries and associated companies does not include capitalised goodwill at the end of the year.

A list of companies in the Novo Nordisk Group is found in note 33 to the Consolidated financial statements, pp 89 –90.

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Notes – Financial statements	Financial statements of the Parent company

11	Non-current liabilities

Non-current liabilities due more than five years from the balance sheet date amount to DKK 306 million of the total of DKK 502 million (DKK 359 million of the total of DKK 504 million in 2010).

12	Deferred income tax assets/(liabilities)

DKK million	2011	2010

The deferred tax assets/liabilities are
allocated to the various balance sheet
items as follows:
Property, plant and equipment	(1,018)	(1,233)
Indirect production costs	(874)	(956)
Unrealised profit on intra-Group sales	1,945	1,780
Other	169	205

Total income tax assets/(liabilities)	222	(204)

The deferred income tax has been calculated using a tax rate of 25%.

For a specification of deferred income tax posted directly in equity, please refer to note 9 to the Consolidated financial statements, p 69.

13	Other provisions

DKK million	2011	2010

Non-current	474	401
Current	157	160

Total other provisions	631	561

Provisions for pending litigations are recognised as other provisions. Furthermore, as part of normal business Novo Nordisk issues credit notes for expired goods. Consequently, a provision for future returns is made, based on historical product returns statistics.

14	Commitments and contingencies

DKK million	2011	2010

Commitments
Lease commitments	987	865
Contractual obligations relating to
investments in property, plant and equipment	11	88
Guarantees given for subsidiaries	4,217	1,601
Obligations relating to research and
development projects	2,774	2,510
Other guarantees and commitments	3,352	3,518

Lease commitments expiring
within the following periods
from the balance sheet date
Within one year	196	157
Between one and five years	490	402
After five years	301	306

Total lease commitments	987	865

The lease costs for 2011 and 2010 were
DKK 308 million and DKK 279 million respectively.

Security for debt
Land, buildings and equipment etc
at carrying amount	1,374	1,277

For information on pending litigation and other contingencies, please refer to note 31 to the Consolidated financial statements, pp 86 – 87.

15	Related party transactions

For information on transactions with related parties, please refer to note 32 to the Consolidated financial statements, p 88.

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Management statement	Consolidated financial statements

Statement by the Board of Directors and Executive Management on the Annual Report

Today, the Board of Directors and Executive Management approved the Annual Report of Novo Nordisk A/S for the year 2011.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent company, Novo Nordisk A/S, are prepared in accordance with the Danish Financial Statements Act.

Further, the Consolidated financial statements, the Financial statements of the Parent company and Management’s Review are prepared in accordance with additional Danish disclosure requirements for listed companies.

In our opinion, the Consolidated financial statements and the Financial statements of the Parent company give a true and fair view of the financial position at 31 December 2011, the results of the Group and Parent company operations and consolidated cash flows for the financial year 2011. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the year and of the financial position of the Group and the Parent company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent company.

Novo Nordisk’s Consolidated social and environmental statements have been prepared in accordance with the reporting principles of materiality, inclusivity and responsiveness of AA1000APS(2008). They give a balanced and reasonable presentation of the organisation’s social and environmental performance.

We recommend that the Annual Report be adopted at the Annual General Meeting.

Bagsværd, 1 February 2012

Executive Management

Lars Rebien Sørensen
President and CEO

Jesper Brandgaard
CFO

Lise Kingo

Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors

Sten Scheibye
Chairman

Göran A Ando
Vice chairman

Bruno Angelici

Henrik Gürtler

Ulrik Hjulmand-Lassen

Thomas Paul Koestler

Anne Marie Kverneland

Kurt Anker Nielsen
Chairman of
the Audit Committee

Søren Thuesen Pedersen

Hannu Ryöppönen
Audit Committee member

Stig Strøbæk

Jørgen Wedel
Audit Committee member

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Independent's auditor's report

Independent Auditor’s Reports

To the Shareholders of Novo Nordisk A/S

Report on Consolidated financial statements and Financial statements of the Parent Company

We have audited the Consolidated financial statements and the Financial statements of Novo Nordisk A/S for the financial year 2011, pp 55–90 and pp 102–108, which comprise Income Statement, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity and Notes including accounting policies for the Group as well as for the Parent Company and Consolidated Cash Flow Statement.

The Consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU. The Financial statements of the Parent Company are prepared in accordance with the Danish Financial Statements Act. Moreover, both the Consolidated financial statements and the Financial statements of the Parent Company are prepared in accordance with additional Danish disclosure requirements for listed companies.

Management’s Responsibility for the Consolidated financial statements and the Financial statements of the Parent Company
The Management is responsible for the preparation of the Consolidated financial statements and the Financial statements of the Parent Company that give a true and fair view in accordance with the above legislation and accounting standards, and for such internal control as Management determines is necessary to enable preparation of Consolidated financial statements and Financial statements of the Parent Company that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the Consolidated financial statements and the Financial statements of the Parent Company based on our audit. We conducted our audit in accordance with International standards on Auditing and additional requirements under Danish Audit regulation. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated financial statements and the Financial statements of the Parent Company are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated financial statements and the Financial statements of the Parent Company. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Consolidated financial statements and the Financial statements of the Parent Company, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of Consolidated financial statements and Financial statements of the Parent Company that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management, as well as evaluating the overall presentation of the Consolidated financial statements and the Financial statements of the Parent Company.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Consolidated financial statements give a true and fair view of the financial position at 31 December 2011 of the Group and of the results of the Group’s operations and consolidated cash flows for the financial year 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and International Financial Reporting Standards as endorsed by the EU and additional Danish disclosure requirements for listed companies. Moreover, in our opinion the Financial statements of the Parent Company give a true and fair view of the financial position at 31 December 2011 and of the results of the Parent Company’s operations for the financial year 2011 in accordance with the Danish Financial Statements Act and additional Danish disclosure requirements for listed companies.

Statement on Management’s Review

We have read Management’s Review, pp 2– 54 and pp 100 –101 in accordance with the Danish Financial Statements Act.

On this basis, it is our opinion that the information provided in the Management’s Review is consistent with the Consolidated financial statements and the Financial statements of the Parent Company.

Bagsværd, 1 February 2012

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Lars Baungaard
Danish State Authorised
Public Accountant

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Independent's auditor's report

Independent Assurance Report on the social and environmental reporting for 2011

To the Stakeholders of Novo Nordisk

We have reviewed the Consolidated social and environmental information in the Annual Report of Novo Nordisk A/S for the financial year 2011, which comprises Management’s Review, the social accounting policies and environmental accounting policies for social and environmental information and the Consolidated social and environmental statement on pp 2– 54 and pp 91– 99.

The assurance engagement has furthermore covered the nature and extent of Novo Nordisk incorporation of the AA1000 AccountAbility Principles Standard (AA1000APS(2008)) principles (inclusivity, materiality and responsiveness) with respect to stakeholder dialogue.

Criteria for the preparation of reporting on data
The Consolidated social and environmental information is prepared in accordance with the social accounting policies and environmental accounting policies described on pp 92– 94 and p 98.

Management’s responsibility
The Management is responsible for preparing the Consolidated social and environmental information, including for establishing data collection and registration, internal control systems with a view to ensuring reliable reporting, specifying acceptable reporting criteria and choosing data to be collected for intended users of the report. Also, adherence to AA1000APS(2008) and the three principles of inclusivity, materiality and responsiveness is the responsibility of Management.

Assurance provider’s responsibility
Our responsibility is, on the basis of our work, to express a conclusion on the reliability of the Consolidated social and environmental information in the Annual Report. Furthermore, our responsibility is, by applying the AA1000 Assurance Standard (AA100AS(2008)), to express a conclusion on as well as to make recommendations for the nature and extent of Novo Nordisk’s adherence to the AA1000APS(2008) principles.

Our team of experts have competences in respect of assurance engagements related to Consolidated social and environmental information. In addition, our team have competences in assessing social and environmental information and sustainability management, and thus qualify to conduct this inde pendent assurance engagement. During 2011 we have not performed any tasks or services to Novo Nordisk or other clients that would conflict with our independence, nor have we been responsible for the preparation of any part of the report; and therefore qualify as independent as defined by in AA1000AS(2008).

Scope, standards and criteria used
We have planned and performed our work in accordance with the International Standard on Assurance Engagements (ISAE) 3000, “Assurance Engagements other than Audits or Reviews of Historical Financial Information”, to obtain limited assurance that the Consolidated social and environmental information in the Annual Report is free of material misstatements and that the information has been presented in accordance with the social accounting policies and environmental accounting policies here for. The assurance obtained is limited, as our work compared to that of an engagement with reasonable assurance has been limited to, principally, inquiries, interviews and analytical procedures related to registra tion and communication systems, data and underlying documentation.

Moreover, we have planned and performed our work based on the AA1000AS(2008), using the criteria in the AA1000APS(2008), to perform a Type 2 engagement and to obtain a moderate level of assurance regarding the nature and extent of Novo Nordisk’s adherence to the principles of inclusivity, materiality and responsiveness.

Methodology, approach, limitation and scope of work
Based on an assessment of materiality and risk, our work included: (i) Inquiries regarding procedures and methods to ensure that social and environmental reporting include data from the Group’s Business Unit operations, and that these data have been incorporated in compliance with the social accounting policies and environmental accounting policies. Through site visits to Bagsværd, Gentofte, Kalund borg and Clayton and based on requests and selected documentation, we have furthermore assessed the existing systems for data collection and registration, and procedures to ensure reliable reporting; (ii) Inquiries and interviews with members of Executive Management, the Board and staff from the sustainability development department, as well as Management representing different functions in the Group, regarding Novo Nordisk’s adherence to the principles of inclusivity, materiality and responsiveness, including Management’s commitment to the principles, the existence of systems and procedures to support adherence to the principles and the embedding of the principles at corporate level.

Conclusion
Based on our review, nothing has come to our attention which causes us not to believe that the Consolidated social and environmental information presented in the Annual Report of Novo Nordisk A/S for 2011 (on pp 2– 54 and pp 91– 99) is free of material misstatements and has been stated in accordance with the social accounting policies and environmental accounting policies here for.

Furthermore, nothing has come to our attention causing us to believe that Novo Nordisk does not adhere to the AA1000APS(2008) principles.

Observations and recommendations
According to AA1000AS(2008), we are required to include observations and recommendations for improvements in relation to adherence to the AA1000APS(2008) principles:

Regarding inclusivity

Novo Nordisk’s Management has a strong commitment to inclusivity and stakeholder engagement. Also, the Company has in place systems and processes to ensure a continuous mapping of relevant stakeholders, as well as a structured and systematic approach to ensuring the inclusion of stakeholder concerns, demands and expectations at a corporate level.

We recommend that Novo Nordisk continue to work on ensuring a systematic and structured approach to the AA1000APS(2008) principles at a local level, and that the company in general continue to communicate and guide on stakeholder involvement internally. Finally, we recommend that Novo Nordisk increasingly engage in expanding social and environmental competences at the company’s strategic suppliers.

Regarding materiality
Novo Nordisk’s Management systematically takes the principle of materiality into consideration when making decisions regarding sustainability at manage ment level. Also, the Company has in place a number of relevant senior management level governance bodies to discuss, evaluate and determine the materiality of sustainability issues on ongoing basis.

We have no recommendations regarding materiality.

Regarding responsiveness
Novo Nordisk is committed to being responsive to stakeholders as is evident from the wide range of media, forums and communication channels used by Novo Nordisk to communicate on sustainability issues.

We have no recommendations regarding responsiveness.

Bagsværd, 1 February 2012

PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Lars Baungaard
Danish State Authorised
Public Accountant

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Additional information

Index

In addition to the information reported in this integrated annual report, we report information for specific stakeholder groups at annualreport2011.novonordisk.com. To help you find information, this index is arranged according to the categories used online. An explanation of where you can find information reported in accordance with voluntary reporting standards is also included in below.

Topic	Page(s) in this report	Global Reporting Initiative Indicator	UN Global Compact Principles

Financial

Financial performance	5–9, 14, 56–59, 100–101

Socioeconomics	–	EC1, EC9

Tax contribution	8, 14, 23–24, 56–61, 69

Social – patients

Access to health	9–10, 21, 31–32, 34–35, 38–39	EC8	1–2

Donation	9–10, 34–35, 38–39, 86, 93	SO1

Support and advocacy	20, 38–39

Clinical research	10, 26–27, 93–94	PR3	1–2

Bioethics	–		1–2, 7–9

Animal ethics	94

Gene technology	–

Stem cell research	19

Safety and quality	10, 23, 93, 96	PR1–4

Public affairs	31–35, 37	SO5–6

Social – employees

Our employees	10, 17, 20, 95	EC7, LA11–12	1–2, 3–6

Wages and benefits	44–47, 68	EC5, LA3–4, LA12	3–6

Workplace statistics	95

Diversity	9–10, 95	LA13	3–6

Health and safety	10, 20, 96	LA7	3–6

Employee health programmes	–	LA8	3–6

Employee volunteering	20	SO1

Social – assurance

Business ethics	11, 21, 24	SO2–3, P	10

Responsible sourcing	11, 96	EC6, HR1-2	1–2, 3–6, 10

Environmental

Environmental approach	–	EN13, 30	7–9

Environmental priorities	11–12, 21–22, 99	EN1, 3–5, 7–9, 11, 16, 18, 20–23, 26, 30	7–9

Governance

Novo Nordisk Way	10–11, 17–18

Boards and committees	41–43

Managing risks	22–24

Corporate governance	41–43

Stakeholders and reporting

Stakeholder engagement	21, 34, 92

Memberships	–

Partnerships	34–35, 38–39

Our reporting	60–64, 92–96, 98–99

Additional reporting

SEC Form 20-F	13, 43, 53

UN Global Compact – Communication on Progress	92

Global Reporting Initiative	92

International Integrated Reporting Framework	92

112   Novo Nordisk Annual Report 2011

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Additional information

Our products

This report makes reference to European product trade names. The list below provides an overview of European trade names with accompanying generic names. Trade and generic names may differ in other markets.

Therapeutic area	Trade name	Generic name
Diabetes care
Modern insulins	Levemir®	Insulin detemir

	NovoRapid®	Insulin aspart

	NovoMix® 30	Biphasic insulin aspart

	NovoMix® 50	Biphasic insulin aspart

	NovoMix® 70	Biphasic insulin aspart

Glucagon-Like Peptide-1	Victoza®	Liraglutide

Human insulins	Insulatard®	Insulin human

	Actrapid®	Insulin human

	Mixtard® 30	Insulin human

Diabetes devices	FlexTouch®	Prefilled insulin delivery system

	FlexPen®	Prefilled insulin delivery system

	NovoPen® 4	Durable insulin delivery system

	NovoPen Echo®	Durable insulin delivery system

	InnoLet®	Prefilled insulin delivery system

	NovoFine®	Needle

	NovoTwist®	Needle

	GlucaGen®	Glucagon

Oral antidiabetic agents	NovoNorm®	Repaglinide

	PrandiMet®	Repaglinide/metformin
Biopharmaceuticals
Haemostasis	NovoSeven®	Recombinant factor VIIa

Human growth hormone	Norditropin®	Somatropin (rDNA origin)

	Norditropin® FlexPro®	Prefilled multidose delivery system

	FlexPro® PenMate®	Automatic needle insertion accessory

	Norditropin® NordiFlex®	Prefilled multidose delivery system

	NordiFlex PenMate®	Automatic needle insertion accessory

	NordiPen®	Durable multidose delivery system

	NordiPenMate®	Automatic needle insertion accessory

	NordiLet®	Prefilled multidose delivery system

Hormone replacement therapy	Activelle®	Estradiol/norethisterone acetate

	Estrofem®	Estradiol

	Novofem®	Estradiol/norethisterone acetate

	Vagifem®	Estradiol hemihydrate

Market share data on pp 7 and 31 is from IMS Health, IMS MIDAS Customized Insights (November 2011). Market definition for retail: Algeria, Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, Czech Republic, Denmark, Egypt, Estonia, France, Finland, Germany, Greece, Hungary, India, Ireland, Italy, Japan, Korea, Latvia, Lithuania, Luxembourg, Mexico, Netherlands, New Zealand, Norway, Poland, Portugal, Romania, Saudi Arabia, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Turkey, the UK and the US. Market definition for hospitals: Australia, Bulgaria, Canada, China, Czech Republic, Denmark, Finland, Germany, Hungary, Italy, Japan, Latvia, Lithuania, New Zealand, Norway, Poland, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, the UK and the US.

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Headquarters
Novo Nordisk A/S
Novo Allé
2880 Bagsværd, Denmark
Tel +45 4444 8888
annualreport@novonordisk.com

Transfer agents
Shareholders’ enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracking of lost shares should be addressed to Novo Nordisk’s transfer agents:

Danske Bank
Holmens Kanal 2–12
1092 Copenhagen K, Denmark
Tel +45 3344 0000

In North America:
JP Morgan Chase & Co
PO Box 64504
St Paul, MN 55164-0504, USA
Tel +1 800 990 1135
Tel +1 651 453 2128

CVR number 24 25 67 90

novonordisk.com

KELLY HECTOR
At the age of two-and-a-half, Kelly was diagnosed with type 1 diabetes. The news came as a major shock to her parents. Since that day, they have had constant concern about their daughter’s health.

Now seven years old, Kelly can not remember a time when she did not have diabetes. She is a first-grader in elementary school in New Jersey, US, and makes every effort to live a normal life. She loves sports, especially baseball, as well as reading and art.

Kelly would love to inject insulin fewer times every day – and to eventually benefit from research to find a cure for type 1 diabetes. Her father has raised over 10,000 US dollars for research through fundraising bike rides to benefit JDRF (formerly known as the Juvenile Diabetes Research Foundation).

At Novo Nordisk’s Hagedorn Research Institute in Denmark, we are conducting research to tackle the roots of diabetes, in the hope of finding a cure for people like Kelly. In the meantime, we are raising awareness of the impact of diabetes and improving treatment so that the millions of people who must live with diabetes can live life to the fullest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: FEBRUARY 8, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer